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Annual Report 2008

Experian


Realising a vision

Through its data resources and analytical capabilities, Experian provides one of the building blocks for growth in consumer economies around the world.

Credit management and targeted marketing are at the heart of what Experian does.

Its Credit Services and Decision Analytics businesses help organisations and consumers to fulfil their ambitions through access to affordable credit.

Its Marketing Services and Interactive businesses help organisations to grow successfully by reaching new markets and finding and keeping profitable customers.

Experian's vision is that its people, data and technology become a necessary part of every major consumer economy.

Contents

São Paulo is the home of Serasa, Brazil's largest credit bureau, in which Experian now has a controlling interest.



Chairman's statement

These have been extraordinary times for the banking and financial services industry. Unprecedented losses, huge volatility, the dislocation of the inter-bank lending market and subsequent recapitalisation of major banks have characterised the events of recent months.

The extent to which the so-called credit crunch will impact beyond the financial sector remains to be seen, but it is clear that this next year will be another challenging one, particularly for companies with exposure to the US and UK markets, where the banks will continue to be cautious lenders.

Within all sectors though, there have been companies that have performed well and I am pleased that Experian is amongst these. Despite the highly unusual conditions, Experian delivered a solid financial performance and continued to make strong strategic progress, which is a remarkable achievement.

Experian's performance this year is undoubtedly testimony to the underlying strength of the business

Experian's management was quick to identify a range of efficiency measures and to restructure certain parts of the business so that it could better deal with the prevailing conditions. This will result in significant cost savings, as well as delivering operational efficiencies that will benefit us in the longer term.

What this year has really shown is the strength of Experian's portfolio and the many opportunities we have to drive growth.

We have, for example, continued to extend our global reach into new and emerging markets. Our investment in Serasa, Brazil's largest credit bureau, has provided us with a commanding position in one of the fastest growing credit markets in the world.

We have developed new and innovative products for credit managers and marketers, as well as for consumers wanting to protect their credit records. And we have continued to expand into new market sectors, such as government, energy, telecommunications and healthcare. In the UK alone, we won four significant new contracts in the public sector.

We have also made good progress in the management of our corporate responsibilities and in learning how to embed these within our everyday business processes. Experian was selected for inclusion in the FTSE4Good index of socially responsible companies and the Dow Jones Sustainability World Index. Our carbon emissions continued to fall, driven by improved energy efficiency and the use of renewable energy, and we played a leading role in initiatives to reduce the incidence of identity theft in the US and UK.

Highlights

Experian's performance this year is undoubtedly testimony to the underlying strength of the business and to our continued investment in our infrastructure, products and people, but it is also the mark of an exceptionally committed and hard-working team. Our people had to dig deep this year, in the face of a challenging environment and some tough decisions, and I thank them for all their support.

Looking ahead, we are far from complacent about conditions in the US and UK financial markets, but the actions taken by the management team this year give me confidence in our ability to continue to steer through the current disruption. I believe that Experian is in good shape, strengthened rather than weakened by the events of this year, and that we can look to the future with confidence.

John Peace
Chairman
20 May 2008



Revenue from continuing activities up 14% at constant exchange rates to US$4.1bn. Organic revenue growth of 4%.

Total EBIT growth of 15% at actual exchange rates to US$945m.

Continuing EBIT up 13% at constant exchange rates.

EBIT margin of 21.8% from continuing activities, excluding FARES contribution, in line with prior year.

Profit before tax of US$549m.

See financial review on page 26 for definition of non-GAAP measures used throughout this report.

Experian at a glance



Experian's operational headquarters are in Costa Mesa, California (above) and Nottingham, United Kingdom (below).



Experian is an information services company.

We provide organisations and individuals with information and analysis to help them make the right decisions.

It may be a bank needing to decide the most appropriate credit limit for a new customer. Or a retailer wanting to choose the best location for a new store. Or a vehicle manufacturer looking for the best potential customers for its latest model. Or a government department needing to verify the identity of new claimants. Or a consumer wanting to protect their family from identity fraud.

At the heart of our business lies a vast store of information, around which we have developed a unique range of analytical skills and software tools. It enables us to provide extraordinary insight into everyday decision making.

From our early focus on financial services, we now have clients in almost every major industry. We have also continued to expand geographically and today support clients in over 65 countries.

Our products and services are grouped under four principal activities:

Credit Services
Helping lenders to make timely and responsible credit-granting decisions, while making it easier and quicker for their own customers to obtain finance.

Decision Analytics
Enabling lenders to assess the degree of risk associated with any particular course of action and to test and fine-tune different lending strategies.

Marketing Services
Helping organisations to reach new customers and to expand existing relationships, using the most appropriate media and message.

Interactive
Allowing consumers to monitor their personal credit files securely over the internet and to find the best deals on products and services.

Credit Services

Revenue by region



North America 43% | UK and Ireland 15% | Latin America 16% | EMEA/Asia Pacific 26%

Contribution to Group revenue


47%

Decision Analytics

Revenue by region



North America 17% | UK and Ireland 53% | Latin America 2% | EMEA/Asia Pacific 28%

Contribution to Group revenue


12%

Revenue by industry (market profile)[1]



- Financial services
- Direct-to-consumer
- Retail / home shopping
- Telecom / utility
- Media / publishing / advertising
- Government / non-profit / education
- Automotive
- Other

[1] Management estimate of percentage of revenue by vertical market
Excludes discontinuing activities and Serasa

Revenue by client (client profile)[1]



- Top 10 clients
- Top 50 clients
- All other

[1] Excluding discontinuing activities, Consumer Direct and Serasa

Of the top 50 clients at least 85% have been doing business with Experian for five years or more

Experian operates in 38 countries and sells to clients in over 65 countries



■ Countries with Experian offices

Argentina	China	Hong Kong	Netherlands	South Korea
Australia	Czech Republic	India	New Zealand	Spain
Austria	Denmark	Ireland	Norway	Sweden
Belgium	Estonia	Italy	Poland	Turkey
Brazil	Finland	Japan	Romania	United Kingdom
Bulgaria	France	Malaysia	Russia	United States
Canada	Germany	Mexico	Singapore	
Chile	Greece	Monaco	South Africa	

■ Countries without Experian offices where Experian sells to clients

Marketing Services

Revenue by region



- North America 46%
- UK and Ireland 43%
- Latin America 1%
- EMEA/Asia Pacific 10%

Contribution to Group revenue


20%

Interactive

Revenue by region



- North America 92%
- UK and Ireland 8%

Contribution to Group revenue


21%

Chief Executive's review



Experian performed well during a challenging year. We delivered organic revenue growth across all four of our regions and all four of our principal activities, there were good profit and cash performances and we made excellent strategic progress, which positions us strongly for future growth. These achievements are all the more significant for having been secured against one of the most challenging market environments for the financial services sector in the US and the UK in recent times. Our performance attests to the commitment of our people, the strength of our market position, the global demand for our products and the balance and diversity of our portfolio.

Portfolio balance drives growth
Resilience has been due to many noteworthy performances, including:

- Decision Analytics, which delivered strong growth in emerging markets and higher penetration of fraud prevention products.
- Our business information activities, which have benefited from our commitment to new product innovation.
- Consumer Direct, which continues to be a major success as we build on our global market-leading position.
- Our new media marketing activities, which now account for nearly 50% of North America Marketing Services.
- New contract wins from major clients, including Barclays, IBM Italia, Homeserve and GE Money.
- Strong demand for our countercyclical products, including collections solutions and account management.

Don Robert
Chief Executive Officer

Managing our business in more challenging times

In January, we took action to ensure that we had the right cost structure in place for the prevailing business environment. We announced a programme of cost-efficiency measures, to deliver annualised savings of US$80m. In response to continuing challenging conditions, we have since identified additional opportunities and have raised our estimate for annualised cost savings to US$110m. We now expect in the region of US$50m to be realised in the year ending 31 March 2009, with the full benefit thereafter. One-off restructuring costs associated with achieving these savings are now expected to be in the region of US$140m.

These additional measures include further restructuring of core credit and marketing activities and infrastructure consolidation.

Evolving our strategy

At Experian, we are fortunate to have many opportunities to drive growth, underpinned by global expansion in demand for credit risk management and high RoI marketing. We have refined our strategic focus and have adopted a framework to:

- Focus on data and analytics.
- Drive profitable growth.
- Optimise capital efficiency.

We have incorporated these three elements in the recent execution of our strategy.

Over the past year we have made significant progress to enable us to continue to drive profitable growth

Focus on data and analytics

Our core expertise is ownership and operation of comprehensive databases around the world and enhancing the value of data through the application of proprietary analytics and software. Our businesses are characterised by their market-leading positions, high barriers to entry, global reach and potential for long-term growth, as well as their attractive financial characteristics.

We review the composition of our portfolio against these criteria on a regular basis. As previously announced, PriceGrabber and Experian's transaction processing activities are under strategic review. We have also indicated previously that our acquisition strategy will focus on opportunities that will bring access to new data and analytics.

Drive profitable growth

Over the past year we have made significant progress to enable us to continue to drive profitable growth. We aim to achieve this through expansion of our global reach, a commitment to innovation and by driving operational excellence. Action in the year included:

- The acquisition of a 70% stake in Serasa, which provides access to the emerging credit economy in Brazil, with significant opportunity to introduce value-added products.
- Expansion of our infrastructure in Asia Pacific, which has contributed to the success of our Decision Analytics activities in the region.
- Further progress in new vertical markets, with exciting new opportunities emerging in the UK public sector, for example.
- Investment in new sources of data, such as Visa transaction data, and the acquisition of Hitwise, which extends our position in new marketing channels.
- Development of new products in Consumer Direct for fraud prevention and identity protection.
- Investment in new analytics activities, for example through the acquisition of Tallyman, which extends our presence in collections software.
- Investment in low cost development and delivery centres in Chile, India and Bulgaria.

In the year ending 31 March 2009, we plan to invest through the income statement at a rate similar to the prior year in new products, geographies and our people.

Optimise capital efficiency

We remain committed to maintaining an efficient balance sheet, consistent with a strong investment grade credit rating. We will be flexible where warranted, for example, following the debt-financed acquisition of Serasa in June 2007 our credit ratios rose above our target levels. We considered this acceptable as a temporary position following a strategically important acquisition. Since then, net debt has reduced from US$3.0bn to US$2.7bn as a result of strong cash conversion.

We will continue to reinvest to retain competitive advantage and to make targeted acquisitions that fit our strategy and meet our financial hurdles. We will review additional opportunities for returning surplus cash to shareholders, as credit ratios return to levels consistent with a strong investment grade credit rating.

Dividend

For the year ended 31 March 2008, we have announced a second dividend of 12.0 US cents per share to give a full year dividend of 18.5 US cents per share, in line with our objective to have cover (based on Benchmark EPS) of at least three times on an annual basis. The second interim dividend will be paid on 25 July 2008 to shareholders on the register at the close of business on 27 June 2008.

Strengthening our management team

Our achievements are directly related to the quality and commitment of our people, and the strength of our senior leadership team. We have created two new senior leadership roles to ensure that we operate our business more globally, in every respect, to meet the growing needs of our clients.

Experian is a strong business performing well in difficult markets

	Revenue		Profit	
12 months to 31 March	2008 US$m	2007 US$m	2008 US$m	2007 US$m
North America[1]	2,061	1,985	608	573
Latin America[1,2]	324	5	75	(4)
UK and Ireland	965	843	226	212
EMEA/Asia Pacific	710	574	87	73
Sub total	**4,059**	**3,407**	**995**	**855**
Central activities	–	–	(57)	(47)
Continuing activities	**4,059**	**3,407**	**938**	**808**
Discontinuing activities[3]	71	85	7	18
Total	**4,130**	**3,492**	**945**	**825**
Net interest			(126)	(111)
Benchmark PBT			**819**	**714**
Exceptional items			(63)	(162)
Amortisation of acquisition intangibles			(121)	(76)
Goodwill expense			(2)	(14)
Charges for demerger-related equity incentive plans			(49)	(24)
Financing fair value remeasurements			(29)	(35)
Tax expense of associate			(6)	(9)
Profit before taxation			**549**	**394**
Taxation			(97)	(68)
Profit after taxation for continuing operations			**452**	**326**
Benchmark EPS (US cents)			60.3	59.7
Basic EPS for continuing operations (US cents)			43.3	35.1
Weighted average number of ordinary shares (million)			1,009	927

[1] The segmental information presented in respect of the Americas for the year ended 31 March 2007 is now further analysed to show North and Latin America as separate segments

[2] Profit includes US$11m Serasa integration charge for the year ended 31 March 2008

[3] Discontinuing activities include MetaReward, UK account processing and Loyalty Solutions



Expanding Experian's data assets with online competitive intelligence

In June 2007, Experian acquired Hitwise, a leading online competitive intelligence service, operating in the US, UK, Australia, New Zealand, Singapore and Hong Kong. Hitwise enables over 1,400 clients to benchmark their online performance against competitors and, most importantly, to uncover new business opportunities by understanding how people interact daily with over one million websites across 160 industries.

Over the next 18 months, Hitwise will be expanding its global footprint into new markets and launching a range of new online competitive intelligence tools to continue to help clients maximise their online marketing spend.

Chris Callero, who has successfully led and expanded our North America and Latin America businesses, has been promoted to the role of President and Chief Operating Officer, Experian Group. Victor Nichols, who joined Experian a year ago from Wells Fargo, has become CEO for the combined UK and EMEA region. Victor also retains accountability for Marketing Services and Interactive globally.

Financial performance

Despite the market challenges, we delivered a good financial performance during the year:

- We delivered organic revenue growth of 4%.
- We delivered continuing EBIT margin in line with the prior year at 21.8%.
- EBIT conversion into operating cash flow was 95%.

We continued to invest in the business through the income statement, capital expenditure and acquisitions. Capital expenditure was US$344m, in line with previous guidance. Acquisition expenditure was US$1.7bn, including the 70% stake in Serasa, Hitwise, Tallyman, N4 Solutions and a number of smaller infills. Acquisitions in the year are currently trading at least to plan, and Serasa is on plan for revenue and exceeds EBIT buy plan.

Summary

This has been a challenging year in many ways. The major disruption that took place in the financial services sector was unprecedented, impeding our revenue growth trajectory, but we delivered good profit and cash performances. Experian is a strong business performing well in difficult markets, and while it is still too early to call a turn in the US and the UK financial services markets, we have taken the necessary steps to reduce costs and protect margins. We also expect strong performances in the current year in other Experian regions and in key business lines. In the meantime, we will keep a tight rein on costs, while continuing to invest in the long-term growth of the business. Experian is a business with excellent future growth opportunities and we are highly confident about our future prospects.

North America

North America performed well despite challenging market conditions caused by the major disruption of the US mortgage market and subsequent global credit liquidity issues. While revenue growth slowed, there was excellent margin performance as all businesses benefited from proactive cost control measures taken over the past 18 months.

- Revenue from continuing activities up 4% at constant exchange rates; 3% organic
- EBIT from continuing activities up 8% excluding FARES; up 6% including FARES
- Proactive cost control measures resulted in strong margin performance - EBIT margin excluding FARES up 110 basis points
- Resilient performance from Credit Services and Decision Analytics against unprecedented market conditions
- New media approaches 50% of Marketing Services revenue
- Strong performances at Consumer Direct and PriceGrabber

Credit Services

Includes consumer credit, business information and automotive services

Revenue in Credit Services was flat year-on-year, reflecting an exceptionally challenging market for US financial services clients. In consumer information, disruption of the mortgage market reduced demand for credit reports used in loan origination. Credit liquidity and capital constraints caused major card issuers to reduce spend in areas like credit marketing (pre-screen) as the year progressed. These factors were largely balanced by strong demand for countercyclical products in portfolio management and collections, which saw increased volumes and new business wins. Business information showed good growth, benefiting from investment in a new database platform, and reflected in new contract wins for business credit reports and portfolio scoring services. There was also continued strong growth in automotive information, driven by market share gains in the sale of vehicle history reports.

There was good strategic progress during the year, with a focus on new product development, enhanced data quality and increased sales force productivity. The previously announced partnership with Visa to create more predictive bankruptcy scores is in testing and validation with key card issuers, while VantageScore continues to gain traction. Such activities enable Experian to realise opportunities even during times of uncertainty, as now, as well as positioning the business for eventual market recovery.

Decision Analytics

Includes credit analytics, decision support software and fraud solutions

Decision Analytics delivered revenue growth of 7%, which represented a good performance against a strong prior year comparable (2007: 29%). There was good growth in software products used to support account management as institutions seek new ways to improve risk assessment, as well as good progress in vertical markets outside financial services, particularly in the telecommunications and energy sectors. Fraud prevention activities also performed well, due to greater traction from new products and penetration of new channels. This offset softness in software products used in origination of new credit, as financial services institutions deferred some spending decisions.

2008 Revenue by activity[1]



- Credit Services
- Decision Analytics
- Marketing Services
- Interactive

[1] Excludes discontinuing activities

Marketing Services

Includes data integrity and data management, digital services, research services, internet marketing intelligence and business strategies

Total revenues at Marketing Services grew 8%. Organic revenue growth was 2%, benefiting from the mix shift towards new media activities (data integrity and digital services) from traditional direct mail and list processing activities. At the end of the year, new media activities accounted for just under 50% of revenues, including the contribution from Hitwise, acquired earlier in the period. There were excellent performances in the year from digital services (email), which delivered high volumes and new client wins, and data integrity services (QAS), which further increased its market penetration. Hitwise also performed strongly, driven by significant new business wins and improved retention rates. There was some moderation in the rate of decline at traditional direct mail activities, with good momentum on new business wins.

Protecting families from identity theft

Identity theft is the fastest growing crime in the US, with criminals using stolen personal information to assume another person's identity to commit fraud or theft. More than one in ten US adults fell victim to this in 2006; but children's personal information is also increasingly being targeted, where crimes may go undetected for many years.

Experian's new Family Secure protects families against identity theft through constant monitoring of both their Experian credit report and the personal information of their children, alerting them to any suspicious activity. Fraud Resolution Representatives provide expert support in resolving any issues and a US$2 million Family Secure guarantee provides peace of mind that losses resulting from identity theft will be reimbursed.

EBIT (US$m) and margin


08
608
26.9%
07
573
25.8%
06
473
23.3%
05
356
21.3%
04
313
21.9%
EBIT

EBIT excludes discontinuing activities

EBIT margin is for continuing direct business only and excludes FARES

Total revenue growth


08
4%
07
15%
06
40%
05
18%
04
9%
Organic growth
Acquired growth

Total growth is defined as year-on year revenue growth at constant exchange rates

2006, 2007 and 2008 exclude MetaReward

Organic revenue growth


08
3%
07
8%
06
15%
05
10%
04
7%

Organic growth is defined as year on-year revenue growth at constant exchange rates, excluding acquisitions except affiliates, until the date of their anniversary

2006, 2007 and 2008 exclude MetaReward

Interactive

Includes Consumer Direct (online credit reports, scores and monitoring services sold direct to consumers) and lead generation businesses (LowerMyBills, online education and PriceGrabber)

Revenue at Interactive grew by 5% in the year.

Consumer Direct continued to build strongly on its market-leading position, delivering growth in excess of 20%. This was driven by further growth in subscription revenue and good progress in development of the affinity channel, for example from the partnership with American Express. Experian also continues to invest in new products with broad market appeal and which focus on new demographic opportunities, for example in the area of fraud prevention and identity protection.

In lead generation, PriceGrabber performed well with growth fuelled by higher referral revenue, good growth in co-brand partnerships and increased media revenue. LowerMyBills was impacted by the severe downturn in sub-prime mortgage lending, which led to a significant decline in revenue, as previously disclosed. Strategically, the emphasis has been on leveraging the LowerMyBills platform, integrating it with the education vertical and diversifying into new verticals such as credit card and insurance. The new platform is now referred to as Experian Interactive Media and positions Experian to expand across multiple vertical markets quickly and efficiently.

Financial review

Revenue from continuing activities was US$2,061m, up 4%, with organic revenue growth of 3%. The acquisition of Hitwise contributed 1% to revenue growth.

EBIT from direct businesses was US$554m (2007: US$512m), an increase of 8% in the year, giving an EBIT margin of 26.9% (2007: 25.8%). Margins improved in all four areas, notwithstanding the difficult market environment and while funding investment in the Canadian credit bureau build.

EBIT from FARES, the 20%-owned real estate information associate, was US$54m (2007: US$61m). This reflected continued cost action, which helped offset the very weak environment for mortgage origination.

12 months to 31 March	2008 US$m	2007 US$m	Growth %	Organic growth %
Revenue				
– Credit Services	807	804	–	–
– Decision Analytics	82	77	7	7
– Marketing Services	380	353	8	2
– Interactive	791	751	5	5
Total – continuing activities	**2,061**	**1,985**	**4**	**3**
Discontinuing activities[1]	-	4	n/a	
Total North America	**2,061**	**1,989**	**4**	
EBIT				
– Direct business	554	512	8	
– FARES	54	61	(11)	
Total – continuing activities	**608**	**573**	**6**	
Discontinuing activities[1]	–	(7)	n/a	
Total North America	**608**	**566**	**8**	
EBIT margin[2]	26.9%	25.8%		

[1] Discontinuing activities include MetaReward
[2] EBIT margin is for continuing direct business only and excludes FARES

Volume of consumer credit reports (indexed)


08
117
07
115
06
109
05
101
04
100

Volume of emails delivered (indexed)


08
1,127
07
637
06
359
05
212
04
100



Improving credit decision making through a strategic alliance with Visa

Experian formed a ground-breaking, strategic alliance with Visa during the year to develop a series of new and innovative products that will provide financial institutions with enhanced intelligence across the credit decision-making lifecycle.

The first product from the alliance is BankruptcyPredict, which can better identify consumers in financial distress and predict bankruptcies up to 24 months in advance. BankruptcyPredict combines information from Experian's credit files with transaction data from Visa to deliver a bankruptcy risk score. By taking a more comprehensive view of a consumer's credit activity, BankruptcyPredict and the other products expected to result from the alliance will enable financial institutions to make more accurate credit management decisions.

Latin America

Serasa performed strongly in the first nine months since acquisition, delivering revenue on plan and EBIT ahead of buy plan. Serasa continues to benefit from the expansion of the credit market in Brazil and will provide a bridgehead for further expansion in Latin America.

- Revenue of US$324m
- EBIT of US$75m
- EBIT margin of 23.1%
- Acquisition of 70% stake in Serasa transforms Experian's presence in Latin America
- Serasa revenue on plan, EBIT exceeds buy plan

Credit Services

Includes consumer credit and business information

In the year, Credit Services delivered revenue of US$305m, relating entirely to Serasa. Serasa benefited from positive macro-economic trends in Brazil and expansion in demand for credit, which has fuelled growth in loan products such as credit cards. Serasa delivered strong performances in both consumer and business information, driven by increased penetration of existing clients, as well as new client wins.

There was good progress in the year against the Serasa acquisition buy plan. The integration was successfully completed in March and there was progress on transfer of best practice in sales execution. Experian value-added products suitable to the Brazilian market have been identified, with launches planned in the year ending 31 March 2009. In addition, there was continued investment in new product innovation at Serasa, with a strong product pipeline for both consumer and business information services.

Decision Analytics

Includes credit analytics and decision support software

Decision Analytics performed well in Latin America from a modest base, with revenue growth of 43%, reflecting new business wins in the telecommunications and financial services sectors.

Marketing Services

Includes marketing data and analytics

Revenue in Marketing Services was US$10m in the year, resulting from the acquisition of Informarketing. The acquisition has performed exceptionally well, reflecting strong growth and a number of new client wins, for example data and data enhancement services for several major Brazilian banks.

2008 Revenue by activity



- Credit Services
- Decision Analytics
- Marketing Services

Organic revenue growth


08
43%
07
38%

Organic growth is defined as year-on-year revenue growth at constant exchange rates

EBIT (US$m) and margin


08
75
23.1%
(4)
07
EBIT

EBIT excludes discontinuing activities

EBIT margin is for continuing activities only

Establishing a major presence for Experian in Brazil

In June 2007, Experian acquired a controlling interest in Serasa, the largest credit bureau in Brazil and the fourth largest in the world. Serasa plays an active role in almost every consumer and commercial credit decision in Brazil. Its clients include many of Brazil's leading companies, as well as major multinational organisations, and over 100,000 small businesses and shopkeepers.

The acquisition of Serasa has consolidated Experian's global leadership in credit services, while providing a commanding position in one of the world's fastest growing markets for credit. It has also created exciting opportunities for Experian to introduce Serasa's clients to a wide range of powerful analytical products.



Financial review

Revenue was US$324m for Latin America, reflecting the first time contributions from Serasa and Informarketing. Organic revenue growth was 43%, attributable to Decision Analytics only.

EBIT in the year was US$75m, delivering an EBIT margin of 23.1%. EBIT includes a favourable IFRS adjustment of US$9m, principally in relation to the differential treatment of capitalisation of data assets by Serasa under Brazilian GAAP. Integration charges in relation to the Serasa acquisition of US$11m were incurred in the period.

12 months to 31 March	2008 US$m	2007 US$m	Growth[1] %	Organic growth[1] %
Revenue				
– Credit Services	305	–	n/a	n/a
– Decision Analytics	8	5	43	43
– Marketing Services	10	–	n/a	n/a
Total Latin America	**324**	**5**	**>100[2]**	**43**
EBIT				
– Latin America	**86**	**(4)**		
– Serasa integration charge	(11)	–		
Total Latin America	**75**	**(4)**		
EBIT margin	23.1%	n/a		

[1] Growth at constant exchange rates

[2] Latin America total growth at constant exchange rates for the 12 months to 31 March 2008 was 5,232%

UK and Ireland

UK and Ireland performed well despite a difficult market environment for the financial services sector. This reflected the balance and diversity of the Experian portfolio. There was significant investment in new products, both organically and via acquisition, and a focus on enhancing operational efficiency.

- Revenue from continuing activities up 8% at constant exchange rates; 3% organic
- EBIT flat year-on-year at constant exchange rates
- Portfolio balance offset challenging market environment for financial services sector activities
- Considerable progress in new vertical markets
- Significant new product investment, both organically and via acquisition
- Interactive performed strongly, nearly doubling revenue year-on-year at constant exchange rates

Credit Services

Includes consumer credit and business information bureaux and automotive and insurance services

Total revenue for Credit Services increased by 4% at constant exchange rates, with organic revenue growth of 1%. Acquisitions contributed 3% to revenue growth, primarily The pH Group. There was good progress in business information over the year, which offset weakness in consumer information. This weakness was attributable to the unprecedented market conditions that affected the financial services sector and which led to lower transaction volumes on consumer credit information products. Elsewhere, there were good performances in new vertical markets; in telecommunications Experian continues to gain share, and there has been significant progress in the UK public sector with four substantial multi-year contract wins. There was also good progress with large financial services customers, including a significant multi-year renewal with HBOS at increased contract value.

Strategically, Experian maintains its focus on product innovation and a strong new product pipeline has been built which will support both business and consumer information activities, including new services in the trade credit sector, as well as in account management and collections. During the year, there was also further focus on enhancing operational efficiency with new investment in low-cost delivery centres.

Decision Analytics

Includes credit analytics, decision support software and fraud solutions

Total revenue at Decision Analytics increased by 8% at constant exchange rates, flat on an organic basis. Acquisitions contributed the growth, namely Tallyman and N4 Solutions. Performance was affected by the challenging market environment for financial services. Lower credit origination volumes impacted revenue from application processing, while capital expenditure cutbacks by lenders gave rise to delays in pipeline conversion. These factors were counterbalanced by good growth in fraud prevention software where new client wins were secured for Experian's Hunter and Probe solutions.

During the year, Experian acquired the Tallyman collections management software business and N4 Solutions, a mortgage sector and financial services software provider. Both acquisitions have performed very well, benefiting from their integration into Experian. Tallyman has generated multiple new business wins in the financial services, telecommunications and utilities sectors, while N4 Solutions secured new contracts with Norwich Union and Nationwide. There was also significant organic investment in new products to help lenders with default and insolvency consultancy, public sector scoring, plus further initiatives in fraud solutions.

Helping companies to undertake highly targeted marketing campaigns

Experian Fusion is the UK's first pay-as-you-go, integrated marketing database tool, enabling companies to execute highly targeted marketing campaigns to acquire new customers and maximise the value of existing customers. The system combines the software technology of ClarityBlue, which Experian acquired in 2006, with Experian's extensive information assets.

Experian Fusion has been designed for companies wanting to keep in regular contact with consumers through multiple communications channels. It also provides access to sophisticated analytical tools for gaining greater insight into those individuals' needs and aspirations. Major companies that have invested in this system during the year include Abbey, part of the Santander Group, Coors Brewers and Zurich, the home and car insurance company.

Marketing Services

Includes data integrity and data management, database management and analytics, digital services, internet marketing intelligence and business strategies

Total revenue in Marketing Services increased by 2% at constant exchange rates. Organic revenue declined by 3%, with acquisitions, primarily Eiger Systems and Hitwise, accounting for the difference. There was good progress in data integrity, digital services and business strategies, while data and database activities were significantly impacted by the weak environment for financial services, as clients reduced marketing spend and capital expenditure. Strategically there was good progress for the database product Fusion, which secured a number of significant wins across various market sectors. There was also a multi-channel marketing services and database contract win with Homeserve. During the year, there was continued focus on cost efficiency in response to the weak market conditions.

2008 Revenue by activity[1]



- Credit Services
- Decision Analytics
- Marketing Services
- Interactive

[1] Excludes discontinuing activities



Total revenue growth


08 8%
07 17%
06 22%
05 16%
04 14%
Organic growth
Acquired growth

Total growth is defined as year-on-year revenue growth at constant exchange rates

2006, 2007 and 2008 exclude UK account processing

Organic revenue growth


08 3%
07 7%
06 8%
05 7%
04 11%

Organic growth is defined as year-on-year revenue growth at constant exchange rates, excluding acquisitions until the date of their anniversary

2006, 2007 and 2008 exclude UK account processing

EBIT (US$m) and margin


08 226 23.4%
07 212 25.1%
06 179 26.4%
05 180 27.3%
04 130 26.5%
EBIT

EBIT excludes discontinuing activities

EBIT margin is for continuing activities only

Interactive

Comprises CreditExpert (online credit reports, scores and monitoring services sold direct to consumers) and PriceGrabber (comparison shopping)

Interactive delivered an excellent performance, with revenue up 95% over the year at constant exchange rates. CreditExpert continues to build on its strong market-leading position with further growth in membership and delivery of higher volumes of credit reports. There was also good progress in the provision of credit monitoring and identity protection services for third parties, similar to the strategy established in the North America market. PriceGrabber UK has been a successful start-up for Experian, although still small.

Financial review

Revenue from continuing activities was US$965m, up 8% at constant exchange rates. Organic revenue growth was 3%. The contribution to revenue growth from acquisitions during the period was 5%.

EBIT from continuing activities was US$226m, flat at constant exchange rates. The EBIT margin was 23.4% (2007: 25.1%). The lower margin reflects the negative organic revenue trend in Marketing Services and adverse acquisition mix.

12 months to 31 March	2008 US$m	2007 US$m	Growth[1] %	Organic[1] growth %
Revenue				
– Credit Services	293	266	4	1
– Decision Analytics	247	215	8	–
– Marketing Services	356	329	2	(3)
– Interactive	68	33	95	95
Total – continuing activities	**965**	**843**	**8**	**3**
Discontinuing activities[2]	59	64	n/a	
Total UK and Ireland	**1,024**	**907**	**6**	
EBIT – continuing activities	**226**	**212**	**–**	
Discontinuing activities[2]	7	24	n/a	
Total UK and Ireland	**232**	**236**	**(7)**	
EBIT margin[3]	23.4%	25.1%		

[1] Growth at constant exchange rates
[2] Discontinuing activities include UK account processing
[3] EBIT margin is for continuing activities only

Applications for credit (indexed)


08
113
07
114
06
117
05
105
04
100

Expanding our product portfolio with market-leading collections software

Experian acquired the Tallyman debt management system in May 2007. This market-leading collections software is used by consumer credit providers around the world to manage successfully the debts of more than 20 million customers. Tallyman enables lenders to employ the most appropriate collections strategies for different customers in order to maximise the amount of debt collected, while reducing write-offs and helping retain customers for future business.

In today's financial environment, where the efficient collection of debt is a high priority for lenders, the acquisition of Tallyman enhances Experian's range of software solutions to cover all points of the customer lifecycle.

EMEA/Asia Pacific

EMEA/Asia Pacific performed well, reflecting excellent progress in Experian's credit bureaux activities, significant expansion within Decision Analytics and an increasingly material presence in Marketing Services. Experian continues to invest in the region to drive future growth.

- Revenue from continuing activities up 13% at constant exchange rates; 7% organic
- EBIT from continuing activities of US$87m, up 7% at constant exchange rates
- EBIT margin of 12.3% after investment in infrastructure in Asia Pacific
- Excellent performances from core credit activities, reflecting strong credit bureaux and Decision Analytics momentum
- Increased scale in Marketing Services

Credit Services
Includes consumer credit bureaux in ten countries, business information bureaux in five countries and transaction processing in France

Total revenue for Credit Services grew 4% at constant exchange rates, with organic revenue growth of 3%. The acquisition contribution of 1% reflected The pH Group. During the year, Experian disposed of Loyalty Solutions in Germany.

There were strong credit bureaux performances across both consumer and business information, particularly in Southern and Eastern Europe and South Africa. New business wins in the year included GE Money in Norway. At transaction processing in France, business process outsourcing performed well and secured new business wins, as did debit card processing. Cheque processing performance was weak as usage of cheques declines in favour of debit card and other payment options.

Decision Analytics
Includes credit analytics, decision support software and fraud solutions

Decision Analytics performed very strongly, with excellent organic progress in the year, reflecting Experian's commitment to global expansion. Total revenue growth at constant exchange rates was 28%, with organic revenue growth of 20%. The acquisition contribution relates to Tallyman.

There was strong demand for credit decision products across many markets, including in Western, Southern and Eastern Europe, Japan, Korea, China and Australia. There was also good progress for fraud solution services, such as Hunter, particularly in the emerging markets of Russia and Turkey which are growing well off a small base. There were new business wins in France, Spain, South Africa, Japan and Australia for both credit decision and fraud prevention scores and software.

Total revenue growth


08
13%
07
8%
06
11%
05
18%
04
31%
Organic growth
Acquired growth

Total growth is defined as year-on-year revenue growth at constant exchange rates

Organic revenue growth


08
7%
07
7%
06
8%
05
8%
04
1%

Organic growth is defined as year-on-year revenue growth at constant exchange rates, excluding acquisitions until the date of their anniversary

EBIT (US$m) and margin


08
87
12.3%
07
73
12.7%
06
64
12.3%
05
59
12.2%
04
47
12.1%
EBIT

EBIT excludes discontinuing activities

EBIT margin is for continuing activities only



Strengthening Experian's presence in China

Experian significantly strengthened its presence in China during the year through a strategic investment in Sinotrust. Sinotrust is the market leader in China for business information and consulting services and one of the largest market research suppliers. More than 80% of the Fortune 500 companies operating in China use Sinotrust products and services. The company employs over 800 people and has offices in Beijing, Shanghai and Guangzhou.

Marketing Services

Includes data integrity, digital services, internet marketing intelligence and business strategies

Total Marketing Services revenue increased by 67% over the year at constant exchange rates, with organic revenue growth of 11%. The acquisition contribution is due primarily to Hitwise and Emailing Solution, the latter of which extends Experian's digital services in Continental Europe. Organically there were good performances within data integrity (QAS), with a large telecommunications win in Australia. There were also good performances for business strategies activities.

2008 Revenue by activity[1]



Credit Services
Decision Analytics
Marketing Services

[1] Excludes discontinuing activities

Financial review

Revenue from continuing activities was US$710m, up 13% at constant exchange rates compared to the same period last year. Organic revenue growth was 7%.

EBIT from continuing activities was US$87m, up 7% at constant exchange rates, with an EBIT margin of 12.3% (2007: 12.7%). Margin dilution principally reflects increased investment in Asia, including India, partially offset by favourable acquisition contribution.

12 months to 31 March	2008 US$m	2007 US$m	Growth[1] %	Organic growth[1] %
Revenue				
– Credit Services	495	433	4	3
– Decision Analytics	132	95	28	20
– Marketing Services	83	46	67	11
Total – continuing activities	**710**	**574**	**13**	**7**
Discontinuing activities[2]	12	17	n/a	
Total EMEA/Asia Pacific	**721**	**591**	**11**	
EBIT – continuing activities	**87**	**73**	**7**	
Discontinuing activities[2]	–	1	n/a	
Total EMEA/Asia Pacific	**87**	**74**	**7**	
EBIT margin[3]	12.3%	12.7%		

[1] Growth at constant exchange rates
[2] Discontinuing activities include Loyalty Solutions
[3] EBIT margin is for continuing activities only

Financial review

The Group made sound financial progress in the year with good revenue, profit and cash performance.

Revenue
Group revenue from continuing operations grew by 18.6% from US$3,481m to US$4,130m.

Benchmark profit before tax ('Benchmark PBT')
Benchmark PBT for continuing operations rose by US$105m to US$819m, principally as a result of the increase in revenue from continuing operations including the benefit of acquisitions.

Taxation
The Group's effective rate of tax for the year based on Benchmark PBT was 23.2% (2007: 22.4%). The Group's cash tax rate (based on tax paid in the year and Benchmark PBT) was 11.1% (2007: 16.9%).

Earnings and dividends per share
Basic earnings per share were 43.3 US cents in the year ended 31 March 2008.



Bringing new confidence to the buying of used cars

Experian's vehicle history information is a vital component in the used car buying and selling process. It reveals if a vehicle has been stolen or previously salvaged, whether it has been water damaged or involved in an accident, whether the mileage is correct and other valuable insights.

Interpreting all this information can be time consuming though, particularly for people wanting to compare different vehicles quickly and easily. That's why Experian has developed the AutoCheck Score in the US, a world first for the vehicle industry. The AutoCheck Score distills all the history information Experian holds on a vehicle into a single, numeric score and then compares it to vehicles of similar age and type. The AutoCheck Score is a valuable tool for used car buyers and sellers, and has been proven to increase confidence in the vehicle purchase decision.

The basic earnings per share for the prior year of 49.9 US cents included 14.8 US cents in respect of discontinued operations. Benchmark earnings per share increased to 60.3 US cents from 59.7 US cents last year.

The board has announced a dividend of 12.0 US cents per ordinary share, giving a dividend per share of 18.5 US cents for the full year which is covered 3.5 times by benchmark earnings.

Share price and total equity

The share price of Experian ranged from a low of 358p to a high of 633.5p during the year. On 31 March 2008, the mid market price was 367p, giving a market capitalisation of US$7.4bn at that date.

Total equity at 31 March 2008 amounted to US$2,117m, equivalent to US$2.09 per share, an increase of US$10m in the year.

Cash flow and net debt

As indicated in the table opposite, the Group's free cash flow in the year ended 31 March 2008 was US$679m compared with US$577m in 2007.

Capital expenditure in 2008 was US$344m, US$69m higher than last year as a result of capital expenditure in newly acquired businesses. Such expenditure was equivalent to 118% of the depreciation charge in 2008.

Free cash flow, together with existing cash resources and draw downs from borrowing facilities, was used to fund acquisitions of US$1,720m and dividends of US$193m. Cash outflow from exceptional items amounted to US$45m. The net cash outflow for the year was US$1,282m.

Net debt at 31 March 2008 increased by US$1,291m to US$2,699m, up from US$1,408m at 31 March 2007.

Acquisitions

Acquisition expenditure amounted to US$1,720m (2007: US$118m), including deferred and contingent consideration on prior year acquisitions. During the year ended 31 March 2008, acquisition expenditure was principally in connection with the purchase of Hitwise and the majority stake in Serasa.

Liquidity and funding

The Group seeks to ensure that sufficient liquidity is available to meet foreseeable needs and to invest its cash assets safely and profitably.

The maturity, currency and interest rate profiles of the Group's borrowings are shown in note 30 to the financial statements. The maturity profile is spread over the next six years, to avoid excessive concentration of refinancing needs. At 31 March 2008 undrawn committed borrowing facilities totalled US$1,121m.

During the year, the Group redeemed the whole of the outstanding balance of the 4.125% Euronotes 2007 at their par value of €548m.

Group cash flow 12 months to 31 March	**2008** **US$m**	**2007** **US$m**
EBIT from continuing operations	945	825
Depreciation and amortisation	291	237
Capital expenditure	(344)	(275)
Change in working capital	5	5
Retained in associate	(17)	(22)
Charge in respect of equity incentive plans within Benchmark PBT	22	34
Operating cash flow[1]	**902**	**804**
Net interest paid	(132)	(106)
Tax paid	(91)	(121)
Free cash flow	**679**	**577**
Net cash outflow from exceptional items	(45)	(98)
Acquisitions	(1,720)	(118)
Purchase of available for sale financial assets and investments in associates	(9)	(42)
Disposal of subsidiaries	6	258
Dividends paid	(193)	(401)
Net cash flow	**(1,282)**	**176**
Foreign exchange movements	19	166
Other financing related cash flows	776	121
Movement in cash and cash equivalents (continuing)	**(487)**	**463**
Movement in cash and cash equivalents – discontinued operations	–	32
Movement in cash and cash equivalents	**(487)**	**495**

[1] Operating cash flow of US$902m (2007: US$804m) is derived from cash generated from operations in the Group cash flow statement of US$1,165m (2007: US$942m) after adjusting for the outflow for capital expenditure of US$344m (2007: US$275m) and adding US$36m (2007: US$39m) in respect of dividends from associates and US$45m (2007 US$98m) in respect of the cash outflow from exceptional items

Financial risk management

The Group seeks to reduce its exposures to foreign exchange, interest rate and other financial risks. Full disclosures in respect of financial risks, as required by IFRS 7 'Financial Instruments: Disclosures' which became effective from 1 April 2007, are included within the notes to the financial statements.

Foreign exchange risk

The Group's reported profit can be significantly affected by currency movements. In the year ended 31 March 2008 approximately 36% of the Group's EBIT from continuing operations was earned in currencies other than the US Dollar.

The Group operates internationally and is exposed to foreign exchange risk from future commercial transactions, recognised assets and liabilities and investments in, and loans between, entities with different functional currencies. The Group manages such risk, primarily within entities whose functional currencies are Sterling, by borrowing in the relevant foreign currencies and using forward foreign exchange contracts. The principal transaction exposures are to the US Dollar and the Euro.

The Group has investments in entities with other functional currencies, whose net assets are exposed to foreign exchange translation risk. In order to reduce the impact of currency fluctuations on the value of such entities, the Group has a policy of borrowing in US Dollars and Euros, as well as in Sterling and of entering into forward foreign exchange contracts in the relevant currencies.

Interest rate risk

The Group's interest rate exposure is managed by the use of fixed and floating rate borrowings and by the use of interest rate swaps to adjust the balance of fixed and floating rate liabilities. The Group also mixes the duration of its borrowings to smooth the impact of interest rate fluctuations.

Credit risk

The Group's exposure to credit risk is managed by dealing only with banks and financial institutions with strong credit ratings, within limits set for each organisation. Dealing activity is closely controlled and counterparty positions are monitored regularly.

Reconciliation of revenue and EBIT by principal activity

12 months to 31 March	2008 US$m	2007 US$m	Growth[1] %	Organic growth[1] %
Revenue				
Credit Services	1,901	1,503	19	1
Decision Analytics	469	392	13	7
Marketing Services	830	728	10	1
Interactive	859	784	9	9
Total – continuing activities	**4,059**	**3,407**	**14**	**4**
Discontinuing activities[2]	71	85	n/a	
Total	**4,130**	**3,492**	**14**	
EBIT				
Credit Services – direct business	531	419	21	
Serasa integration charge	(11)	–	n/a	
Total Credit Services – direct business	520	419	19	
FARES	54	61	(11)	
Total Credit Services	574	481	15	
Decision Analytics	154	136	7	
Marketing Services	78	65	18	
Interactive	189	173	9	
Central activities	(57)	(47)	(15)	
Total – continuing activities	**938**	**808**	**13**	
Discontinuing activities[2]	7	18	n/a	
Total	**945**	**825**	**11**	
EBIT margin				
Credit Services – direct business	27.4%	27.9%		
Decision Analytics	32.8%	34.7%		
Marketing Services	9.4%	8.9%		
Interactive	22.0%	22.1%		
Total EBIT margin[3]	**21.8%**	**21.9%**		

[1] Growth at constant exchange rates

[2] Discontinuing activities include MetaReward, UK account processing and Loyalty Solutions

[3] EBIT margin is for continuing direct business only, excluding FARES

Net financing costs

At US$127m, net financing costs excluding financing fair value remeasurements were US$16m higher than last year. The net interest expense for the year ended 31 March 2008 reflects the funding cost of the significant acquisitions in the year.

That factor together with the changes in capital structure resulting from the settling of intra-group lending prior to the demerger, the demerger itself and the IPO mean that the prior year's interest expense is not directly comparable with that for the current year. The reported net interest expense benefits from a credit to interest of US$23m relating to the excess of the expected return on pension assets over the interest on pension liabilities (2007: US$16m).

Exceptional items

In January 2008, the Group announced that it was launching a programme of significant cost-efficiency measures. Identified efficiencies include offshoring of development activity, restructuring of core credit and marketing activities and infrastructure consolidation. Following the identification of additional opportunities this programme is expected to deliver annualised cost savings in the region of US$110m, of which approximately US$50m is expected to be realised in the year ending 31 March 2009. One-off restructuring costs associated with achieving these cost savings will be in the region of US$140m, the majority of which will be cash costs. Costs of US$60m have been recognised in the year in connection with this programme with a related cash outflow of US$18m. Of this charge, US$36m related to redundancy costs, US$12m related to asset write-offs, and US$12m related to other restructuring and infrastructure consolidation costs.

Costs relating to the demerger of Experian and Home Retail Group comprise legal and professional fees in respect of the transaction, together with costs in connection with the cessation of the corporate functions of GUS plc and, in the year ended 31 March 2007, a charge of US$23m on the early vesting and modification of share awards.

Other exceptional items are those arising from the profit or loss on disposal of businesses or closure of material business units.

Other non-GAAP measures

IFRS requires that, on acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. The Group has excluded amortisation of these acquisition intangibles from its definition of Benchmark PBT because such a charge is based on uncertain judgements about their value and economic life.

A goodwill adjustment of US$2m arose in accordance with IFRS 3 'Business Combinations' following the recognition of a benefit in respect of previously unrecognised tax losses relating to prior year acquisitions. The corresponding tax benefit reduced the tax charge in the year by US$2m. The equivalent adjustment in the prior year was US$14m.

Charges in respect of demerger-related equity incentive plans relate to one-off grants made to senior management and all other staff levels at the time of demerger under a number of equity incentive plans. The cost of these one-off grants is being charged to the Group income statement over the five years following the demerger, but excluded from the definition of Benchmark PBT. The cost of all other grants is being charged to the Group income statement and included in the definition of Benchmark PBT.

Exceptional and other non-GAAP measures	2008 US$m	2007 US$m
Exceptional items		
Restructuring costs	60	–
Demerger related costs	6	149
Closure of UK account processing	(2)	26
Net gain on disposal of businesses	(1)	(13)
Total exceptional items	**63**	**162**
Other non-GAAP measures		
Amortisation of acquisition intangibles	121	76
Goodwill adjustment	2	14
Charges in respect of the demerger-related equity incentive plans	49	24
Financing fair value remeasurements	29	35
Total other non-GAAP measures	**201**	**149**

An element of the Group's derivatives is ineligible for hedge accounting under IFRS. Gains or losses on these derivatives arising from market movements are charged or credited to the Group income statement. In the year ended 31 March 2008 this amounted to a charge of US$29m (2007: US$35m).

Pensions

At 31 March 2008 the Group has a retirement benefit surplus for the Experian defined benefit funded schemes on an IAS 19 basis of US$182m (2007: US$141m) and separately reported pension obligations of US$50m (2007:US$56m) in respect of other schemes. Note 27 to the financial statements shows the assumptions used together with the other disclosures required by IAS 19.

Accounting policies and standards

The principal accounting policies used by the Group are shown in note 2 to the financial statements.

Use of non-GAAP measures

Experian has identified certain measures that it believes provide additional useful information on the performance of the Group. As the measures are not defined under IFRS they may not be directly comparable with other companies' adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance. Certain non-GAAP measures identified by the Group are shown in note 2 to the financial statements. Further non-GAAP measures and reconciliations of those measures are set out below.

Discontinuing activities:
Experian defines discontinuing activities as businesses sold, closed or identified for closure during a financial year. These are treated as discontinuing activities for both revenue and EBIT purposes. Comparative information is restated to exclude the results of discontinuing activities. This financial measure differs from the definition of discontinued operations set out in IFRS 5 'Non-current assets held for sale and discontinued operations'.

Under IFRS 5, a discontinued operation is defined as: (i) a separate major line of business or geographical area of operations; (ii) part of a single plan to dispose of a major line of business or geographical area of operations; or (iii) a subsidiary acquired exclusively with a view to resale.

Reconciliation of revenue and EBIT by geography

12 months to 31 March	2008			2007		
	Continuing activities US$m	Discontinuing activities US$m	Total US$m	Continuing activities US$m	Discontinuing activities US$m	Total US$m
Revenue						
North America	2,061	–	2,061	1,985	4	1,989
Latin America	324	–	324	5	–	5
UK and Ireland	965	59	1,024	843	64	907
EMEA/Asia Pacific	710	12	721	574	17	591
Total revenue	**4,059**	**71**	**4,130**	**3,407**	**85**	**3,492**
EBIT						
North America – direct business	554	–	554	512	(7)	505
FARES	54	–	54	61	–	61
Total North America	608	–	608	573	(7)	566
Latin America	86	–	86	(4)	–	(4)
Serasa integration charge	(11)	–	(11)	–	–	–
Total Latin America	75	–	75	(4)	–	(4)
UK and Ireland	226	7	232	212	24	236
EMEA/Asia Pacific	87	–	87	73	1	74
Central activities	(57)	–	(57)	(47)	–	(47)
Total EBIT	**938**	**7**	**945**	**808**	**18**	**825**
Net interest			(126)			(111)
Benchmark PBT			**819**			**714**
Exceptional items			(63)			(162)
Amortisation of acquisition intangibles			(121)			(76)
Goodwill adjustment			(2)			(14)
Charges for demerger-related equity incentive plans			(49)			(24)
Financing fair value remeasurements			(29)			(35)
Tax expense of associates			(6)			(9)
Profit before tax			**549**			**394**

Continuing activities: Businesses trading at 31 March 2008 that have not been disclosed as discontinuing activities are reported as continuing activities.

Organic growth: This is the year-on-year change in the revenue of continuing activities, at constant exchange rates, excluding acquisitions (other than affiliate credit bureaux) until the first anniversary date of consolidation.

Direct business: Direct business refers to Experian's business exclusive of the financial results of FARES.

Constant currency: In order to illustrate its organic performance, Experian discusses its results in terms of constant exchange rates, unless otherwise stated. This represents growth calculated as if the exchange rates used to determine the results had remained unchanged from those used in the previous year.

Roundings

Certain financial data have been rounded within this report. As a result of this rounding, the totals of data presented may vary slightly from the actual arithmetic totals of such data.

Establishing Experian's first office in South Korea

South Korea is a country that has experienced robust economic growth in recent years, fuelling demand for consumer credit. In September 2007, Experian established a new company in South Korea with its long-term partner, Mirae Credit Information Services (MCI).

Experian Decision Analytics Korea will be accelerating the availability of highly customised and advanced credit management services for the financial services sector in South Korea, as well as extending these solutions to new market segments, such as telecommunications and insurance. Experian and MCI already provide support to six of South Korea's top seven retail banks.



032)2
체
2층
329-7711

ction
Business review
Financial review
Governance
38 – 64
Financial statements
65 – 144

Report on corporate responsibilities

Corporate responsibility (CR) is increasingly seen as a way to define how organisations operate with due regard for the future of both their business and the society and environment they operate in. In its first full year of trading as an independent company, Experian has made some significant advances in its approach to CR and the sustainability of its operations.

Experian already delivers many benefits to society. On a macro scale it helps fuel the world's economies, including those in emerging markets, and at an individual level, it provides consumers with information to enable them to make better financial decisions.

Experian is a business with skilled people at its core and with many different external stakeholders that make success possible, from clients to the general public, regulatory bodies to NGOs. Aware of its wider social responsibilities and taking these stakeholders' views into account, Experian plays its part in helping to provide solutions to some of society's problems and not only because of a sense of altruism. Many of these problems, when looked at with the insight Experian can provide, create new opportunities as well as mitigating risks.

Seeing things from a social, environmental and ethical stance, with many different stakeholders' interests in mind, has enabled the Group to successfully revise its approach to CR in its first year of independent trading. Experian has updated its reporting, added depth to the role of its CR management team and created a forward-looking CR strategy. This strategy is helping the company embed CR principles in the way it does business and is creating innovative opportunities to address social needs.

Updated reporting

At the beginning of the year Experian had established six strong responsibilities.

- Use and protect data properly, respecting all the relevant laws, helping evolve industry guidelines and new legislation, and ensuring a culture of compliance with the highest standards of integrity.
- Create social and economic benefit through our products, services and capabilities, balancing commercial benefit with consumers' rights and needs.
- Inform and empower consumers, and ensure that those who interact directly with our company receive fair and honest treatment.
- Be a good employer to all, establishing a set of expected behaviours and values, ensuring that everyone working for us is treated fairly, given the maximum opportunity to fulfil their potential and that all our workplaces are safe and healthy.
- Minimise as far as possible the environmental impacts associated with our business and enable employee participation, with a particular concentration on the reduction of energy use and its effect on global warming.
- Play an active part in social and economic regeneration in our communities, be they local, national or global.

Experian sees these as the main indicators that society should use to hold the company to account. Three relate to what it does in the marketplace and three cover its approach to environment, community and the workplace.

The Group reported openly on these six elements in its first year and has again, for consistency and comparability, reported on the same elements this year, but with greater transparency and clarity. The full online report provides both an overview of the Group's CR performance and a fully substantiated and verified data section. For the first time Experian has also created an eight-page summary report aimed at key stakeholders which, we hope, will encourage engagement and initiate discussion about the Group's approach to CR.

The role of the management team

The governance structure created in March 2007 remains in place; a cross-regional CR Management Group has been strengthened with the addition of Victor Nichols, responsible for the global Interactive and Marketing Services business lines and now CEO of UK and EMEA, and Tomas Carmona, an experienced CR manager from Serasa in Brazil.

Improving the quality of customer information in healthcare

Successful organisations depend on accurate information and there are few more fundamental pieces of information than a customer's address. A misspelt street name or transposed house number can have major implications for future communications and for the success of the relationship.

QAS, part of Experian, specialises in software that ensures customer data accuracy at the point of capture. It has more than 10,000 clients in sectors as diverse as retailing, education and healthcare. St Clare's Healthcare System, which operates four hospitals in New Jersey, chose QAS for verifying and standardising address information during patient admissions. Within just 90 days, the reduction in returned clinical correspondence and billing documents had paid for the QAS software.

The role this group plays has also evolved through the year and now engages team members in:

- Participating in reviews of key risks and opportunities – looking particularly at social, environmental and ethical issues.
- Championing the embedding of CR in 'business as usual' practice.
- Advising on the split and allocation of Group central funding for regional CR and community projects.

The team has been instrumental in the evolution of the CR strategy.

A forward-looking strategy to assess risk and identify opportunities

The CR strategy has three strands:

i) Embedding CR in everyday business practice, considering social and environmental risks and benefits in normal decision-making processes.

ii) Focusing the community programme to concentrate on social issues where Experian already has some expertise – encouraging entrepreneurs and supporting better financial management skills, especially in deprived sectors of society.

iii) Creating some 'big ideas' using a social and environmental focus as a catalyst for innovation and cross-disciplinary coordination to create ideas that can have a major social impact.

Looking forward

One of the new roles for the CR Management Group is to hold regular 'horizon scanning' meetings looking at the risks and opportunities presented by a longer-term view around each of Experian's key responsibilities. These discussions are the precursor to 'big ideas' highlighting social issues and providing the stimulus for innovative thought. Already two ideas have presented themselves as a result of the four meetings to date; the next step will be to hold these discussions across the regions through Experian's CR coordinators' networks.

Link to business strategy

The six responsibilities are also intrinsically linked with the Group's business strategy. Experian's business vision is that its people, data and technology become a necessary part of every major consumer economy around the world. People and data are two key resources and the associated risks, from a social and ethical standpoint, are in part addressed by the discussions held in the CR Management Group.

Board involvement

The CR strategy was presented to the board and has their input and approval and will be used in the year ahead to drive progress. The board is given a report on CR progress at each meeting and directors are fully aware of their duties and responsibilities.

Performance this year

The full report of our performance this year is available online at www.experiancrreport.com. This gives a complete picture of how Experian has met its objectives and complied with policies. It has been reviewed to provide assurance on the quality and accuracy of its contents. Headlines include:

- A fall in carbon emissions from buildings, driven by improved energy efficiency and increased purchase of renewable energy.
- The adoption of a new global environmental policy.
- Findings from Experian's first global employee survey, based on the responses from nearly 10,000 (73%) colleagues' worldwide.
- Inclusion in the FTSE4Good and Dow Jones Global Sustainability Indices, the latter ranking Experian among the top 10% of companies assessed for sustainability.
- Extended information on the Group's stance on human rights, and in particular the steps being taken to ensure they are respected in Experian's supply chain.
- Leadership of joint financial services initiatives that have led to a reduction in the incidence of identity theft in the US.
- Awards won in the UK for the best use of data in the public sector.
- The development of a report in Latin America that will help assess the environmental and social impact of organisations alongside financial stability.
- Community giving, which has increased despite tough trading conditions. Even without the effect of the Serasa acquisition, community giving as a percentage of profit went up from 0.30% in 2007 to 0.34% in 2008.

Plans for next year

In the coming year the Group intends to:

- Focus on stakeholder engagement using the feedback prompted by distribution of the hard copy summary report.
- Engage the regional management teams in further embedding social and environmental concerns in their everyday decision making.
- Improve CR communications with employees and look at how they can be more involved.
- Work with Serasa, Experian's recently acquired company in Brazil, to improve the Group's CR reporting and to integrate the Serasa report with Experian's by 2009.

Community giving 12 months to 31 March	2008[1] US$'000	2007 US$'000
Financial donations from Experian subsidiaries	1,202	730
Employee time volunteered	174	157
Gifts in kind	169	332
Management costs	212	222
Funds from Experian Group Limited	737	-
Total from Experian	2,494	1,441
Total as a percentage of Benchmark PBT	0.30%	0.20%
Total from Experian	2,494	1,441
Employee fundraising	417	212
Donations from the GUS Charitable Trust	141	518
Total value of all giving	**3,052**	**2,171**
Total value of all giving as a percentage of Benchmark PBT	**0.37%**	**0.30%**

[1] Includes a full year's contribution of US$303,000 from Serasa, acquired in June 2007

Helping Government to improve the payment of child maintenance

The Child Support Agency (CSA) is a Government organisation in the UK whose role is to help ensure that parents who live apart from their children contribute financially to their upkeep. Child maintenance payments can be vital to the wellbeing of single-parent families, but frequently go unpaid and the CSA currently has £3.7bn of debt that remains uncollected.

As part of a major three-year Operational Improvement Plan, the CSA is now working with Experian to use the information and analysis techniques that have become so familiar within the credit industry to improve the payment of child maintenance and to 'get more money flowing to more children'. In particular, Experian will be helping the CSA to trace absent parents and to develop risk and affordability profiles that will enable the CSA to develop a more tailored and effective approach to individual cases.

Key performance indicators

Experian's strategy is to develop a framework to focus on its core data and analytics, drive profitable growth and optimise capital efficiency. In accordance with this strategy, Experian's financial objectives are to drive organic growth, to maintain or improve margins and to convert at least 85% of EBIT into operating cash flow. The following indicators are the key ones used by the board and management team to assess Experian's success in achieving its objectives

Total revenue growth

In the year ended 31 March 2008, Experian increased its revenue from continuing activities by 14% at constant exchange rates. Acquisitions accounted for 10% of the revenue growth, largely reflecting the contributions from Serasa and Hitwise.



08 14%
07 14%
06 30%
05 18%
04 13%
Organic growth
Acquired growth

Total growth is defined as year-on-year continuing revenue growth at constant exchange rates

EBIT (US$m) and margin

In the year ended 31 March 2008, Experian increased its total EBIT by 15% to US$945m. Continuing EBIT increased by 13% at constant exchange rates. EBIT margin of 21.8% from continuing activities is in line with the prior year during a period of increased investment.



08 945 21.8%
07 825 21.9%
06 727 21.0%
05 567 20.0%
04 457 19.6%

EBIT includes discontinuing activities

EBIT margin is for continuing direct business only and excludes FARES

Organic revenue growth

Organic growth increased by 4% in the year ended 31 March 2008, with good revenue growth across all four regions, reflecting the benefits of Experian's diverse portfolio of activities around the world.



08 4%
07 8%
06 12%
05 9%
04 7%

Organic growth is defined as year-on-year continuing revenue growth at constant exchange rates, excluding acquisitions except affiliates, until the date of their anniversary

Cash flow (US$m) and cash flow conversion

Experian aims to convert at least 85% of its EBIT into operating cash flow each year, even after significant investment in growth opportunities. In the year ended 31 March 2008, Experian converted 95% of EBIT to operating cash flow.



08 902 95%
07 804 97%
06 717 99%
05 535 94%
04 495 108%

Operating cash flow is defined as EBIT less changes in working capital, add depreciation/amortisation, less capital expenditure, less profit retained in associates

Cash flow conversion is operating cash flow as a percentage of EBIT including discontinuing activities

Revenue per employee (US$000's)

In the year ended 31 March 2008, revenue per full time equivalent (FTE) employee decreased by 5%. This was largely the result of the acquisition of Serasa, which significantly increased the average number of FTE employees.


08 258
07 270
06 247
05 217
04 150

Revenue excludes discontinuing activities

Revenue per employee is revenue divided by the average number of employees

Countries with offices

Experian supports local and multinational clients in over 65 countries through a network of offices. Additional offices were opened during the year in Malaysia and South Korea to support Experian's growth in those countries. This brought the total number of countries where Experian has offices to 38.


08 38
07 36
06 32
05 28
04 28

Carbon footprint (000's tonnes)

Experian's environmental impact is largely the result of energy use in buildings and travel by road, air and train. The Group is taking steps to steadily reduce its carbon footprint.


08 43 18
07 49 17
06 45 6
05 45 5
Buildings
Transport

Data given above reflects the Group's major employment units in the USA, UK, France and Brazil which constitute over 80% of the Group

Data in respect of air travel has been included above in 2007 and 2008 only

Full details of the methods and assumptions used to calculate these figures can be found in the Group's online CR Report at www.experiancrreport.com

Number of consumer credit bureaux

Experian's consumer credit bureaux provide the foundation for its Credit Services and Decision Analytics businesses. During the year, Experian acquired a controlling interest in Serasa in Brazil, the fourth largest credit bureau in the world. Serasa provides Experian with a commanding position in one of the fastest growing credit markets and increases the number of consumer credit bureaux owned by Experian to 15.


08 15
07 14
06 12
05 9
04 9

Employee engagement

Experian's people are a key resource and an employee survey helps measure their engagement with the business. A fully engaged employee is regarded as one with a belief in the company and its goals, a pride in the way it operates and a willingness to go the extra mile.


Americas 71% 53%
UK & Ireland 62% 51%
EMEA 53% 56%
Asia Pacific 62% 57%
2008
2007

Percentage score calculated by the degree of positive response to a specified range of questions

Score for 2007 is an amalgamation of regional surveys conducted over a two-year period

Risks and uncertainties

Experian's vision is that its people, data and technology become a necessary part of every major consumer economy around the world. The main potential risks to achieving this are either specific to Experian's business model, such as information security, or more general, such as the impact of competition.

Risks to Experian are anticipated and regularly assessed and its internal controls are enhanced where necessary to ensure that such risks are appropriately mitigated.

Experian has identified the following major potential risks.

Data

The data that Experian holds may be inappropriately used

Experian has established rigorous information security policies, standards, procedures, and recruitment and training schemes, which are embedded throughout its business operations. Experian also screens new third party partners carefully and conducts targeted audits on their operations. The loss and/or potential misuse of consumer data is addressed through continued investment in IT security infrastructure, including the significant use of data and communications encryption technology.

Legislation or government regulations may alter what data Experian can collect and how it is collected

To the best of Experian's knowledge, the Group is in compliance with data protection requirements in the jurisdictions in which it operates. Experian actively monitors its collection and use of personal data, while the Group's legal, regulatory and government affairs departments work closely with senior management to adopt strategies to educate lawmakers and influence the public policy debate, where appropriate.

Technology

There could be security breaches of Experian's systems and processes or its systems could fail

Experian's data centres are protected against damage from fire, power loss, telecommunications failure, natural disaster, hardware or software malfunction, computer viruses or other purposeful attacks, such as physical break-ins or hacking. To mitigate the risk from insecure or unreliable IT systems, Experian maintains off-site copies of all information contained in databases and runs back-up data centres. The Group also has established support arrangements with third party vendors and strict standards, procedures and training schemes for technology services, physical security, information security and business continuity.

People

Experian is dependent upon highly skilled personnel, especially its senior management and other experienced staff

Loss of these people could have an adverse effect on the company's ability to deliver its corporate objectives. Experian aims to provide compensation and benefits that are competitive with other leading companies, as well as fulfilling future career opportunities.

Other risks

There may be an economic downturn in one or more of Experian's major markets, which impacts the demand for consumer credit in particular

Experian is not immune from economic risks in any of its markets. However, the breadth of Experian's portfolio by product, by geography, by sector and by client partly mitigates the impact of this risk.

Experian could face increased competition, especially in the credit reporting industry

Experian mitigates this risk through continued research and investment in people, technology and products as prioritised by its strategic plan.

Expanding Experian's email marketing business into important new markets

Experian acquired Emailing Solution, a leading French permission-based email marketing company, in May 2007. The acquisition extended the geographical reach of Experian's existing CheetahMail business into one of the largest and fastest growing email markets in Europe.

Emailing Solution was founded in 2001 and provides email marketing services in France and Spain to over 500 brands, including AXA, Orange and Hewlett Packard. Now part of Experian CheetahMail, clients have access to a wider range of services and a broader distribution network.


2008
Pour demander plus d'infos

There may be consolidation among Experian's clients, which may cause price compression and a reduction in its revenue and profits

No single client accounts for more than 2% of Experian's revenue, which reduces the probability of this potential risk having a significant impact on the business.

Acquisitions may not meet expectations

Experian assesses all acquisitions rigorously, using both in-house experts and professional advisers. In addition, the Group conducts extensive post-acquisition reviews to ensure performance remains consistent with the buy plan.

The outcome of litigation could be unfavourable to Experian

Experian carries insurance cover against such risks and employs expert legal personnel in-house, as well as retaining the services of several leading legal practices, to assist in the effective management and disposal of legal proceedings.

Experian could fail to protect adequately its valuable intellectual property rights or face claims for intellectual property right infringement

Experian seeks patent protection and appropriate agreements regarding its intellectual property rights, where appropriate and feasible, and continues to monitor this situation.

Experian could fail to protect adequately against its exposure to financial risks

As described in note 3 to the Group financial statements on page 81, Experian's financial risk management focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Business and market overview

Experian is a global leader in providing information, analytical and marketing services to organisations and consumers to help manage the risk and reward of commercial and financial decisions.

Markets in which Experian operates

Experian has a broad and balanced portfolio - by product type, country and vertical market.

- In the year ended 31 March 2008, 47% of sales came from Credit Services, 12% from Decision Analytics, 20% from Marketing Services and 21% from Interactive.
- In the year ended 31 March 2008, 51% of sales came from North America, 8% from Latin America, 24% from UK and Ireland and 17% from EMEA/Asia Pacific.
- Financial services clients account for 52% of sales, followed by 17% from direct-to-consumer, 10% from retail and home shopping, 7% from telecommunications, utilities and insurance and the balance from government, publishing/media and automotive.
- Experian has over 100,000 clients, of which the top ten account for 14% of sales and the top 50 clients 33% of sales.
- Following the acquisition of Serasa, Experian employs approximately 15,500 people and has offices in 38 countries.
- Experian owns and operates consumer credit bureaux in 15 countries and business credit bureaux in nine countries.
- Experian classifies one billion consumers by socio-demographic type in over 25 countries around the world.

As a result of this diversity, Experian is not overly dependent on any one geography, client, channel or economy. While Experian as a whole is clearly dependent on the economic environments in which it operates, its broad portfolio of products and markets served provides some resilience when its major markets weaken. New products also affect Experian's performance, as does its success in gaining share in its chosen markets.

Competitive position

Experian has competitors in each of its principal activities, but no single competitor offers the same breadth of capabilities to domestic and multinational clients around the world or on such a scale.

There is limited public information available on the market share of Experian's competitors and it is frequently competing against niche, local providers of services in its different markets.

However, there are a number of companies that Experian views as key competitors, which are identified below:

Credit Services
There are two other national consumer credit bureaux in the US (Equifax and TransUnion). In the UK, Experian is the clear market leader in consumer credit services with mainly local competition elsewhere.

In Brazil, Serasa is the market leader in both consumer and commercial credit services, also competing against mainly local competition. Dun & Bradstreet is the only global business credit services competitor.

Decision Analytics
The market leader in the US is Fair Isaac. Experian is the market leader elsewhere and faces competition from Fair Isaac and other fragmented local players.

Marketing Services
There are some large marketing competitors in the US, such as Acxiom and Harte-Hanks, but competition elsewhere is local, fragmented and often specialist.

Interactive
Consumer Direct is the clear market leader in the US and UK, selling credit reports and services direct to consumers in competition with Equifax, TransUnion, Fair Isaac and other specialist providers. Experian's sales are more than twice that of any of its competitors.

Revenue by activity [1]



Credit Services
Decision Analytics
Marketing Services
Interactive

[1] Excludes discontinuing activities

Revenue by geography [1]



North America
Latin America
UK and Ireland
EMEA/Asia Pacific

[1] Excludes discontinuing activities

Revenue by client (client profile)[1]



Top 10 clients
Top 50 clients
All other

[1] Excluding discontinuing activities, Consumer Direct and Serasa

Of the top 50 clients at least 85% have been doing business with Experian for five years or more

The online lead generation market is fragmented and, despite the recent economic downturn in the US and UK, Experian has strong market positions in its chosen areas of operation.

Growth drivers

Experian is well positioned to benefit from a number of key drivers of long-term growth.

Credit-related activities

Experian's credit reporting is a fundamental building block for stimulating growth in consumer economies through the application of effective credit management, giving rise to safety and soundness in banking systems.

Growth in Experian's credit-related activities is underpinned by:

- Global growth in the availability of consumer and business credit.
- Global expansion of its financial services clients.
- Rapidly expanding demand for sophisticated analytics and software that help institutions to predict and manage risk.

Marketing-related activities

Emerging channels are fuelling growth in Experian's marketing-related activities.

Interactive channels like email and the internet are information rich and operate on a global scale. These new channels are stimulating demand for more targeted, faster, more effective and measurable marketing campaigns.

Experian can apply its core data and analytics expertise to find and keep profitable customers for its clients by:

- Targeting relevant audiences through segmentation.
- Creating campaign strategies across all channels.
- Providing analytics to measure success.

Key resources

Experian has three key resources that are viewed as fundamental to the successful implementation of its strategy.

People

Experian employs approximately 15,500 people, who are central to the delivery of its strategy and client experience. The Group prides itself on attracting, developing and retaining talented, ambitious people throughout its operations.

Succession planning is used to ensure that appropriate leadership resources are in place to grow the business and these plans are regularly reviewed by the Board.

The management of talent is one of Experian's top priorities and the Group invests heavily in ensuring employees have the right environment and skills to do their best work. Employees are involved in the planning and direction of their work, drawing on a wide range of communication methods. Employee surveys provide valuable insights into employees' views, while opportunities to further enhance employee engagement are integral to business planning.

Data

At the core of Experian are comprehensive databases of credit and marketing information on consumers and businesses. Experian offers more information than any single competitor, which helps make it the partner of choice for many organisations.

Each year, Experian invests heavily in maintaining complete, accurate and up-to-date information, while continuing to add new data sources that further support clients. Experian also has a leadership position as the trusted steward of much sensitive information, which it has an obligation to protect - both to clients who are the source of much of this data and to consumers who are the subjects of the data. Experian therefore operates very rigorous security and control procedures.

Technology

Experian's information technology systems are fundamental to its success. They are used for the storage, processing and delivery of the data that is the foundation of its business, as well as for the development and delivery of the value-added solutions provided to clients.

Much of the technology used by Experian and provided to clients is developed, maintained and supported by in-house teams across its various locations. Experian operates continual maintenance and management of its information technology systems, as well as continuing to integrate the technologies of existing and acquired businesses.

Revenue by industry (market profile)[1]


Financial services
Direct-to-consumer
Retail / home shopping
Telecom / utility / insurance
Media / publishing / advertising
Government / non-profit / education
Automotive
Other

[1] Management estimate of percentage of revenue by vertical market
Excludes discontinuing activities and Serasa

Competitive position


Global revenue US$m
Experian
4,130
Equifax
1,843
D&B
1,660
Acxiom
1,384
Harte-Hanks
1,163
Fair Isaac
822
North America
International

Source: Latest full year revenue, company 10k

Board of directors



John Peace (59)
Chairman

John Peace is Chairman of Burberry Group plc and Deputy Chairman and Senior Independent Director of Standard Chartered PLC. He is also Chairman of the Board of Governors of Nottingham Trent University, Deputy Lieutenant for the County of Nottinghamshire, a Fellow of the Royal Society of Arts and Chairman of The Work Foundation. Previously he was Group Chief Executive of the former GUS plc from 2000 until 2006, having been a director of GUS since 1997.



Don Robert (49)
Chief Executive Officer

Don Robert graduated from Oregon State University with a degree in Business Administration. He began his career with U.S. Bancorp, a multi-state bank holding company, where he held positions of increasing responsibility over 15 years. From there he joined Credco, Inc., the largest specialist credit reporting company in the US, as President. In 1995, Credco was acquired by First American Corporation and over the next six years Don held positions as Executive Vice President of Mortgage Origination Services and President of First American's Consumer Information and Services Group. In 2001, Don joined Experian from First American, becoming Chief Executive Officer of Experian North America in December 2002. In February 2005, he took responsibility for Experian globally as Chief Executive Officer of the Experian Group. Don joined the Board of the former GUS plc in April 2005. He is a Director of First Advantage Corporation, a Member of the Chapman University Board of Counsellors and a past Chairman of the Consumer Data Industry Association.



Paul Brooks (54)
Chief Financial Officer

Paul Brooks graduated from Cambridge University with an economics degree and went on to qualify as a Chartered Accountant with KPMG. He then joined ICI where he worked for the Plastics Division in Brussels and the Corporate Reporting Group in London. After five years with GKN's Industrial Services Division, mostly spent as Divisional Chief Financial Officer in the US, Paul joined Inchcape as Marketing Services Finance Director, based in Singapore. He joined Experian in April 1999 as Finance Director of Experian International and was appointed Global Chief Financial Officer in October 2001.



Fabiola Arredondo (41)
Non-Executive Director

Fabiola Arredondo is the Managing Partner of Siempre Holdings, a private investment firm based in the US. Prior to this, she held senior operating positions at Yahoo!, the BBC and Bertelsmann AG. Fabiola is currently a Non-Executive Director of Bankinter, S.A., Rodale, Inc., the World Wildlife Fund and Sesame Workshop, and was formerly a Non-Executive Director of BOC Group plc and Intelsat Corporation. Fabiola has a BA degree from Stanford University, and an MBA from the Harvard Business School.



Laurence Danon (52)
Non-Executive Director

Laurence Danon is a member of the Executive Board of Edmond de Rothschild Corporate Finance and was the President and Chief Executive Officer of Printemps S.A., the French department store chain, until January 2007. In 2006, she led the buyout of Printemps from PPR, Europe's largest non-food retailer. Prior to Printemps, Laurence held various senior roles at Total Fina Elf. Laurence began her career working for the French Government. She is a Non-Executive Director of Diageo plc, Plastic Omnium S.A., Lafuma S.A. and Rhodia S.A.



Roger Davis (51)
Non-Executive Director

Roger Davis spent some eight years at Barclays, latterly as the Chief Executive Officer of the 45,000 strong UK Banking operation and as a member of the Board of Barclays plc. Prior to that, he spent some ten years in investment banking in London and in various positions in Asia for Flemings and BZW. Roger is Chairman of Life Trust Holdings plc and Gem Diamonds Limited, a Non-Executive Director of Aero Inventory plc, and is Chairman of Experian's Remuneration Committee.



Sean FitzPatrick (59)
Non-Executive Director

Sean FitzPatrick is the Chairman of Anglo Irish Bank Corporation plc, having previously been Chief Executive Officer until January 2005. He is also the Chairman of Smurfit Kappa plc, and a Non-Executive Director of Aer Lingus Group plc, Greencore Group plc and Gartmore Irish Growth Fund plc. He is a past President of the Irish Bankers Federation. Sean is a Chartered Accountant.



Alan Jebson (58)
Non-Executive Director

Alan Jebson retired in May 2006 as Group Chief Operating Officer of HSBC Holdings plc, a position that included responsibility for IT and Global Resourcing. During a long career with HSBC, Alan held various positions in IT, including the position of Group Chief Information Officer. His roles included responsibility for HSBC's international systems, including the consolidation of HSBC and Midland systems following HSBC's acquisition of Midland Bank in 1993. He is a Non-Executive Director of Vodafone Group plc and MacDonald Dettwiler in Canada. Alan is a Fellow of the Institute of Chartered Accountants in England and Wales and is Chairman of Experian's Audit Committee.



Sir Alan Rudge (70)
Senior Independent Director

Sir Alan Rudge is Chairman of The ERA Foundation Limited and Chairman of the Board of Management of the Royal Commission for the Exhibition of 1851. He is a past Chairman of ERA Technology Limited and was Deputy Chief Executive of BT until November 1997 and Chairman of WS Atkins until March 2001. He joined the Board of the former GUS plc in 1997 and was President of CELTEL International B.V., a Non-Executive Director of S.E.S.A. AG and Special Advisor to General Atlantic Partners. He was Pro Chancellor of Surrey University until December 2007. Sir Alan has a PhD in Electrical Engineering and is a Fellow of the Royal Society and the Royal Academy of Engineering, a past Chairman of the Engineering and Physical Sciences Research Council and a past President of the Institution of Electrical Engineers.



David Tyler (55)
Non-Executive Director

David Tyler is Chairman of Logica plc and 3i Quoted Private Equity Limited. He is also a Non-Executive Director of Reckitt Benckiser plc and Burberry Group plc (where he chairs the Remuneration Committee). He spent his executive career in financial and general management beginning with Unilever in 1974 and continuing with County NatWest from 1986, Christie's from 1989 and finally the former GUS plc from 1997. David was Group Finance Director of GUS plc until it was demerged into two separate listed companies (Experian Group Limited and Home Retail Group plc) at the end of 2006, since when he has developed a portfolio career. David has a degree in Economics from Cambridge University, is a Fellow of the Chartered Institute of Management Accountants and a Member of the Association of Corporate Treasurers.

Company Secretary
Charles Brown FCIS

Auditors
PricewaterhouseCoopers LLP

Registered office
22 Grenville Street
St Helier
Jersey
JE4 8PX
Registered No. 93905

Registrars
Equiniti (Jersey) Limited
PO Box 63
11-12 Esplanade
St Helier
Jersey
JE4 8PH

Audit committee
Alan Jebson (Chairman)
Fabiola Arredondo
Laurence Danon
Roger Davis
Sean FitzPatrick
Sir Alan Rudge
David Tyler

Remuneration committee
Roger Davis (Chairman)
Fabiola Arredondo
Laurence Danon
Sean FitzPatrick
Alan Jebson
Sir Alan Rudge
David Tyler

Nomination committee
John Peace (Chairman)
Fabiola Arredondo
Laurence Danon
Roger Davis
Sean FitzPatrick
Alan Jebson
Don Robert
Sir Alan Rudge
David Tyler

Directors' report

The directors present their report and the audited financial statements for the year ended 31 March 2008.

Principal activities and business review

Experian is a global leader in providing information, analytical and marketing services to organisations and consumers to help manage the risk and reward of commercial and financial decisions. Combining its unique information tools and deep understanding of individuals, markets and economies, Experian partners with organisations around the world to establish and strengthen customer relationships and provide their businesses with competitive advantage. For consumers, Experian delivers critical information that enables them to make financial and purchasing decisions with greater control and confidence. A review of the results for the year and an indication of future developments appear on pages 6 to 37. Research and development investment continues to be a high priority for Experian in driving growth, particularly in relation to product development. Research expenditure totalled US$6m during the year ended 31 March 2008 and the amount charged to the Group income statement in the year was US$6m (2007: US$5m).

Profit and dividends

The Group income statement on page 66 shows a profit for the financial year ended 31 March 2008 of US$452m. The directors have announced the payment of a second interim dividend in lieu of a final dividend of 12 US cents per ordinary share to be paid on 25 July 2008 to shareholders on the register of members on 27 June 2008. An interim dividend of 6.5 US cents per ordinary share was paid on 1 February 2008 giving a total dividend for the year of 18.5 US cents per ordinary share.

Directors

The names and biographical details of the directors are shown on pages 38 and 39. Sean FitzPatrick was appointed as a director of the Company with effect from 1 April 2007. Particulars of directors' remuneration, service contracts and their interests in the ordinary shares of the Company are shown in the report on directors' remuneration on pages 51 to 63. There were no changes in the directors' interests in the Company's ordinary shares between the end of the financial year and 20 May 2008.

In accordance with the Company's articles of association, each director is required to retire at the annual general meeting held in the third calendar year following the year in which he or she was elected or last re-elected by the Company. In order to ensure an orderly re-election process Fabiola Arredondo, Paul Brooks and Roger Davis will retire at the annual general meeting in July 2008 and, being eligible, will offer themselves for re-election. The board carried out a formal evaluation of its performance and the performance of its committees and individual directors during the year ended 31 March 2008 and is satisfied that each of the three directors retiring at the annual general meeting contributes effectively and demonstrates commitment to the role. Further details regarding the evaluation are contained in the corporate governance statement on pages 44 to 50.

During the year, the Company maintained liability insurance and third party indemnification provisions for its directors.

Acquisitions and disposal

The Group made a number of acquisitions in the year under review, details of which are included in note 34 to the financial statements on page 120.

On 28 June 2007, the Group completed the acquisition of an initial 65% stake in Serasa, the market leading credit bureau in Brazil and operator of the fourth largest credit bureau in the world for US$1.2 billion. A further 5% of Serasa has been acquired since the date of the acquisition, taking Experian's total holding in Serasa to 70%. On 8 June 2007, the Group acquired the whole of the issued share capital of Hitwise, a leading internet market intelligence company. The Company announced the acquisitions of The pH Group, the UK market leader in business-to-business marketing analytics, and N4 Solutions, a UK-based mortgage sector and financial services software provider, on 20 July 2007 and 25 July 2007 respectively. During the year under review, the Company also completed the acquisition of remaining interests in Footfall companies in Spain and Italy.

The Company announced the sale of Loyalty Solutions, a German provider of back office services to loyalty card programmes, to easycash, a leading German point-of-sale network provider, on 26 September 2007.

Substantial shareholdings

Substantial shareholders are required to notify their interests in accordance with the Company's articles of association, which obliges shareholders to comply with the notification obligations to the Company contained in the Disclosure and Transparency Rules. As at 20 May 2008, the Company had been notified of the following interests in its issued ordinary share capital or voting rights:

Date of notification	Shareholder	Direct/ indirect interest	Number of ordinary shares/ voting rights	Percentage of issued share capital/ voting rights
20 February 2008	Harris Associates LLP	Direct	50,668,157	4.95%
18 April 2008	Viking Global Investors LP	Direct	51,227,000	5.00%

Save for the above, no person has notified any interest of 3% or more or any non-material interest equal to or more than 10% of the issued ordinary share capital or in the voting rights of the Company.

Share capital

Details of the authorised and issued share capital of the Company and changes to the Company's share capital in the year ended 31 March 2008 are set out in note K to the Company's financial statements on page 138.

Takeover Directive information

The Group's banking facilities contain provisions which, in the event of a change of control of the Company, could result in a renegotiation or withdrawal of such facilities.

The £350m 6.375% Eurobonds due 2009 and the £334m 5.625% Euronotes due 2013, issued by the Group, provide that holders may require repayment of the respective bonds or notes in the event that a rating agency re-rates the bonds or notes to below investment grade following a change of control of the Company.

The Group is party to a joint venture (FARES) with The First American Corporation, pursuant to which the Group holds a 20% interest in FARES. The joint venture agreement provides The First American Corporation with a call right to purchase the Group's interest in FARES in the event of a change of control of the Company.

Details of provisions relating to a change of control in directors' service contracts are described in the report on directors' remuneration.

The Group is party to a limited number of operational arrangements which can be terminated or altered upon a change of control of the Company, but these are not considered to be individually significant to the business of the Group as a whole or, in certain cases, it is considered that their disclosure would be seriously prejudicial to the Company.

Details of each person with a significant direct or indirect holding of securities in the Company and the size and nature of the holding are contained in the substantial shareholdings table above.

Both the Company by ordinary resolution and the directors may elect any person to be a director, but the number of directors shall not exceed the maximum number (if any) fixed by the articles of association of the Company. Any person appointed shall only hold office until the next annual general meeting and shall then be eligible for election. The office of a director shall be vacated on the occurrence of any of the events listed in article 92 of the articles of association of the Company. The Company may, in accordance with the provisions of the Companies (Jersey) Law 1991, remove any director from office and elect another person in place of a director so removed. The articles of association of the Company may be amended by the passing of a special resolution.

Some of Experian's employee share plans include restrictions on transfer of shares while the shares are subject to the plan. As described in the report on directors' remuneration, non-executive directors receive a proportion of fees in shares which may not normally be transferred during a director's period of office.

All of Experian's share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time.

Where, under an employee share plan operated by Experian, participants are the beneficial owners of the shares but not the registered owner, the voting rights are normally exercised by the registered owner at the direction of the participant.

Financial risk management, objectives and policies

Descriptions of the use of financial instruments and Experian's treasury and risk management objectives and policies are set out in the financial review on pages 23 and 24, and also in note 3 to the Group financial statements.

Own shares

The existing authority for the Company to purchase its own shares, which expires at the end of this year's annual general meeting, was given at the annual general meeting held on 18 July 2007 and permitted the Company to purchase, in the market, up to 102,000,000 of its own shares. The Company did not utilise the authority to make any purchases of its own shares during the period under review.

Details of the new authority being requested are contained in the circular to shareholders, which accompanies this annual report or is available on the Company's website at www.experiangroup.com. The Companies (Jersey) Law 1991 (as amended) now permits the Company to hold any shares bought back as treasury shares as an alternative to immediately cancelling them and the directors intend to decide whether to cancel shares pursuant to this authority or hold them as treasury shares based on the interests of the Company and shareholders as a whole at the relevant time.

Details of the shares in the Company purchased by and held under the Experian Group Limited Employee Share Trust, the Experian UK Approved All-Employee Plan and the GUS plc ESOP Trust are set out in note L to the Company's financial statements on page 139.

Donations

During the year the Group donated US$1.94m (including a full year's donation of US$0.2m from Serasa, acquired in June 2007) to charitable causes. Funds from the GUS Charitable Trust disbursed through Experian during the year totalled US$0.14m.

In addition to cash contributions, the Group's employees are encouraged to give their time and skills for the benefit of a variety of charitable causes.

During the year the Group made no political donations.

Employment of people with disabilities

People with disabilities, whether registered or not, have equal opportunities when applying for vacancies, with due regard to their aptitudes and abilities. In addition to complying with legislative requirements, procedures are in place to ensure that disabled employees are fairly treated and that their training and career development needs are carefully managed. For those employees becoming disabled during the course of their employment, the Group is supportive, whether through re-training or re-deployment, so as to provide an opportunity for them to remain with the Group.

Employee involvement

The Group is intent on motivating and keeping staff informed on matters that concern them in the context of their employment and involves them through local consultative procedures. Where there are recognition agreements with trade unions, the consultation process is established through national and local trade union representatives and through joint consultation committees. Information on matters of concern to employees and about the financial and economic factors affecting the Group's performance is also disseminated through management channels, conferences, meetings, publications and internet sites.

Employees are actively encouraged to become shareholders in Experian through the provision of save as you earn and other all-employee share plan arrangements which are intended to align the interests of employees with those of shareholders.

Creditor payment

For all trade creditors, it is Group policy to:

- Agree and confirm the terms of payment at the commencement of business with that supplier;
- Pay in accordance with any contract agreed with the supplier or as required by law; and
- Review continually the payment procedures and liaise with suppliers as a means of eliminating difficulties and maintaining a good working relationship.

Trade creditors of the Group at 31 March 2008 were 39 days based on the ratio of Group trade creditors at the end of the year to the amounts invoiced during the year by trade creditors. The Company has no trade creditors.

Going concern

After making enquiries, the directors have formed a judgment at the time of approving the financial statements that there is a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Relevant audit information

As at 20 May 2008, so far as each director is aware, there is no relevant audit information, being information needed by the auditors in connection with preparing their report, of which the auditors are unaware and each director has taken all steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the auditors are aware of that information.

Annual general meeting

The second annual general meeting of the Company will be held at the Four Seasons Hotel, Simmonscourt Road, Dublin 4, Ireland at 9.30am on Wednesday 16 July 2008. Shareholders who are unable to attend in person may submit questions beforehand via email to agmquestions@experiangroup.com or on the prepaid card sent to shareholders with the notice of meeting. The questions will be addressed at the meeting, via the Company's website at www.experiangroup.com or individually as appropriate. The notice of meeting is included in a separate circular to shareholders which accompanies this annual report. It is also available on the Company's website at www.experiangroup.com.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution that they be re-appointed as auditors of the Company will be proposed at the annual general meeting.

By order of the board
Charles Brown
Company Secretary
20 May 2008

Corporate headquarters:
Newenham House
Northern Cross
Malahide Road
Dublin 17
Ireland

Registered office:
22 Grenville Street
St Helier
Jersey JE4 8PX

Corporate governance statement

Combined Code

The board of Experian is responsible for the Group's system of corporate governance. The board is committed to good governance and to maintaining the highest standards of integrity in all the Group's activities. This statement describes how the Company has applied the main and supporting principles set out in Section 1 of the Combined Code on Corporate Governance published by the UK Financial Reporting Council in June 2006 (the 'Code').

Experian complied with the Code's provisions throughout the year from 1 April 2007 until 31 March 2008, except that the board committees did not for the whole period fully comply with the requirements in respect of the number of independent non-executive directors. These matters are explained later in this statement.

The way in which the principles set out in the Code are applied is described below.

The board

At the date of this annual report, the board consists of a Chairman, a Chief Executive Officer, a Chief Financial Officer and seven non-executive directors. The names and biographical details of the directors are shown on pages 38 and 39 of this annual report.

The non-executive directors are considered by the board to be independent in character and judgment with no relationships or circumstances which could affect, or appear to affect, their judgment. However, David Tyler was the group finance director of GUS plc and so did not fully meet the independence criteria on his appointment. The non-executive directors are appointed for three-year renewable terms. Sir Alan Rudge is the senior independent director.

The board plans to have six scheduled meetings each year and may meet more frequently as required. Six scheduled meetings and one ad-hoc meeting took place during the year ended 31 March 2008 (this includes one meeting that was held immediately after the year-end which was originally scheduled to take place during March 2008 but was rescheduled to early April 2008 due to the timing of Easter). The latter meeting took place in Washington DC, USA; otherwise the meetings were held in Dublin, Ireland. It is inevitable that there will be occasions when circumstances arise to prevent directors from attending meetings. In such circumstances, the usual practice is for the absent director to review the board papers and convey any views on specific issues to the Chairman. The time commitment expected of non-executive directors is not restricted to board and committee meetings. They are available for consultation on specific issues falling within their particular fields of expertise and additional time is spent visiting the Group's businesses and meeting informally with the Chairman and executive directors. The non-executive directors are experienced and influential individuals from a range of industries and countries. Together they bring an objective viewpoint and range of experience to the Company which ensures that no individual or group of individuals is able to dominate the board's decision-making.

There is a formal schedule of matters specifically reserved to the board for decision. The board establishes overall Group strategy, approves the Group's operating budget and monitors performance through the receipt of monthly reports and management accounts. The approval of significant acquisitions and divestments is a matter reserved for the board although it delegates to the boards of the Company's principal operating subsidiaries the responsibility for approving smaller acquisitions and disposals. The monetary limits of such delegations are formally documented and the exercise of such delegated authorities is reported to the board at each of its meetings. There are also authority levels covering capital expenditure which can be exercised by the boards of the Company's principal operating subsidiaries. Beyond these levels of authority, projects are referred to the board for approval. Other matters reserved for the board include:

- Approval of half-yearly financial reports and annual financial statements.
- Treasury policies.
- Internal controls and risk management.
- Succession planning.
- Corporate responsibility.

The division of responsibilities between the Chairman and the Chief Executive Officer is clearly established, set out in writing and agreed by the board. The Chief Executive Officer is responsible for day to day management and performance of the Group's businesses. The Chairman's role is to ensure good corporate governance which includes leading the board, ensuring its effectiveness in all aspects of its role and setting its agenda. For scheduled board meetings, the agenda includes reports from the Chief Executive Officer and the Chief Financial Officer. The January meeting focuses on strategy, the March meeting deals with the approval of operating budgets for the coming financial year, while the May and November meetings cover the approval of the annual financial statements and the half-yearly financial report respectively.

Members of senior management below board level are often invited to make presentations to the board and participate in certain aspects of the strategy and budget reviews.

The Chairman, with assistance from the Company Secretary, ensures that the board is supplied in a timely manner with information in a form and of a quality to enable it to discharge its duties. The practice is to have the agenda and supporting papers circulated to the board one week before each meeting. Additional information is also provided to directors including monthly management accounts irrespective of whether or not a board meeting is scheduled for that month. Arrangements are made for non-executive directors to visit the Group's businesses to see their operations at first hand and have the opportunity to discuss them with local management. During the year under review, the non-executive directors visited Group business locations in Dublin, London and Nottingham to update and develop their knowledge. Additionally, at board meetings, the directors receive specific business presentations from senior management.

All directors received an induction programme on joining the board which took into account their particular experience and background. The process included receipt of information on the Group, its activities and operating procedures, meetings with senior management and site visits and was continued during the year under review.

During the year under review, the Chairman and the non-executive directors met as a group without the executive directors present. At the conclusion of that meeting, the Chairman withdrew so that, under the leadership of the senior independent director, the non-executive directors had the opportunity to discuss any appropriate issues and appraise the Chairman's performance, taking account of the views expressed by the executive directors. The Chairman and the non-executive directors plan to hold these meetings at least annually.

There is in place a procedure under which the directors, in furtherance of their duties, are able to take independent professional advice, if necessary, at the Company's expense. The Company Secretary is responsible for ensuring that board procedures are followed and all directors have access to his advice and services. The Company Secretary is also responsible for advising and supporting the Chairman and the board on all corporate governance matters, a responsibility he discharges in part through his membership of the corporate governance committee. The appointment and removal of the Company Secretary is a matter reserved for the board as a whole.

A formal evaluation of the performance of the board and its committees was conducted during the year ended 31 March 2008. The evaluation process involved interviews by independent consultants with all members of the board, as well as those senior executives who regularly attend board and committee meetings. The interviews focused on the following seven areas: board process and functioning; induction and training; board performance; governance and independence of non-executive directors; committee functioning, performance and composition; and the Chairman's role and board composition, including succession planning. The independent consultants presented their findings to the board which concluded that appropriate actions had been identified to address areas that could be improved and that overall, the board and its committees continued to operate effectively. The Chairman conducted an individual evaluation of each director and the senior independent director conducted an individual evaluation of the Chairman. The board is satisfied that each director continues to contribute effectively and demonstrates commitment to the role.

In accordance with the Company's articles of association, all the directors retired at the first annual general meeting of the Company held in Dublin, Ireland in July 2007. All of the directors, being eligible and recommended by the board, were elected. In accordance with the Company's articles of association, each director is required to retire at the annual general meeting held in the third calendar year following the year in which he or she was elected or last re-elected by the Company. In order to ensure an orderly re-election process Fabiola Arredondo, Paul Brooks and Roger Davis will retire at the annual general meeting in July 2008 and, being eligible, will offer themselves for re-election.

The letters of appointment of the non-executive directors, including the Chairman, are available for inspection by any person at the Company's registered office during normal business hours and at the annual general meeting (for 15 minutes prior to the meeting and during the meeting).

Board committees

The board has appointed a number of committees including the following principal committees: nomination committee, remuneration committee and audit committee. The terms of reference of each of the principal board committees are available on request from the Company Secretary and can also be viewed on the Company's website at www.experiangroup.com. Further details of these committees, including their membership and remits, are set out below. In order to ensure that undue reliance is not placed on particular individuals and so that their understanding of the Group's businesses continues to develop, all of the non-executive directors currently continue to be members of each of the principal board committees.

The attendance of directors at meetings of the board and the principal board committees of which they are members was as follows for the year ended 31 March 2008:

	Board* (Scheduled)	Board (Ad hoc)	Nomination committee*	Remuneration committee*	Audit committee*
John Peace	6/6	1/1	2/2	n/a	n/a
Don Robert	6/6	1/1	1/2	n/a	n/a
Paul Brooks	6/6	1/1	n/a	n/a	n/a
Fabiola Arredondo	5/6	1/1	2/2	5/5	4/4
Laurence Danon	6/6	1/1	1/2	5/5	3/4
Roger Davis	6/6	1/1	2/2	5/5	4/4
Sean FitzPatrick	5/6	1/1	2/2	5/5	4/4
Alan Jebson	6/6	1/1	2/2	4/5	4/4
Sir Alan Rudge	6/6	1/1	2/2	5/5	4/4
David Tyler	5/6	1/1	1/2	5/5	3/4

* References throughout this corporate governance statement (including the above table) to board and board committee meetings held during the year under review include meetings held immediately after the year-end, which were rescheduled from March 2008 to early April 2008 due to the timing of Easter.

Nomination committee

The nomination committee leads the process for board appointments and makes recommendations to the board. The members of the nomination committee are the Chairman, the Chief Executive Officer and the seven non-executive directors. The committee is chaired by John Peace except in respect of any matter concerning succession to the chairmanship of the Company when the senior independent director takes the chair. The Company Secretary is the secretary to the committee and the Group HR Director and Global Talent Director usually attend meetings.

The nomination committee has written terms of reference covering the authority delegated to it by the board. Its duties include reviewing regularly the structure, size and composition (including the skills, knowledge and experience required) of the board and making recommendations to the board with regard to any changes, giving full consideration to succession planning for directors and other senior executives taking into account the challenges and opportunities facing the Company and identifying and nominating, for the approval of the board, candidates to fill board vacancies as and when they arise.

The process used to appoint new directors of the Company begins with the nomination committee agreeing the scope of the role and engaging a specialist search company to identify potential directors. The committee reviews the short list submitted by the search company and interviews prospective candidates, who are, if thought suitable, recommended to the board, which makes the appointment. At the first annual general meeting following the appointment, the director appointed must retire in accordance with the articles of association and offer himself or herself for election, providing the shareholders with an opportunity to approve the appointment.

The committee met twice during the year under review (including one meeting that was held immediately after the year-end which was originally scheduled to take place during March 2008 but was rescheduled to early April 2008 due to the timing of Easter) and reviewed the membership of the principal board committees, the process for evaluating the performance of the board, committees and individual directors and reviewed the Group Global Talent Management process and succession plans. In addition, it reviewed the results of the Global Employee Survey and made recommendations to the board following the formal evaluation of the board. No changes to the membership of the board or its principal committees were recommended to the board as a result of the work of the committee during the year.

Remuneration committee

The remuneration committee comprises the seven non-executive directors including David Tyler who did not fully meet the independence criteria on his appointment. Roger Davis is the chairman of the committee. The Chairman and Chief Executive Officer are invited to attend committee meetings and both attended all of the committee meetings in the year under review. In the year under review, the committee met five times (including one meeting that was held immediately after the year-end which was originally scheduled to take place during March 2008 but was rescheduled to early April 2008 due to the timing of Easter). The Company Secretary is the secretary to the committee and the Group HR Director and Global Head of Reward usually attend. The application of corporate governance principles in relation to directors' remuneration is described in the report on directors' remuneration on pages 51 to 63.

Audit committee

The audit committee comprises the seven non-executive directors including David Tyler who did not fully meet the independence criteria on his appointment. Alan Jebson is the chairman of the committee. Following a review of principal board committee membership during the year, it remains the opinion of the nomination committee and the board that David Tyler's membership of the committee remains in the best interests of shareholders and provides significant recent and relevant financial experience and an in-depth knowledge of Experian's business, with him having been the group finance director of GUS plc from February 1997 until the demerger in October 2006. No questions or concerns regarding the independence of audit committee members were raised during the performance evaluation process performed during the year under review and the board considers David to be independent in character and judgement. The other members of the committee bring a wide range of international business experience from positions at the highest level worldwide (the directors' biographical details appear on pages 38 and 39). The Chairman, Chief Executive Officer and Chief Financial Officer are normally invited to attend committee meetings. The external auditors, the Executive Vice President, Risk Management and the Head of Global Internal Audit generally also attend committee meetings. In addition, the committee meets the external auditors and the Head of Global Internal Audit separately without management present. The Company Secretary is the secretary to the committee.

The main role and responsibilities of the committee are set out in written terms of reference which are reviewed annually. The committee's principal oversight responsibilities include financial reporting, internal controls and risk management systems, whistleblowing and fraud, internal audit and external audit (including auditor independence).

The committee will meet not less than three times a year. During the year under review, it met four times (including one meeting that was held immediately after the year-end which was originally scheduled to take place during March 2008 but was rescheduled to early April 2008 due to the timing of Easter).

The audit committee has a structured programme linked to the Group's financial calendar. During the year under review, the committee undertook the following activities:

- Reviewed the preliminary results announcement and the annual report for the year ended 31 March 2007 and considered reports from the external auditors identifying any significant financial reporting issues or judgemental issues requiring its attention;
- Monitored and reviewed the effectiveness of the Group's internal audit function and its terms of reference;
- Monitored and reviewed the external auditor's independence and objectivity and the effectiveness of the audit process covering all aspects of the audit service provided;
- Reviewed the Group treasury policy;
- Reviewed the annual financial statements of the Group pension scheme;
- Reviewed its own performance, constitution, training needs and terms of reference to ensure it is operating at maximum effectiveness;
- Reviewed the half-yearly financial report for the six months ended 30 September 2007 and considered reports from the external auditors identifying any significant financial reporting or judgmental issues requiring its attention;
- Reviewed and approved audit plans for the external and internal auditors;
- Considered risk management and assurance reports and internal audit reports on the results of internal audit reviews, significant findings, management action plans and timeliness of resolution;
- Reviewed reports on the Group's risk management process and major potential risks and controls;
- Reviewed, at each scheduled meeting, a report on any material litigation involving Group companies; and
- Reviewed arrangements by which Group employees may, in confidence, raise concerns about possible improprieties in financial reporting or other matters.

One of the primary responsibilities of the audit committee is to make recommendations to the board in relation to the appointment, re-appointment and removal of the external auditors. A number of factors were taken into account by the committee in assessing whether to recommend the external auditors for re-appointment. These included:

- The quality of reports provided to the audit committee and the board and the quality of advice given;
- The level of understanding demonstrated of the Group's businesses and its sectors; and
- The objectivity of the external auditors' views on the controls around the Group and their ability to co-ordinate a global audit working to tight deadlines.

As part of this review, the committee reviewed a report on the external auditors' own quality control procedures.

The committee recognises that auditor independence is an essential part of the audit framework and the assurance it provides and the committee has established control processes to safeguard the objectivity and independence of the external auditors and to ensure that the independence of the audit work undertaken by the external auditors is not compromised.

The committee has established a policy covering the type of non-audit work that can be assigned to the external auditors. The auditors may only carry out such services provided that such advice does not conflict with their statutory responsibilities and ethical guidance. These services are:

- Further assurance services – where the external auditors' deep knowledge of the Group's affairs means that they may be best placed to carry out such work. This may include, but is not restricted to, shareholder and other circulars, regulatory reports and work in connection with acquisitions and divestments.
- Taxation services – where the external auditors' knowledge of the Group's affairs may provide significant advantages which other parties would not have. Where this is not the case, the work is put out to tender.
- General – in other circumstances, the external auditors may provide services, provided that proposed assignments are put out to tender and decisions to award work are taken on the basis of demonstrable competence and cost effectiveness. However, certain areas of work are specifically prohibited including work related to accounting records and financial statements that will ultimately be subject to external audit; management of, or significant involvement in, internal audit services; any work that could compromise the independence of the external auditors; and any other work that is prohibited by UK ethical guidance.

The audit committee chairman's pre-approval is required before the Group uses non-audit services that exceed financial limits set out in the policy.

The committee receives half-yearly reports providing details of assignments and related fees carried out by the external auditors in addition to their normal work. Fees in respect of such assignments carried out in the year under review are set out in note 7 to the financial statements on page 90.

Corporate governance committee

In addition to the principal board committees, the board has established a number of other committees including a corporate governance committee with written terms of reference to assist in its monitoring of corporate governance issues. The committee's responsibilities include keeping under review all legislative, regulatory and corporate governance developments that might affect the Company's operations and making recommendations to the board in relation to them. The members of the corporate governance committee are the Chairman, the Chief Executive Officer, the senior independent director and the Company Secretary. The committee met during the year and made recommendations to the board on a number of matters resulting from the changing regulatory and legislative environment.

Accountability and audit

The board acknowledges that it is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement or loss. The board reviews annually the effectiveness of the key procedures which have been established to provide internal control.

The board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, including those risks relating to social, environmental and ethical matters. This process was in place throughout the year under review and up to the date of approval of the annual report and meets the requirements of the Code. For certain joint arrangements, the board places reliance upon the systems of internal control operating within the partners' infrastructure and the obligations upon partners' boards relating to the effectiveness of their own systems. In the board's view, the information it received was sufficient to enable it to review the effectiveness of the Group's system of internal control in accordance with the 'Internal Control Revised Guidance for Directors' contained in the Code. The audit committee has kept under review the effectiveness of this system of internal control and has reported regularly to the board.

The key procedures, which operated throughout the year, were as follows:

Risk assessment:

- The Group set out its objectives clearly as part of its planning process and organisation design. These objectives were then incorporated as part of the planning cycle and supported by the use of both financial and non-financial key performance indicators.
- Risks were methodically anticipated, identified, assessed and appropriately mitigated as part of an enterprise-wide risk management process operating throughout the Group on an ongoing basis and headed by an Executive Risk Management Committee.
- Senior management made presentations on risk to the audit committee, which reported regularly to the board on the risks facing the Group's business.
- The audit committee has delegated responsibility from the board for reviewing the effectiveness of the Group's internal controls and received its annual report on the controls over these risks. This included risks arising from social, environmental and ethical matters.

Control environment and control activities:

- The Group has established procedures for delegated authority which ensure that decisions that are significant, either because of their value or the inherent degree of risk, are taken at an appropriate level.
- The Group has implemented appropriate strategies to deal with each significant risk that has been identified. These strategies include internal controls, insurance and specialised treasury instruments.
- The Group sets out principles, policies and standards to be adhered to throughout its business. These include risk identification, management and reporting standards, ethical principles and practice, accounting policies, treasury policy, information security policy and policy on fraud and whistleblowing.

Information and communication:

- The Group has a comprehensive system of budgetary control, including monthly performance reviews for each major business. These reviews are at a detailed level within each region and global business line and at a high level for the board.
- On a monthly basis, the achievement of business objectives, both financial and non-financial, was assessed using a range of performance indicators. These indicators were regularly reviewed to ensure that they remain relevant and reliable.
- The Group had whistleblowing procedures in place for employees to report suspected improprieties.

Monitoring:

- A range of procedures were used to monitor the effective application of internal control in the Group, including management assurance, through the ongoing risk management process, and independent assurance, through internal audit reviews and reviews by specialist third parties.
- The internal audit department's responsibilities include reporting to the audit committee on the effectiveness of internal control systems, focusing on those areas considered to be of greatest risk to the Group.
- Follow-up processes were used to ensure there was an appropriate response to changes and developments in risks and the control environment.

Relations with shareholders

The Company gives high priority to communicating with its shareholders and does this through its annual and half-yearly reports, at the annual general meeting and through the processes described below.

Although most shareholder contact is with the Chief Executive Officer and the Chief Financial Officer, supported by management specialising in investor relations, it is the responsibility of the board as a whole to ensure that a satisfactory dialogue with shareholders takes place.

The Chairman's statement on page 2 and the business review on pages 6 to 37 include a detailed review of the business and future developments in relation to the business. A full annual report is sent to all shareholders who so elect. For those shareholders who do not elect to receive a full annual report, notification is sent of the availability of the annual report on the Company's website at www.experiangroup.com. The Company's website also contains up to date information on Group activities, published financial results, information on dividends and a financial calendar.

At each of its scheduled board meetings, the board reviews a report of important or relevant issues raised by shareholders during the course of meetings and discussions with them. Additionally, the board (and in particular, the non-executive directors) obtains an independent insight into the views of major shareholders through research commissioned with a third party adviser across a balanced sample of Experian's shareholders. The latter typically control some 20 to 30% of the Company's issued share capital. The findings of the research are presented to the board by the third party adviser.

There is a direct line of communication to the Chairman available to shareholders, particularly if there are issues of concern, whether about performance, strategy or governance. Sir Alan Rudge, the senior independent director, is also available should shareholders have concerns which contact through the normal channels of the Chairman, the Chief Executive Officer and Chief Financial Officer fails to resolve or for which such contact is inappropriate. Shareholders are also offered the opportunity to meet the Company's non-executive directors.

Shareholders who do not support a particular annual general meeting resolution do not always seek engagement with companies to explain their actions or request further information. Where appropriate, the Company is keen to understand the reasons for any lack of support and to have a dialogue with shareholders on these issues. Its policy, therefore, insofar as is practicable, is to seek engagement with shareholders on such issues.

All directors, including the chairmen of the audit, remuneration and nomination committees, attend the annual general meeting and are available to answer shareholders' questions. Shareholders have the opportunity to send in questions prior to the annual general meeting and Experian responds to those shareholders who do.

Voting at the annual general meeting takes place by way of poll. The results of voting at the annual general meeting are announced and details of the votes are also added to the Company's website, www.experiangroup.com, as soon as possible after the meeting.

Report on directors' remuneration

Role of the remuneration committee

The remuneration committee has responsibility for the governance of Experian's remuneration strategy, in particular:

- recommending Experian's senior management remuneration policy and that of the Chairman of the board;
- determining individual remuneration packages for executive directors and those of certain senior managers;
- communicating to shareholders on remuneration policy and the committee's work on behalf of the board;
- reviewing and recommending the design of the Group's share schemes; and
- overseeing the Group's executive pension arrangements.

The remuneration of non-executive directors is a matter reserved for the board as a whole. No director is involved in any discussions as to his or her own remuneration.

The remuneration committee has written terms of reference which are available on request from the Company Secretary and are also published on the Company's website www.experiangroup.com.

Committee membership and meetings

The remuneration committee comprises the following non-executive directors:

Roger Davis (Chairman)
Fabiola Arredondo
Laurence Danon
Sean FitzPatrick
Alan Jebson
Sir Alan Rudge
David Tyler

All members of the committee are provided with an induction in the role of the committee and the operation of its terms of reference on first appointment.

In the year under review the committee has met five times (including one meeting which was held immediately after the year-end which was originally scheduled to take place during March 2008 but was rescheduled to early April 2008 due to the timing of Easter). Attendance at these meetings is set out in the corporate governance statement on page 46.

Advisers

In making its decisions, the committee consults with the Chairman, the Chief Executive Officer, the Group HR Director and the Global Head of Reward who are invited to attend meetings of the committee as and when appropriate. They are not permitted to participate in discussions or decisions relating to their own remuneration.

The committee has access to independent consultants to ensure that it receives independent advice. During the year under review Deloitte and Touche LLP ('Deloitte') were appointed as advisers to the committee. Deloitte also provided unrelated advisory and tax services to the Company during the year. Kepler Associates ('Kepler') were re-appointed to provide valuation data for Experian's long-term incentive plans and to provide independent advice on target calibration for the Annual Bonus Plan. Linklaters LLP were re-appointed to provide legal and general remuneration advice.

Report on directors' remuneration

Remuneration policy

Experian's policy is to use reward to drive business performance. The remuneration committee has determined that the policy set out in last year's remuneration report remains appropriate for the coming year. The remuneration policy will be regularly reviewed by the committee.

The remuneration committee aims to have in place a remuneration policy for Experian which is consistent with its business objectives, and which can:

- pay market-competitive base salary levels but no higher than this;
- provide competitive performance-related compensation which influences performance, and helps attract and retain executives by providing the opportunity to earn substantial rewards for outstanding performance leading to long-term shareholder value creation;
- apply demanding performance conditions to deliver sustained profitable growth in all our businesses, thereby aligning incentives with shareholders' interests;
- provide a balanced portfolio of incentives - bonus, options and shares which align both short term (one year) and longer term (three years plus) performance such that sustainable growth and value are delivered for our shareholders;
- drive accountability and transparency and align remuneration to the interests of shareholders; and
- deliver competitive benefits to underpin the other components of the remuneration package.

Consistent with the policy, the committee reviews the elements of the remuneration package relative to other comparable organisations and other companies of similar size and scope to Experian. Performance-related incentives are calibrated at upper quartile levels for outstanding performance to produce a highly leveraged package if the Group's growth objectives are attained. Experian is committed to performance-related pay at all levels within the organisation. All employees are encouraged to become shareholders in the Company.

Service contracts

Each executive director has a rolling service contract which can be terminated by the Group giving twelve months' notice. In the event of termination of the director's contract, any compensation payment is calculated in accordance with normal legal principles, including the application of mitigation to the extent appropriate in the circumstances of the case. Further details can be found on page 62.

Remuneration of executive directors

Each element of reward is important and has a specific role in achieving the aims of the remuneration policy. The combined potential remuneration from annual bonus and share awards outweighs the other elements and is subject to performance conditions, thereby placing the majority of the package at risk.

The remuneration package is weighted towards the performance-related elements of the package. In fair value terms, the proportion of total remuneration (excluding pension and benefits) which is shown as variable is approximately 71% as illustrated.

Fair value of executive director remuneration



■ Fixed 29%

□ Variable 71%

The remuneration committee selects performance measures that align with the Group's strategic goals and that are transparent to both directors and shareholders. Each element in the remuneration package is designed to support the achievement of different corporate objectives as outlined below.

Element	Purpose	Delivery	Policy
Base salary	– Reflects the competitive market salary level for the individual and their role – Takes account of personal contribution, skills and performance	– In cash – Pensionable	– Individual contribution – Reviewed annually
Annual bonus/ Co-investment Plan	– Rewards the achievement of annual financial targets – Participants are eligible to invest bonus in Experian shares with the opportunity to earn matching shares – Aligns with shareholder interests through delivery in shares	– Cash/deferred shares – Annual – Non-pensionable	– Profit before tax is the key measure
Experian Performance Share Plan	– Aligns with shareholder interests through delivery in shares – Rewards sustained growth in shareholder value and out-performance relative to peers – Acts as a retention tool (demerger awards are released five years after date of grant)	– Shares, subject to performance conditions	– Profit before tax over a three-year period – Relative total shareholder return against a tailored comparator group measured over a three-year period, subject to satisfactory overall financial performance
Experian Share Option Plan	– Direct link to value creation through share price growth as major objective – Aligns with shareholder interests through delivery in shares – Acts as a retention tool	– Shares under option, subject to performance conditions	– EPS growth measured over a three-year period
Sharesave	– Opportunity for employees to invest in Experian shares over 3 or 5 year savings period	– Shares under option bought with accumulated savings at the end of the savings period.	– Employees must be in employment on qualifying date in order to participate
Pension	– To provide market competitive post-retirement benefits	– Monthly contributions	– Defined benefit scheme – Defined contribution including US 401k arrangements

Fixed remuneration

Base salary and benefits

To ascertain a job's market value, external remuneration consultants annually review and provide data on market salary levels and advise the remuneration committee. Executive directors' salaries are benchmarked against a mid-market level of main board executive directors from the comparator companies in the FTSE 100 Index and other global comparators which reflects the market in which Experian recruits talent. Before making a final decision on individual salary awards, the committee assesses each director's contribution to the business, to reflect individual performance and experience. When setting base salary levels for executive directors, the committee considers pay levels and increases throughout the organisation.

In addition to base salary, executive directors receive certain benefits in kind including a car or car allowance, private health cover and life assurance.

Pensions

The retirement age for directors is 60 under arrangements which broadly provide a pension of two thirds of final salary, life assurance and ill health and dependants' pensions. Incentive payments (such as annual bonuses) are not pensionable.

The Company has had arrangements in place for a number of years which were designed to ensure that UK directors who were affected by the 1989 HM Revenue and Customs earnings cap were placed in broadly the same position as those who were not. With the agreement of the trustees of the scheme, the Company decided to retain a notional earnings cap for its existing and future employees, with the exception of new senior executives who are pensioned on full base salary up to the Lifetime Allowance.

The Company has put security in place for the unfunded pension entitlements of UK executives affected by the earnings cap, by establishing Secured Unfunded Retirement Benefits Schemes ('SURBS'). Further details are provided under the disclosure of the arrangements for each director.

Variable remuneration

Annual Bonus Plan and Co-investment Plan

Annual bonuses are awarded for achieving profit growth targets. The committee believes that linking incentives to profit growth helps to reinforce Experian's growth objectives. Targets are calibrated by Kepler using benchmarks that reflect stretching internal and external expectations. Benchmarks include: broker earnings estimates; earnings estimates for competitors; straight-line profit growth consistent with median/upper quartile shareholder returns over the next three to five years; latest projections for the current year; budget; strategic plan; and long-term financial goals

2007/08 bonus

As disclosed at the time of the GUS demerger, it was agreed that for annual bonuses paid in respect of the year ending 31 March 2008 and subsequently, the maximum bonus opportunity for executive directors would be 200% of base salary. This level of annual bonus would only be paid if Experian's financial performance surpassed stretching financial targets and hence would only be payable if exceptional results were delivered to shareholders. The enhancement to the bonus opportunity for the executive directors was intended to recognise the global market in which Experian operates and accompanied the reduction of the matching opportunity under the Experian Co-investment Plan to 1:1 (previously 2:1 under the GUS Co-investment Plan). Executive directors will not participate in the Experian Co-investment Plan in respect of the 2007/08 fiscal year and bonus payments will be made in cash. Experian performed strongly in 2007/08 in a particularly difficult trading environment and the bonuses payable to executive directors in respect of this financial year disclosed on page 58 are representative of this strong performance in uncertain market conditions in which global targets were met and annual bonuses were paid at target levels.

2008/09 bonus

For annual bonus earned in respect of the 2008/09 fiscal year, which may be up to 200% of base salary, executive directors will be offered their first opportunity since the GUS demerger to defer receipt of their bonus and invest it in Experian Group Limited shares ('invested shares') under the Experian Co-investment Plan. The release of the invested shares will be deferred for three years. The number of invested shares acquired on behalf of the executive will be matched with an additional award of shares ('matching shares') on a 1:1 basis. The release of these matching shares to participants will be subject to the achievement of a performance condition, details of which will be disclosed in next year's remuneration report. The release of these shares will be deferred for three years including the original bonus deferral. If an executive resigns during the three-year period he/she will forfeit the right to the matching shares and the associated dividends. The executive would be entitled to retain any invested shares.

With respect to Responsible Investment Disclosure, the committee has ensured that environmental, social and governance risks are not raised by the incentive structure for senior management inadvertently motivating irresponsible behaviour.

Experian Performance Share Plan

The Experian Performance Share Plan was approved by GUS shareholders at the Extraordinary General Meeting ('EGM') on 29 August 2006. An initial award was made to participants, including the executive directors, on 11 October 2006. There will be no further awards to executive directors under this plan until June 2009. Performance shares are 'free' Experian shares for which no exercise price is payable. Shares are allocated subject to a performance condition which is measured over a three-year performance period with a five-year vesting period for demerger awards and a three-year vesting period for subsequent awards. Dividend equivalents will accrue on these awards.

For the demerger awards granted in October 2006, the performance condition is in two separate parts; 50% of the award will be subject to achievement against a sliding scale of growth in profit before tax ('PBT') which the Company considers to be an appropriate measure as this represents one of the key strategic drivers of the business. The threshold for vesting will be growth in PBT of 7% per year at which 25% of this part of the award will vest rising, on a straight-line basis, to 100% of this part of the award vesting if PBT grows at a rate of 14% per year.

The remaining 50% of the award will vest according to the performance of Experian's Total Shareholder Return ('TSR') (defined as share price movement plus reinvested dividends) relative to the following group of peer companies:

Acxiom	Fair Isaac	Harte-Hanks
Alliance Data Systems	Fidelity National Financial	IAC/Interactive Corp
Bisys Group	Fimalac	Moodys
Capita Group	First American	Reuters Group
Choicepoint	First Data	Thomson
Dun & Bradstreet	Fiserv	Total System Services
Equifax	Global Payments	

This bespoke comparator group consists of Experian's main competitors in the business areas and countries in which the Group operates. This part of the award will not vest if Experian's TSR is below the median return for the comparator group. Once Experian achieves median performance, 25% of this portion of the award may vest rising on a straight-line basis to 100% of this part of the award vesting for upper quartile performance or better. This can be summarised as follows:


Total Shareholder Return Performance Scale
Percentage of TSR award vesting
120
100
80
60
40
20
0
100%
85%
70%
55%
40%
25%
1st-6th
7th
8th
9th
10th
11th
12th - 21st
Experian's TSR ranking in the peer group

Performance conditions for future awards under the Experian Performance Share Plan will be decided in advance of grant.

Experian Share Option Plan

The Experian Share Option Plan was approved by GUS shareholders at the EGM on 29 August 2006. It is intended to align shareholder and participant interests through share price growth. Options will vest subject to the satisfaction of a stretching target which will be set prior to options being granted. No options will be granted to executive directors under the plan until June 2009.

For each of the long term incentive plans, external consultants will be used to calculate whether, and the extent to which, the performance conditions have been met.

Experian Sharesave

All executive directors and employees of Experian and any participating subsidiaries are eligible to participate in Sharesave if they have been employed by Experian for a qualifying period. Sharesave provides an opportunity for employees to save a regular monthly amount which at the end of the savings period may be used to purchase Experian Group Limited shares under option at a discount of up to 20% on the market value.

Performance graph

The committee has chosen to illustrate TSR for GUS plc until demerger and Experian Group Limited against the FTSE 100 Index for the period since listing on 11 October 2006 to 31 March 2008. The FTSE 100 Index is the most appropriate index against which TSR should be measured, as it is a widely used and understood index of leading UK companies.



Value of £100 invested in GUS/Experian and the FTSE 100 on 31 March 2000
£350
£300
£250
£200
£150
£100
£50
£0
FTSE 100 Index
March 00
March 01
March 02
March 03
March 04
March 05
March 06
March 07
March 08
Performance as GUS (to 6 October 2006)
Performance as Experian (from 6 October 2006)



Value of £100 invested in GUS/Experian and the FTSE 100 on 31 March 2003
£300
£250
£200
£150
£100
£50
£0
FTSE 100 Index
March 03
March 04
March 05
March 06
March 07
March 08
Performance as GUS (to 6 October 2006)
Performance as Experian (from 6 October 2006)

The above graphs show that, at 31 March 2008, a hypothetical £100 invested in GUS and subsequently, Experian would have generated a total return of £198 compared with a return of £120 if invested in the FTSE 100 Index on 31 March 2000 and a total return of £153 compared with a return of £192 if invested in the FTSE 100 Index on 31 March 2003.

Shareholding guideline

The committee believes that it is important that executives build a significant shareholding to align their interests with those of shareholders. Therefore the committee has established guidelines under which the Chief Executive Officer should hold the equivalent of two times his base salary in Experian Group Limited shares and other executive directors, one times their base salary, including shares held under the Co-investment and Reinvestment plans. Each of the executive directors meets these guidelines.

Non-executive directors' remuneration policy

The board's policy on non-executive directors' remuneration is that:

- Fees should reflect individual responsibilities and membership of board committees.
- Remuneration should be in line with recognised best practice and sufficient to attract, motivate and retain high calibre non-executives.
- Remuneration should be a combination of cash fees (paid quarterly) and Experian Group Limited shares (bought annually in the first quarter of the financial year).
- Non-executive directors are obliged to comply with a shareholding requirement explained below. Any tax liability connected to these arrangements is the responsibility of the individual director.
- The use of Experian Group Limited shares in the package helps align the interests of non-executive directors with those of shareholders.
- Non-executive directors do not receive any benefits in kind. The Chairman has the use of a company car and private healthcare.

The fees of non-executive directors were reviewed in 2008 and will next be reviewed in 2009. Fees are reviewed in the light of market practice in FTSE 100 companies and anticipated number of days worked, tasks and responsibilities.

Base fee	€106,154
Senior independent director	€19,437
Chair of audit committee	€31,398
Chair of remuneration committee	€23,922

Experian requires its non-executive directors to build up a holding in the Company's shares equal to one times their annual fee. One quarter of their annual fee is used to purchase shares in the Company each year until they reach this holding. Such shares are included in the table of directors' interests on page 63. Non-executive directors do not participate in executive share schemes or other employee share scheme arrangements. Non-executives do not have service contracts but each has a letter of appointment. No non-executive director's letter of appointment provides for any termination payment. Each appointment is for a renewable three-year term but may be terminated by either party on one month's written notice.

The information set out in the tables below has been subject to audit.

Annual remuneration

The following table shows an analysis of the emoluments of the individual directors for the full year ended 31 March 2008. All amounts shown are in the currency received by directors. Annual bonuses are shown in the year they were earned.

	Salary and fees[1] '000s	Annual bonus '000s	Benefits[2] '000s	Total 2008 '000s	Total 2007 '000s
Chairman					
John Peace[3]	£450	–	£27	£477	£1,784
Executive directors					
Don Robert[4][5]	$1,400	$1,400	$941	$3,741	$2,341
Paul Brooks[4][6]	£440	£440	£75	£955	£724
Non-executive directors					
Fabiola Arredondo[7]	€136	–	–	€136	€28
Laurence Danon[7]	€107	–	–	€107	€33
Roger Davis[7]	€131	–	–	€131	€39
Sean FitzPatrick[7]	€107	–	–	€107	–
Alan Jebson[7]	€162	–	–	€162	€41
Sir Alan Rudge[7]	€126	–	–	€126	€89
David Tyler[7]	€908	–	€27	€935	€1,638

The following shares were purchased for the non-executive directors on 29 June 2007 in line with the shareholding guidelines for non-executive directors described above. The non-executive directors not described below already meet the shareholding guidelines. The value reported below is included within the remuneration reported in the above table.

	No. of shares	Value £
Fabiola Arredondo	1,299	8,184
Laurence Danon	1,665	10,490
Alan Jebson	2,157	13,590
Sir Alan Rudge	409	2,577

Notes:

1. Non-executive directors receive an additional fee of €5,981 per trip to attend board meetings where such attendance involves inter-continental travel from their home location. This results in disparities between their fee levels relative to those fees listed on page 57.
2. Benefits to executive directors include life insurance, private health care, company car and fuel allowance where applicable. Don Robert relocated to the UK in the period under review. The figures for him include a one-off disturbance allowance of £100,000. In addition, he will receive an annual expatriate allowance of £550,000 for the duration of his assignment; a pro-rata payment in respect of the financial year under review is included above. Benefits to Paul Brooks include a one-off payment in respect of his relocation back to the UK.
3. John Peace is not eligible for a performance bonus, pension contributions or further long term incentive awards but will continue to receive a company car benefit and coverage under the Company's private healthcare arrangements.
4. Don Robert and Paul Brooks were appointed to the board of Experian Group Limited on 6 July 2006. Experian Group Limited pays directors' fees to Don Robert and Paul Brooks of €106,154 per annum in respect of their services as directors of Experian Group Limited. Such fees form part of, and are not additional to, the remuneration set out in the table.
5. During the year under review, Don Robert served as a non-executive director of First Advantage Corporation for which he received a fee of US$53,000 (2007: $51,000).
6. Figures for the prior period for Paul Brooks have been restated in sterling to allow a like for like comparison.
7. Fees for the non-executive directors represent their fees for the period under review. For the prior period, and as is permissible under Jersey law, the Company met the cost of the tax payment on their taxable travel expenses where applicable. Experian has since gained agreement from the Irish tax authorities that these expenses are non-taxable and thus for the period under review these expenses are not reported. Fees in respect of the previous period for the non-executive directors were for the period since appointment which for some individuals was three months or less. Fees in respect of 2007 for Sir Alan Rudge and David Tyler were paid by Experian Finance plc (formerly GUS plc). David Tyler was previously an executive director of GUS plc and Sir Alan Rudge was a non-executive director. With effect from 1 April 2007, David Tyler ceased to be a director of Experian Finance plc by reason of redundancy; his contract provided for a notice period of 12 months or contractual pay in lieu of notice for 12 months. Contractual pay on redundancy includes base salary (£545,000), car and fuel allowance (£18,200) and is included above. These payments were made in April 2007 and are in addition to the non-executive director's fee of €106,154. Figures for the prior period for David Tyler have been restated in euros to allow a like for like comparison.

Share options

Details of options granted to directors, under the GUS executive share option schemes, are set out in the table below:

	Date of Grant	Number of options at 1 April 2007	Exercise price	Granted	Exercised	Market price at day of exercise	Lapsed	Total number of options at 31 March 2008	Date from which exercisable/ expiry date
Chairman									
John Peace[1]	11.06.01	348,032	344.8p	–	348,032	506.5p	–		11.06.04 - 29.09.07
	06.06.02	176,882	367.5p	–	–	–	–		06.06.05 - see note 1
	19.06.03	176,251	380.1p	–	–	–	–		19.06.06 - see note 1
	19.06.03	7,600	394.7p	–	7,600	506.5p	–		19.06.06 - 29.09.07
	01.06.04	166,894	455.4p	–	–	–	–		01.06.07 - see note 1
	31.05.05	166,625	483.1p	–	–	–	–		31.05.05 - see note 1
	02.06.06	167,912	521.1p	–	–	–	–		02.06.06 - see note 1
								854,564	
Executive directors									
Don Robert[2]	01.06.04	239,699	455.4p	–	–	–	–		11.10.06 - 30.05.11
	31.05.05	132,091	483.1p	–	–	–	–		31.05.08 - 30.05.15
	02.06.06	133,184	521.1p	–	–	–	–		02.06.09 - 01.06.16
								504,974	
Paul Brooks	02.12.03	49,852	426.0p	–	49,852	632.0p	–		02.12.06 - 01.12.09
	02.12.03	7,851	426.0p	–	7,851	632.0p	–		02.12.06 - 01.12.13
	01.06.04	50,671	455.4p	–	50,671	632.0p	–		01.06.07 - 31.05.14
	01.06.04	6,344	472.9p	–	6,344	632.0p	–		01.06.07 - 31.05.14
	31.05.05	59,368	483.1p	–	–	–	–		31.05.08 - 30.05.15
	02.06.06	54,883	521.1p	–	–	–	–		02.06.09 - 01.06.16
								114,251	
Non-executive directors									
David Tyler[3]	06.06.02	103,407	367.5p	–	–	–	–		06.06.05 - 05.06.12
	19.06.03	102,595	380.1p	–	–	–	–		19.06.06 - 18.06.13
	19.06.03	7,600	394.7p	–	7,600	532.0p	–		19.06.06 - 18.06.13
	01.06.04	103,212	455.4p	–	–	–	–		01.06.07 - 31.05.14
	31.05.05	103,494	483.1p	–	–	–	–		31.05.08 - 30.05.15
	02.06.06	104,585	521.1p	–	–	–	–		02.06.09 - 01.06.16
								517,293	

Notes:

1. John Peace ceased to be an employee of the Group on 31 March 2007. Under the GUS Unapproved Executive Share Option Scheme rules, he has six months from this date to exercise his options, excluding any periods during which he is restricted from dealing in the Company's shares. Disclosures will be made in respect of the exercise of these options at the appropriate time.
2. Options granted to Don Robert prior to his date of appointment to the board of GUS plc in April 2005 were granted under the GUS North America Stock Option Plan. The 2005 and 2006 grants were made under the GUS Executive Share Option Scheme.
3. Options were granted to David Tyler in respect of his role as an executive director of GUS plc. On the demerger of GUS plc, he was eligible to exchange his options for equivalent options over Experian shares on the same basis as other participants in the relevant GUS plans except that he was not eligible to participate in the Experian Reinvestment Plan. To the extent that his options were rolled over, the new options did not vest or lapse in connection with his termination of employment. In respect of such options, David Tyler is treated as a good leaver for the purposes of the relevant plan rules if he ceases to be a non-executive director of the Company except as a result of voluntary resignation or actions which would constitute gross misconduct. The relevant performance conditions apply.
4. No options were granted to executive directors on the GUS demerger.

All options in the above table were originally granted under the GUS Executive Share Option Schemes. Options which were granted before 2005 were exchanged for equivalent options over Experian shares on demerger of GUS plc. Unvested options granted in 2005 and 2006 (other than options granted under the GUS 1998 Approved Executive Share Option Scheme) were automatically exchanged for equivalent options over Experian shares. The performance condition for options granted in 2005 and 2006 is based on the growth of Experian's Earnings per Share in excess of the UK Retail Price Index from the date of demerger.

The market price of Experian Group Limited shares at the end of the financial year was 367.0p; the highest and lowest prices during the financial year were 633.5p and 358.0p respectively.

Sharesave options

Details of Sharesave options granted to directors under the SAYE share option scheme are set out below:

	Number of options at 1 April 2007	Exercise price	Granted	Exercised	Market price at day of exercise	Lapsed	Total number of options at 31 March 2008	Date from which exercisable/ expiry date
Executive directors								
Paul Brooks	2,488	378.6p	–	2,488	520.0p	–	–	01.09.07-29.02.08

Performance Share Plans

In May 2005 and June 2006, executive directors received a share award under the GUS Performance Share Plan with a face value of one times salary. On the GUS demerger, these awards were automatically rolled over into Experian shares. As approved by GUS shareholders at the EGM on 29 August 2006, awards equivalent to two times salary were made to executive directors on demerger in October 2006 under the Experian Performance Share Plan. Both awards are outlined below. For awards granted under the rolled over GUS Performance Share Plan, the performance condition is based on Total Shareholder Return against the comparator group adopted by Experian (see page 55) since the demerger. Rolled over awards will not vest if Experian's Total Shareholder Return (defined as share price movement plus reinvested dividends) is below the median return for the comparator group. For these rolled over awards only, once Experian achieves median performance, 40% of the award may vest rising on a straight-line basis to 100% of the award vesting for upper quartile performance or better.

		Plan shares held at 1 April 2007[1]	Plan shares awarded during the period	Plan shares vested during the period	Plan shares lapsed during the period	Total plan shares at 31 March 2008	Normal vesting date
Chairman							
John Peace[2]							
	31.05.05	166,625	–	–	–		31 May 2008
	02.06.06	167,912	–	–	–		2 June 2009
						334,537	
Executive directors							
Don Robert							
	31.05.05	132,091	–	–	–		31 May 2008
	02.06.06	133,184	–	–	–		2 June 2009
	11.10.06	246,698	–	–	–		11 October 2011
						511,973	
Paul Brooks							
	31.05.05	29,683	–	–	–		31 May 2008
	02.06.06	27,440	–	–	–		2 June 2009
	11.10.06	132,837	–	–	–		11 October 2011
						189,960	
Non-executive directors							
David Tyler[3]							
	31.05.05	103,494	–	–	–		31 May 2008
	02.06.06	104,585	–	–	–		2 June 2009
						208,079	

Notes:

1. On demerger, GUS Performance Share Plan awards made in 2005 and 2006 were replaced with equivalent awards over Experian shares.
2. As John Peace's employment with Experian Finance plc (formerly GUS plc) ended on 31 March 2007, under the rules of the GUS Performance Share Plan, all outstanding awards will vest subject to the performance condition on the vesting date specified in the table, and will be time pro-rated to 31 March 2007. Disclosures will be made in respect of vesting at the appropriate time.
3. David Tyler's awards were rolled over on the basis described in footnote 3 to the Share Options table on page 59.

GUS Co-investment Plans and Experian Reinvestment Plans

Awards to directors under the 2004 and 2005 cycles of the GUS Co-investment Plan and North America Co-investment Plan were reinvested in awards under the Experian Reinvestment Plan and North America Reinvestment Plan at demerger. Awards under the 2006 cycle were automatically rolled over into equivalent awards over Experian shares under the rules of the GUS Co-investment Plan. Release of matching shares under the Experian Reinvestment Plan is subject to the achievement of performance conditions (see note 3 to the table below), the retention of reinvested awards and continued employment. No further awards will be made under the Reinvestment Plan. Matching shares awarded under the GUS Co-investment Plans will be released subject to continued employment.

	Invested shares at 1 April 2007	Matching shares at 1 April 2007	Reinvestment Matching Award at 1 April 2007	Special Reinvestment award at 1 April 2007	Co-investment Plan invested shares awarded	Co-investment Plan Matching share options awarded	Invested and matching shares released	Share price on date of release	Experian share price on date of award	Total plan shares at 31 March 2008	Vesting date
Chairman											
John Peace[1][2]											
11.06.04	72,394	295,436	–	370,386	–	–	–	–	560.0p		11 October 2009
13.06.05	75,712	308,976	–	387,361	–	–	–	–	560.0p		11 October 2009
12.06.06	22,124	59,640	–	–	–	–	81,764	600.0p	560.0p		12 June 2009
										1,510,265	
Executive directors											
Don Robert											
11.06.04	139,516	279,032	837,096	–	–	–	–	–	560.0p		11 October 2011
13.06.05	147,685	295,371	886,112	–	–	–	–	–	560.0p		11 October 2011
12.06.06	121,689	243,378	–	–	–	–	–	–	560.0p		12 June 2009
29.06.07	–	–	–	–	74,340	106,307	–	–	630.0p		29 June 2010
										3,130,526	
Paul Brooks											
11.06.04	51,910	103,820	311,460	–	–	–	–	–	560.0p		11 October 2011
13.06.05	53,003	106,005	318,016	–	–	–	–	–	560.0p		11 October 2011
12.06.06	55,215	110,432	–	–	–	–	–	–	560.0p		12 June 2009
29.06.07	–	–	–	–	44,544	63,999	–	–	630.0p		29 June 2010
										1,218,404	
Non-executive directors											
David Tyler[1][4]											
12.06.06	13,742	37,043	–	–	–	–	–	–	560.0p		12 June 2009
										50,785	

Notes:

1. Invested shares for John Peace and David Tyler were purchased with their bonus net of tax. The matching share awards are made on a gross basis and are taxed at the point of vesting. Invested shares for Don Robert and Paul Brooks were calculated by reference to the bonus gross of tax.
2. John Peace was not eligible to participate in the Reinvestment Plan. He was granted a special reinvestment award over Experian Group Limited shares which will vest after three years if he continues to be Chairman of Experian Group Limited, subject to the good leaver reasons included in the rules. Details of this award were disclosed in the circular to GUS shareholders dated 26 July 2006. Invested shares in respect of the 2006 GUS Co-investment Plan award for John Peace were released following the end of his employment with Experian Finance plc on 31 March 2007 in accordance with the plan rules. The matching share option in respect of this award also became exercisable in full on this date. Under the Plan rules, participants are entitled to dividend equivalents on exercise of this matching share option. John Peace received £9,019 in respect of dividend equivalents payable on his matching share options.
3. The first 50% of a matching award under the Experian Reinvestment Plan will vest subject to satisfaction of a performance condition relative to a sliding scale of growth in Experian Group's PBT over a three year period. The threshold for vesting will be growth in PBT of 7% per annum at which 30% of this part of the matching award will vest, rising on a straight-line basis to 100% of this part of the award vesting at growth in PBT of 14% per annum. This part of the matching award will vest in two equal tranches on the fourth and fifth anniversaries of grant. The remaining 50% of the matching award will be time-based and will vest as to 50% of this part of the matching award on the third anniversary of grant and as to 25% on each of the fourth and fifth anniversaries of grant.
4. David Tyler's 2004 and 2005 GUS Co-investment Plan awards vested at the time of the GUS plc demerger, and he did not reinvest these awards. David Tyler's 2006 GUS Co-investment Plan awards were rolled over on the basis described in footnote 3 to the Share Options table on page 59.

Executive directors' annual pension

Don Robert is provided with benefits through a Supplementary Executive Retirement Plan ('SERP') which is a defined benefit arrangement in the US. The figures below are in respect of his SERP entitlement. He also participates in a US defined contribution arrangement and the employer contributions to this arrangement during the year were $3,692 (2007: $9,423).

Paul Brooks is a member of the registered Experian Pension Scheme. His benefits within the Scheme are restricted by an earnings cap. However, benefits in excess of this cap are provided for through the Experian Limited SURBS. The pension figures below reflect both his registered and non-registered entitlement.

The table below provides the disclosure of the above directors' defined benefit pension entitlements in respect of benefits from registered schemes and non-registered arrangements.

	Accrued pension at 31 March 2008 per annum (1)	Accrued pension at 31 March 2007 per annum (2)	Transfer value at 31 March 2008 (3)	Transfer value at 31 March 2007 (4)	Change in transfer value (less director's contributions) (5)	Additional pension earned to 31 March 2008 (net of inflation) per annum (6)	Transfer value of the increase (less director's contributions) (7)
	$'000 pa	$'000 pa	$'000	$'000	$'000	$'000 pa	$'000
Don Robert	311	252	5,586	4,006	1,580	49	877
	£'000 pa	£'000 pa	£'000	£'000	£'000	£'000 pa	£'000
Paul Brooks	101	74	1,254	995	251	24	294

Six former directors of Experian Finance plc (formerly GUS plc) have been receiving unfunded pensions from the Company for a number of years. The pensions of two of these former directors were transferred into the registered scheme in October 2006. Three of the former directors are now members of the SURBS that provides security for the unfunded pensions of executives affected by the HMRC earnings cap. In addition, one former director, who retired with effect from 31 March 2007, is now receiving an unfunded pension through the SURBS. The total unfunded pensions paid to the former directors was £539,644 (2007: £445,646).

Notes:

Columns (1) and (2) represent the deferred pension to which the director would have been entitled had they left the Group at 31 March 2008 and 2007 respectively.

Column (3) is the transfer value of the pension in column (1) calculated as at 31 March 2008 based on factors supplied by the actuary of the relevant group pension scheme in accordance with UK actuarial guidance note GN11.

Column (4) is the equivalent transfer value, but calculated as at 31 March 2007 on the assumption that the director left service at that date.

Column (5) is the change in transfer value of accrued pension during the year net of contributions by the director.

Column (6) is the increase in pension built up during the year, recognising (i) the accrual rate for the additional service based on the pensionable salary in force at the year end, and (ii) where appropriate the effect of pay changes in real (inflation adjusted) terms on the pension already earned at the start of the year.

Column (7) represents the transfer value of the pension in column (6).

The disclosures in columns (1) to (5) are equivalent to those required by the UK Directors' Remuneration Report Regulations and those in columns (6) and (7) are those required by the UK Listing Authority's Listing Rules.

Directors' service contracts

In accordance with Don Robert's service agreement with Experian Services Corporation ('ESC') dated 7 August 2006, if his employment is terminated by ESC without cause he is entitled to the following severance payments: continued payment of monthly salary for 12 months from the termination date; 12 months' participation in welfare benefit plans in which he participated during his employment; and an annual bonus based on a 100% achievement of objectives payable in equal monthly instalments for 12 months. The same amounts are payable by ESC if Don Robert terminates the contract: (i) following material breach by ESC; or (ii) for Good Reason following a change of control of ESC. Good Reason means, during the six month period following a change of control, a material and substantial adverse reduction or change in Don Robert's position.

Don Robert's service agreement also provides for the following payments to be made if the agreement terminates in the event of Don Robert's death (in addition to payments due but unpaid before death): a pro rata annual bonus for the bonus year to the termination date based on ESC's performance in that bonus year; and a lump sum equal to 12 months' base salary to be paid no later than 90 days after the date of death. If the employment is terminated due to Don Robert's disability he is entitled to the bonus as described immediately above (in addition to payments due but unpaid before the termination). Any deferred compensation obligations with respect to Don Robert will be governed in accordance with the relevant plan rules. This is consistent with US employment practice.

In his service agreement dated 2 April 2007, upon termination of employment at the absolute discretion of Experian Group Limited, Paul Brooks may be paid base salary alone, pension contributions and benefits in kind (excluding bonus or incentive payments unless the Company in its absolute discretion determines otherwise) in lieu of six months' notice (where notice is given by Paul Brooks) or 12 months' notice (where notice is given by Experian Group Limited).

Save for the benefits described above, the service contracts of each of the executive directors do not provide for any benefits on the termination of employment.

Combined Code

The constitution and operation of the remuneration committee are in accordance with the principles of good governance and the Combined Code on Corporate Governance published by the UK Financial Reporting Council.

Directors' interests

The beneficial interests of the directors, together with non-beneficial interests, in the ordinary shares of the Company are shown below. Share options granted to directors, awards under the Performance Share Plan and the contingent interests in matching shares under the Co-investment and Reinvestment Plans are shown on pages 59 to 61. The directors have no interests in the debentures of the Company or in any shares or debentures of the Company's subsidiaries.

	Shares held in Experian Group Limited at 31 March 2008[1]
Chairman	
John Peace	1,136,713
Executive directors	
Don Robert[2]	493,578
Paul Brooks[2]	220,074
Non-executive directors	
Fabiola Arredondo	99,299
Laurence Danon	1,665
Roger Davis	220,199
Sean FitzPatrick	46,700
Alan Jebson	42,157
Sir Alan Rudge	13,994
David Tyler	590,069

Notes:

1. For regulatory purposes, as at 20 May 2008, there had been no changes in the above interests.
2. The number of Experian shares for Don Robert and Paul Brooks reflects 304,441 and 134,655 shares respectively awarded to them under the legacy GUS North America Co-investment Plan and the Experian North America Reinvestment Plan as shown in the table on page 61 n addition to their personal holding. Don Robert and Paul Brooks have an unconditional right to receive Experian shares at the end of the relevant three-year deferral period. Prior to receipt they do not have dividend or voting rights in respect of such shares.

On behalf of the board remuneration committee
Charles Brown
Company Secretary
20 May 2008

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and for preparing the Company financial statements and the report on directors' remuneration in accordance with applicable law and United Kingdom Accounting Standards (UK Generally Accepted Accounting Practice).

The directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRSs as adopted for use in the European Union and IFRSs as issued by the International Accounting Standards Board (IASB), of the state of affairs of the Group and the profit or loss of the Group and a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of affairs and of the profit or loss of the Company for that period.

The directors consider that in preparing the financial statements on pages 66 to 141, appropriate accounting policies have been consistently applied, supported by reasonable and prudent judgments and estimates, that the Group financial statements comply with IFRSs as adopted for use in the European Union and that, with regard to the Company's financial statements, all accounting standards which they consider applicable have been followed.

The directors are responsible for ensuring that proper accounting records are kept which disclose, with reasonable accuracy, at any time, the financial position of the Group and the Company and which enable them to ensure that the Group financial statements comply with applicable law and Article 4 of the International Accounting Standards Regulation and the Company financial statements and the report on directors' remuneration comply with the Companies (Jersey) Law 1991 as applicable. They are also responsible for safeguarding the assets of the Company and the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Company has a website which contains up to date information on Group activities and published financial results. The directors are responsible for the maintenance and integrity of statutory and audited information on the Company's website. Jersey legislation and United Kingdom regulation governing the preparation and dissemination of financial statements may differ from requirements in other jurisdictions.

The directors confirm that, to the best of their knowledge, the financial statements are prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the Group taken as a whole; and the management report includes a fair review of the development and performance of the business and the position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the board
Charles Brown
Company Secretary
20 May 2008

Report of the auditors: Group financial statements

Independent auditors' report to the members of Experian Group Limited

We have audited the Group financial statements of Experian Group Limited for the year ended 31 March 2008 which comprise the Group income statement, the Group balance sheet, the Group cash flow statement, the Group statement of recognised income and expense and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Experian Group Limited for the year ended 31 March 2008 and on the information in the report on directors' remuneration that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards ('IFRSs') as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Article 110 of the Companies (Jersey) Law 1991 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies (Jersey) Law 1991 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the directors' report is consistent with the Group financial statements. The information given in the directors' report includes that specific information presented in the business review that is cross referred from the directors' report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the United Kingdom Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal controls cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Group financial highlights, the directors' report, the chairman's statement, the business review, the board of directors, the unaudited part of the report on directors' remuneration, the corporate governance statement and the other items as referred to on the contents listing. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we have also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 March 2008 and of its profit and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies (Jersey) Law 1991 and Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom

20 May 2008

Group income statement

for the year ended 31 March 2008

	Notes	2008 US$m	2007 (Restated) (Note 2) US$m
Revenue	5	**4,130**	3,481
Cost of sales		**(2,016)**	(1,681)
Gross profit		**2,114**	1,800
Distribution costs		**(394)**	(301)
Administrative expenses		**(1,066)**	(1,026)
Operating expenses		**(1,460)**	(1,327)
Operating profit		**654**	473
Finance income		**206**	158
Finance expense		**(361)**	(304)
Net financing costs	10	**(155)**	(146)
Share of post-tax profits of associates		**50**	67
Profit before tax	5	**549**	394
Group tax expense	11	**(97)**	(68)
Profit after tax for the financial year from continuing operations		**452**	326
Profit for the financial year from discontinued operations	12	**-**	137
Profit for the financial year		**452**	463
Attributable to:			
Equity shareholders in the parent company		**437**	462
Minority interests		**15**	1
Profit for the financial year		**452**	463
Earnings per share	13	**US cents**	US cents
– Basic		**43.3**	49.9
– Diluted		**42.7**	49.3
Earnings per share from continuing operations	13	**US cents**	US cents
– Basic		**43.3**	35.1
– Diluted		**42.7**	34.7

Non-GAAP measures

Reconciliation of profit before tax to Benchmark PBT	Notes	2008 US$m	2007 US$m
Profit before tax	5	**549**	394
exclude: exceptional items	9	**63**	162
exclude: amortisation of acquisition intangibles	9	**121**	76
exclude: goodwill adjustment	9	**2**	14
exclude: charges in respect of the demerger-related equity incentive plans	9	**49**	24
exclude: financing fair value remeasurements	9	**29**	35
exclude: tax expense on share of profit of associates	5	**6**	9
Benchmark PBT – continuing operations	5	**819**	714
Benchmark earnings per share from continuing operations	13	**US cents**	US cents
– Basic		**60.3**	59.7
– Diluted		**59.5**	59.1

		US cents	US cents
Full year dividend per share	14	**18.5**	17.0

Group balance sheet

at 31 March 2008

	Notes	2008 US$m	2007 (Restated) (Note 2) US$m
Non-current assets			
Goodwill	15	**3,605**	2,219
Other intangible assets	16	**1,473**	804
Property, plant and equipment	17	**604**	519
Investments in associates	18	**295**	286
Deferred tax assets	31(a)	**26**	103
Retirement benefit assets	27	**182**	141
Trade and other receivables	21(a)	**9**	11
Available for sale financial assets	28(a)	**42**	38
Other financial assets	29(a)	**24**	36
		6,260	4,157
Current assets			
Inventories	19	**4**	4
Trade and other receivables	21(a)	**1,031**	794
Current tax assets		**16**	17
Other financial assets	29(a)	**6**	53
Cash and cash equivalents	22	**151**	907
		1,208	1,775
Current liabilities			
Trade and other payables	23	**(1,279)**	(1,031)
Loans and borrowings	24(a)	**(39)**	(1,025)
Current tax liabilities		**(110)**	(166)
Provisions	26	**(84)**	(9)
Other financial liabilities	29(a)	**(50)**	–
		(1,562)	(2,231)
Net current liabilities		**(354)**	(456)
Total assets less current liabilities		**5,906**	3,701
Non-current liabilities			
Trade and other payables	23	**(57)**	(52)
Loans and borrowings	24(a)	**(2,811)**	(1,348)
Deferred tax liabilities	31(a)	**(170)**	(68)
Provisions	26	**(27)**	(30)
Retirement benefit obligations	27	**(50)**	(56)
Other financial liabilities	29(a)	**(674)**	(40)
		(3,789)	(1,594)
Net assets		**2,117**	2,107
Equity			
Share capital	32	**102**	102
Share premium	32	**1,442**	1,435
Retained earnings	32	**16,065**	16,341
Other reserves	32	**(15,653)**	(15,773)
Total shareholders' equity		**1,956**	2,105
Minority interests in equity	32	**161**	2
Total equity	32	**2,117**	2,107

The financial statements on pages 66 to 130 were approved by the board on 20 May 2008 and were signed on its behalf by:

John Peace
Director

Group statement of recognised income and expense

for the year ended 31 March 2008

	2008 US$m	2007 US$m
Net income/(expense) recognised directly in equity		
Cash flow hedges	**–**	(10)
Net investment hedge	**–**	84
Reversal of net investment hedge	**(7)**	4
Fair value losses on available for sale financial assets	**(1)**	–
Actuarial gains in respect of defined benefit pension schemes	**15**	65
Currency translation differences	**96**	465
Tax charge in respect of items taken directly to equity	**(16)**	(7)
Net income recognised directly in equity (note 32)	**87**	601
Profit for the financial year	**452**	463
Total income recognised for the year	**539**	1,064
Total income recognised for the year attributable to:		
Equity shareholders in the parent company	**524**	1,063
Minority interests	**15**	1
Total income recognised for the year	**539**	1,064

Group cash flow statement

for the year ended 31 March 2008

	Notes	2008 US$m	2007 US$m
Cash generated from operations	33(a)	**1,165**	942
Interest paid	33(b)	**(169)**	(133)
Interest received		**37**	27
Dividends received from associates		**36**	39
Tax paid		**(91)**	(121)
Net cash inflow from operating activities		**978**	754
Cash flows from investing activities			
Purchase of property, plant and equipment		**(105)**	(114)
Purchase of other intangible assets		**(239)**	(161)
Purchase of available for sale financial assets and investments in associates		**(9)**	(42)
Acquisition of subsidiaries, net of cash acquired	33(c)	**(1,720)**	(118)
Disposal of subsidiaries	33(d)	**6**	258
Net cash flows used in investing activities		**(2,067)**	(177)
Cash flows from financing activities			
Purchase of own shares by employee trusts		**(6)**	(75)
Issue of ordinary shares		**7**	1,525
Receipt of share option proceeds and sale of own shares		**34**	59
New borrowings	33(e)	**1,438**	–
Repayment of borrowings	33(e)	**(746)**	(1,423)
Capital element of finance lease rental payments		**(5)**	(4)
Net receipts from derivative financial instruments held to manage currency profile		**54**	39
Dividends paid		**(193)**	(401)
Net cash flows generated from/(used in) financing activities		**583**	(280)
Exchange and other movements		**19**	166
Net (decrease)/increase in cash and cash equivalents – continuing operations		**(487)**	463
Net increase in cash equivalents – discontinued operations:			
Net increase in cash and cash equivalents		**–**	550
Cash held by Home Retail Group at demerger		**–**	(518)
		–	32
Net (decrease)/increase in cash and cash equivalents		**(487)**	495
Movement in cash and cash equivalents			
Cash and cash equivalents at 1 April		**634**	139
Net (decrease)/increase in cash and cash equivalents		**(487)**	495
Cash and cash equivalents at the end of the financial year	33(f)	**147**	634

Non-GAAP measures **Reconciliation of net (decrease)/increase in cash and cash equivalents to movement in net debt**	2008 US$m	2007 US$m
Net debt at 1 April	**(1,408)**	(3,437)
Net (decrease)/increase in cash and cash equivalents	**(487)**	495
(Increase)/decrease in debt	**(707)**	1,427
Debt held by Home Retail Group at demerger	**–**	435
Exchange and other movements (including movements in respect of debt)	**(97)**	(328)
Net debt at the end of the financial year (note 25)	**(2,699)**	(1,408)

1. Corporate information

Experian Group Limited (the 'Company'), which is the ultimate parent company of the Experian Group, is incorporated and registered in Jersey under Jersey Companies Law as a public company limited by shares. The Company's shares are listed on the London Stock Exchange. Experian is a business services group.

The consolidated financial statements of Experian Group Limited and its subsidiary undertakings ('Experian' or 'the Group') were approved by the Board on 20 May 2008.

2. Basis of preparation and significant accounting policies

Basis of preparation
The Group financial statements are presented in US Dollars as this is the most representative currency of the Group's operations. The financial statements are rounded to the nearest million. They are prepared on the historical cost basis modified for the revaluation of certain financial instruments. The principal exchange rates used in preparing the Group financial statements are set out in note 6.

In compliance with the requirements for companies whose shares are listed on the London Stock Exchange, the financial statements of the Company are included within the Group annual report and they are set out on pages 132 to 141. These are presented in Sterling as that is the functional currency of the Company. In determining its functional currency, the directors have taken account of the fact that the assets and liabilities and cash flows of Experian Group Limited are primarily denominated in Sterling. The Company has elected to prepare its financial statements under UK accounting standards.

The Group financial statements are prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted for use in the European Union (the 'EU') and as issued by the International Accounting Standards Board ('IASB'). These are those standards, subsequent amendments and related interpretations issued and adopted by the IASB that have been endorsed by the EU. Although the Company is incorporated and registered in Jersey, the Group financial statements include disclosures sufficient to comply with those parts of the UK Companies Act 1985 applicable to companies reporting under IFRS.

As indicated below, during the year ended 31 March 2008, there have been a number of new accounting standards, amendments and interpretations effective for accounting periods beginning on or after 1 April 2007. None of these has had a material impact on the results or financial position of the Group for the year under review although, in accordance with the requirement of IFRS 7 'Financial Instruments: Disclosures', gains and losses on fair value hedges are now reported on a gross basis in the Group income statement. Comparative figures have been restated and the effect is to increase financing income and financing expense for the year ended 31 March 2007 by US$55m. In addition pension assets and liabilities are now reported separately in the Group balance sheet where there is no right of offset and accordingly liabilities of US$50m are now reported as retirement benefit obligations at 31 March 2008. Comparative figures have been restated and the effect is to increase non-current assets and non-current liabilities at 31 March 2007 by US$56m. With these exceptions, the financial information has accordingly been prepared on a consistent basis with that reported for the year ended 31 March 2007 although, following the acquisition of a 70% stake in Serasa during the year, the segmental information presented in respect of the Americas in note 5 is now further analysed to show North and Latin America as separate segments.

In connection with the acquisition of the 70% stake in Serasa, the Group entered into a put/call option agreement over the remaining shares held by the minority shareholders. In accordance with IAS 39 'Financial Instruments: Recognition and Measurement' the put element is shown as a liability stated at the net present value of the expected future payments and in accordance with IAS 1 'Presentation of Financial Statements' this liability is shown as a non-current financial liability. The net present value of the put option was reassessed at 31 March 2008 and the change since the date of acquisition has been recognised in the Group income statement within finance income.

On 10 October 2006, the separation of Experian and Home Retail Group was completed by way of demerger. As part of the demerger, the Company became the ultimate holding company of GUS plc (now Experian Finance plc) and related subsidiaries and shares in GUS plc ceased to be listed on the London Stock Exchange on 6 October 2006. Trading of shares in the Company on the London Stock Exchange commenced on 11 October 2006. As reported last year, the demerger transaction was accounted for using the principles of merger accounting set out in FRS 6 'Acquisitions and Mergers' and UK Generally Accepted Accounting Principles ('UK GAAP'). This policy, which does not conflict with IFRS, reflected the economic substance of the transaction. The distribution to GUS plc shareholders of shares in Home Retail Group plc was accounted for as a dividend in specie.

Recent accounting developments
IFRS 7 'Financial Instruments: Disclosures' and the complementary amendment to IAS 1 'Presentation of Financial Statements – Capital Disclosures' are effective for accounting periods beginning on or after 1 January 2007 and accordingly have been adopted by the Group during the year. Their effect is to revise and enhance previous disclosures required by IAS 32 and IAS 30 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions' but they have no material effect on the results and net assets of the Group. As indicated above, in accordance with the requirements of IFRS 7, gains and losses on fair value hedges are now reported on a gross basis in the Group income statement and comparative figures have been restated. Revised and enhanced disclosures have been given in these financial statements in respect of the year ended 31 March 2008 and comparative information has been restated as appropriate. The qualitative analysis required to be given in connection with IFRS 7 is set out in note 3 to the financial statements.

2. Basis of preparation and significant accounting policies (continued)

The adoption of IFRIC 8 'Scope of IFRS 2', IFRIC 9 'Re-assessment of embedded derivatives', IFRIC 10 'Interim financial reporting and impairment' and IFRIC 11 'IFRS 2 – Group and treasury share transactions' which became effective during the year has had no material effect on the results and net assets of the Group.

Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to both years presented, unless otherwise stated.

Basis of consolidation

Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They cease to be consolidated from the date that the Group no longer has control. As required by IFRS 3 all business combinations are accounted for using the purchase method.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of subsidiaries are consistent with the policies adopted by the Group for the purposes of the Group's consolidation. The Group financial statements incorporate the financial statements of the Company and its subsidiary undertakings for the financial year ended 31 March 2008.

A list of the principal subsidiaries is given in note Q to the parent company financial statements.

Equity minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the Group income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

Associates

Associates are entities over which the Group has significant influence but not control, generally achieved by a shareholding of between 20% and 50% of the voting rights. The equity method is used to account for investments in associates and investments are initially recognised at cost.

The Group's share of net assets of its associates and loans made to associates are included in the Group balance sheet. The Group's share of its associates' post-acquisition after tax profits or losses is recognised in the Group income statement, and its share of post-acquisition movements in equity is recognised in the Group's equity. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. The carrying amount of an investment in an associate is tested for impairment by comparing its recoverable amount to its carrying amount whenever there is an indication that the investment may be impaired.

Revenue recognition

Revenue represents the fair value of the sale of goods and services to external customers, net of value added tax and other sales taxes, rebates and discounts, including the provision and processing of data, subscriptions to services, software and database customisation and development and the sale of software licences, maintenance and related consulting services.

Revenue in respect of the provision and processing of data is recognised in the year in which the service is provided. Subscription revenues, and revenues in respect of services to be provided by an indeterminate number of acts over a specified period of time, are recognised on a straight line basis over those periods. Customisation, development and consulting revenues are recognised by reference to the stage of completion of the work. Revenue from software licences is recognised upon delivery. Revenue from maintenance agreements is recognised on a straight line basis over the term of the maintenance period.

Where a single arrangement comprises a number of individual elements which are capable of operating independently of one another, the total revenues are allocated amongst the individual elements based on an estimate of the fair value of each element. Where the elements are not capable of operating independently, or reasonable measures of fair value for each element are not available, total revenues are recognised on a straight line basis over the contract period.

Foreign currency translation

Presentation currency

The Group's financial statements are presented in US Dollars.

2. Basis of preparation and significant accounting policies (continued)

Transactions and balances
Transactions in foreign currencies are recorded in the functional currency of the relevant Group entity at the exchange rate prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rate prevailing at the balance sheet date. Translation differences on monetary items are taken to net financing costs in the Group income statement except when deferred in equity, as qualifying net investment hedges or cash flow hedges.

Translation differences on non-monetary available for sale financial assets are reported as part of the fair value gain or loss in equity.

Group undertakings
The results and financial position of Group undertakings whose functional currencies are not US Dollars are translated into US Dollars as follows:

- Assets and liabilities are translated at the closing rate at the balance sheet date;
- Income and expenses are translated at the average exchange rate for the year (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in entities whose functional currency is not the US Dollar, and of borrowings and other currency instruments, primarily foreign exchange contracts, designated as hedges of such investments, are taken to equity. Tax charges and credits attributable to those exchange differences are taken directly to equity. When such an entity is sold, such exchange differences are recognised in the Group income statement as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of such entities are treated as assets and liabilities of the entities and are translated at the closing rate.

Share-based payments
IFRS 2 'Share-based Payment' applies to equity instruments, such as share options, granted since 7 November 2002. The Group elected to adopt full retrospective application of the standard on all share options and awards granted to employees before 7 November 2002 but not vested at the date of transition to IFRS (1 April 2004).

The Group has a number of equity settled, share-based compensation plans. These include awards in respect of shares in the Company made at or after demerger together with awards previously made in respect of shares in GUS plc which were rolled over into awards in respect of shares in the Company at demerger. The fair value of options and shares granted is recognised as an expense in the Group income statement on a straight line basis over the vesting period after taking into account the Group's best estimate of the number of awards expected to vest. The Group revises the vesting estimate at each balance sheet date. Non-market performance conditions are included in the vesting estimates. Expenses are incurred over the vesting period. Fair value is measured at the date of grant using whichever of the Black-Scholes model, Monte Carlo model and closing market price is most appropriate to the award. Market based performance conditions are included in the fair value measurement on grant date and are not revised for actual performance.

Goodwill
Goodwill is the excess of the fair value of the consideration payable for an acquisition over the fair value of the Group's share of identifiable net assets of a subsidiary or associate acquired at the date of acquisition. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are made where necessary to bring the accounting policies of acquired businesses into alignment with those of the Group.

Goodwill on acquisitions of subsidiaries is separately recognised in the balance sheet. Goodwill on acquisitions of associates is included in the carrying amount of the investment. Goodwill is stated at cost less any impairment. Goodwill is not amortised but is tested annually for impairment. An impairment charge is recognised for any amount by which the carrying value of goodwill exceeds its recoverable amount.

Goodwill is allocated to cash generating units ('CGUs') and monitored for internal management purposes by geographical segment. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Where the recoverable amount of the CGU is less than its carrying amount, including goodwill, an impairment loss is recognised in the Group income statement.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold, allocated where necessary on the basis of relative fair value.

2. Basis of preparation and significant accounting policies (continued)

Other intangible assets
Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill, if those assets are identifiable, separable or arise from legal rights and their fair value can be measured reliably. Intangible assets acquired separately from the acquisition of a business are capitalised at cost. Certain costs incurred in the developmental phase of an internal project are capitalised as intangible assets provided that a number of criteria are satisfied. These criteria include the technical feasibility of completing the asset so that it is available for use or sale, the availability of adequate resources to complete the development and to use or sell the asset and how the asset will generate probable future economic benefit.

The cost of other intangible assets with finite useful economic or contractual lives is amortised over those lives. The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If impaired the carrying values are written down to the higher of fair value less costs to sell, and value-in-use, which is determined by reference to projected future income streams using assumptions in respect of profitability and growth.

Research expenditure is charged in the Group income statement in the year in which it is incurred.

Databases and computer software
Databases
Capitalised databases comprise the fair value of databases acquired as part of a business combination or the data purchase and data capture costs of internally developed databases.

Databases are held at cost and are amortised on a straight line basis over three to seven years.

Computer software
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. Computer software licences are held at cost and are amortised on a straight line basis over three to five years.

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will generate economic benefits beyond one year, are recognised as intangible assets. Computer software development costs recognised as assets are amortised on a straight line basis over three to five years.

Other costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

Acquisition intangibles
Trademarks and licences
Trademarks and licences are carried at cost and are amortised on a straight line basis over their contractual lives, up to a maximum period of 20 years.

Trade names
Legally protected or otherwise separable trade names acquired as part of a business combination are capitalised at fair value on acquisition and amortised on a straight line basis over three to fourteen years based on management's expectations to retain trade names within the business.

Customer relationships
Contractual and non-contractual customer relationships acquired as part of a business combination are capitalised at fair value on acquisition and amortised on a straight line basis over three to eighteen years based on management's estimates of the average lives of customer relationships.

Completed technology
Completed technology acquired as part of a business combination is capitalised at fair value on acquisition and amortised on a straight line basis over three to eight years based on the expected life of the asset.

2. Basis of preparation and significant accounting policies (continued)

Property, plant and equipment
Property, plant and equipment is held at cost less accumulated depreciation and any impairment in value.

Land is not depreciated.

Equipment on hire or lease is depreciated over the lower of the useful life and period of the lease.

Depreciation is provided on other property, plant and equipment at rates calculated to depreciate the cost, less estimated residual value based on prices prevailing at the balance sheet date, of each asset evenly over its expected useful life as follows:

- Freehold properties are depreciated over 50 years;
- Leasehold premises with lease terms of 50 years or less are depreciated over the remaining period of the lease; and
- Plant, vehicles and equipment are depreciated over two to ten years according to the estimated life of the asset.

Financial assets
The Group classifies its financial assets in four categories: loans and receivables, derivatives used for hedging, assets at fair value through the profit and loss account and available for sale. The classification is determined at initial recognition and depends on the purpose for which the financial assets are acquired.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities more than 12 months after the balance sheet date which are classified as non-current assets. The Group's loans and receivables comprise trade and other receivables and cash and cash equivalents.

Available for sale financial assets
Available for sale financial assets are non-derivative financial assets that are either designated to this category or not classified in the other financial asset categories.

Available for sale financial assets are carried at fair value and are included in non-current assets unless management intends to dispose of the assets within 12 months of the balance sheet date. Purchases and disposals of such assets are accounted for at settlement date. Unrealised gains and losses on available for sale financial assets are recognised directly in equity. On disposal or impairment of such assets, the gains and losses in equity are recycled through the income statement. Gains and losses recognised on disposal exclude dividend and interest income.

At each balance sheet date, the Group assesses whether there is objective evidence to suggest that available for sale financial assets are impaired. In the case of equity securities, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the security is impaired. If any such evidence exists, the cumulative loss is removed from equity and recognised in the Group income statement. Impairment losses recognised in the Group income statement on equity instruments are not subsequently reversed through the Group income statement.

Trade receivables
Trade receivables are initially recognised at fair value (original invoice amount) and subsequently measured at this value less any provision for impairment. Where the time value of money is material, receivables are carried at amortised cost.

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Such evidence is based primarily on the pattern of cash received compared to the terms upon which the trade receivable is contracted. The amount of the provision is the difference between the carrying amount and the value of estimated future cash flows. Any charge or credit in respect of such provisions is recognised in the Group income statement within administrative expenses. The cost of any irrecoverable trade receivables is recognised in the Group income statement immediately within administrative expenses. Subsequent recoveries of amounts previously written off are credited in the Group income statement within administrative expenses.

Cash and cash equivalents
Cash and cash equivalents include cash in hand, term and call deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within borrowings in current liabilities on the Group balance sheet. For the purposes of the Group cash flow statement, cash and cash equivalents are as defined above, net of bank overdrafts.

2. Basis of preparation and significant accounting policies (continued)

Borrowings and borrowing costs
Borrowings are measured at amortised cost except where they are hedged by an effective fair value hedge, in which case the carrying value is adjusted to reflect the fair value movements associated with the hedged risk.

Borrowings are classified as non-current to the extent that the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Incremental borrowing costs which are directly attributable to the issue of debt are capitalised and amortised over the expected life of the borrowing using the effective interest rate method. All other borrowing costs are expensed in the year in which they are incurred.

Accounting for derivative financial instruments and hedging activities
The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange rates, interest rates and certain obligations, including social security obligations, in respect of share-based payments. Derivative instruments utilised by the Group include interest rate swaps, cross currency swaps, foreign exchange contracts and equity swaps. These are recognised as assets or liabilities as appropriate.

Derivative financial instruments are recognised at cost, being the fair value at the date a contract is entered into, and are subsequently remeasured at their fair value. Depending on the type of derivative financial instrument, fair value calculation techniques include, but are not limited to, quoted market value, present value of estimated future cash flows (of which the valuation of interest rate swaps is an example) and exchange rates at the balance sheet date (of which the valuation of foreign exchange contracts is an example). The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the hedge relationship. The Group designates certain derivatives as:

- Fair value hedges – hedges of the fair value of recognised assets or liabilities or a firm commitment; or
- Cash flow hedges – hedges of a particular risk associated with a recognised asset or liability or a highly probable forecast transaction; or
- Net investment hedges – hedges of net investments in operations whose functional currency is not the US Dollar.

The Group documents the relationship between hedging instruments and hedged items at the hedge inception, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. This effectiveness testing is performed at every reporting date throughout the life of the hedge to confirm that the hedge has remained and will continue to remain highly effective. Movements on the hedging reserve in equity are shown in the Group statement of recognised income and expense.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised or no longer qualifies for hedge accounting.

Derivative assets and liabilities are classified as non-current unless they mature within 12 months after the balance sheet date.

Amounts payable or receivable in respect of interest rate swaps are taken to net financing costs over the period of the contract together with the interest differential reflected in foreign exchange contracts.

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the Group income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The ineffective portion of a fair value hedge is recognised in net financing costs in the Group income statement.

2. Basis of preparation and significant accounting policies (continued)

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately within cost of sales or operating expenses, as appropriate, in the Group income statement.

Amounts accumulated in equity are recycled in the Group income statement in the period when the hedged item will impact the Group income statement. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the Group income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is transferred immediately to the Group income statement.

Net investment hedges
Any gain or loss on the hedging instrument relating to the effective portion of the hedge of a net investment in an entity whose functional currency is not the US Dollar is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in net financing costs in the Group income statement. Gains and losses accumulated in equity are included in the Group income statement when the entity is disposed of.

Non-hedging derivatives
Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the Group income statement. Costs in respect of derivatives entered into in connection with social security obligations on employee share incentive schemes are charged as an employment cost; other changes are charged within financing fair value remeasurements in the Group income statement.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts, and the host contracts are not carried at fair value with unrealised gains or losses reported in the Group income statement.

Fair value estimation
The fair value of derivative financial instruments and other financial assets and liabilities is determined by using market data and established estimation techniques such as discounted cash flow and option valuation models.

Impairment of non-financial assets
Assets that are not subject to amortisation are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell, and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are CGUs.

Trade payables
Trade payables are recognised initially at fair value. Where the time value of money is material, payables are carried at amortised cost.

Contingent consideration
Where part or all of the amount of purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes a reasonable estimate of the fair value of the contingent amounts expected to be payable in the future. The cost of the acquisition is adjusted when revised estimates are made, with corresponding adjustments made to goodwill until the ultimate outcome is known.

Where part or all of the amount of disposal consideration is contingent on future events, the disposal proceeds initially recorded include a reasonable estimate of the fair value of the contingent amounts expected to be receivable in the future. The proceeds are adjusted when revised estimates are made, with corresponding adjustments made to debtors, and profit and loss on disposal, until the ultimate outcome is known.

2. Basis of preparation and significant accounting policies (continued)

Deferred tax
Deferred tax is provided in full on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Group financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Provisions
Provisions are recognised when:

- The Group has a present legal or constructive obligation as a result of past events; and
- It is more likely than not that an outflow of resources will be required to settle the obligation; and
- The amount has been reliably estimated.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset when the reimbursement is certain.

Leases
Finance leases
Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The rental obligations, net of finance charges, are included in other payables. The interest element of the lease payments is charged in the Group income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each year.

Operating leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

Payments made under operating leases are charged in the Group income statement on a straight line basis over the period of the lease. Incentives from lessors are recognised as a systematic reduction of the charge over the period of the lease.

Employee benefits
Defined benefit pension arrangements – funded schemes
The retirement benefit assets recognised in the Group balance sheet comprise the fair value of plan assets of funded schemes less the present value of the related defined benefit obligation at the balance sheet date, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent qualified actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields available at the assessment date on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity consistent with the estimated average term of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately in the Group statement of recognised income and expense.

2. Basis of preparation and significant accounting policies (continued)

Past service costs are recognised immediately in the Group income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the vesting period.

The pension cost recognised in the Group income statement comprises the cost of benefits accrued plus interest on the defined benefit obligation less the expected return on the plan assets over the year.

Defined benefit pension arrangements – unfunded schemes
Unfunded pension obligations are determined in accordance with the principles used In respect of the funded arrangements but are disclosed in the Group balance sheet within retirement benefit obligations.

Defined contribution pension arrangements
The assets of defined contribution schemes are held separately from those of the Group in independently administered funds. The pension cost recognised in the Group income statement represents the contributions paid by the Group to these funds in respect of the year.

Post-retirement healthcare obligations
The Group operates schemes which provide post-retirement healthcare benefits to certain retired employees and their dependent relatives. The principal scheme relates to former employees in the UK and, under this scheme, the Group has undertaken to meet the cost of post-retirement healthcare insurance for all eligible former employees who retired prior to 1 April 1994 and their dependants. Such obligations are disclosed in the Group balance sheet within retirement benefit obligations.

The expected cost of these benefits is calculated using an actuarial methodology similar to that for defined benefit pension arrangements. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are recognised in the Group statement of recognised income and expense. The obligations are valued annually by independent qualified actuaries.

Minority interests in equity
The minority interests in equity in the Group balance sheet represent the share of net assets of subsidiary undertakings held outside the Group. The movement in the year comprises the profit attributable to such interests together with any dividends paid, movements in respect of corporate transactions and related exchange differences.

Where put/call option agreements are in place in respect of shares held by the minority shareholders, the put element of the liability is measured in accordance with the requirements of IAS 39 'Financial Instruments: Recognition and Measurement' and is stated at the net present value of the expected future payments. In accordance with the requirements of IAS 32 'Financial Instruments: Disclosure and Presentation' this liability is shown as a non-current financial liability in the Group balance sheet. The change in the net present value of such options in the year is recognised in the Group income statement within finance expense.

Critical accounting estimates and assumptions
In preparing the Group financial statements, management is required to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. The resulting accounting estimates, which are based on management's best judgment at the date of the Group financial statements, will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Taxes
The Group is subject to taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes as there are transactions in the ordinary course of business and calculations for which the ultimate tax determination is uncertain. The Group recognises liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact on the results for the year and the respective income tax and deferred tax provisions in the year in which such determination is made.

Pension benefits
The present value of the defined benefit obligations depends on factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include the expected long-term rate of return on the plan assets and the discount rate. Any changes in these assumptions may impact on the amounts disclosed in the Group balance sheet and the Group income statement.

2. Basis of preparation and significant accounting policies (continued)

The expected return on plan assets is calculated by reference to the plan investments at the balance sheet date and is a weighted average of the expected returns on each main asset type based on market yields available on these asset types at the balance sheet date.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate used to calculate the present value of estimated future cash outflows expected to be required to settle the defined benefit obligations. In determining the discount rate, the Group has considered the prevailing market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity consistent with the estimated average term of the related pension liability.

Other key assumptions for defined benefit obligations and pension costs are based in part on market conditions at the relevant balance sheet dates and additional information is disclosed in note 27.

Fair value of derivatives and other financial instruments
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses its judgement to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each balance sheet date.

The assumptions in respect of the valuation of the put option associated with the remaining 30% stake of Serasa are set out in note 29(d).

Goodwill
Goodwill is allocated to CGUs and monitored for internal management purposes by geographical segment. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

The Group tests goodwill for impairment annually or more frequently if events or changes in circumstances indicate that the goodwill may be impaired. The recoverable amount of each CGU is generally determined based on value-in-use calculations, which require the use of cash flow projections based on financial budgets approved by management, looking forward up to five years. Cash flows are extrapolated using estimated growth rates beyond a five year period. The growth rates used do not exceed the long-term average growth rate for the businesses in which the segment operates.

In view of the significance of the Serasa acquisition on the Latin American segment goodwill, the impairment review was based on the fair value evidenced by that transaction. Key assumptions used for value-in-use calculations for all other CGUs are:

- Budgeted gross margin;
- Weighted average real growth rate of 2.25% used to extrapolate cash flows beyond the budget period; and
- Pre-tax discount rate of 11.4% applied to the pre-tax cash flow projections.

Management determines budgeted gross margin based on past performance and its expectations for the market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used reflect the Group's post-tax weighted average cost of capital of 8%.

Share-based payments
The Group has a number of equity settled share-based payment arrangements in existence. The assumptions used in determining the amounts charged in the Group income statement include judgements in respect of performance conditions and length of service together with future share prices, dividend and interest yields and exercise patterns.

Critical judgements
Management has made certain judgements in the process of applying the Group's accounting policies set out above that have a significant effect on the amounts recognised in the Group financial statements. These include the classification of transactions between the Group income statement and the Group balance sheet. These accounting policy descriptions indicate where judgement needs exercising.

The most significant of these judgements is in respect of intangible assets where certain costs incurred in the developmental phase of an internal project are capitalised if a number of criteria are met. Management has made certain judgements and assumptions when assessing whether a project meets these criteria, and on measuring the costs and the economic life attributed to such projects. On acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their estimated useful lives. These include such items as brand names and customer lists, to which value is first attributed at the time of acquisition. The capitalisation of these assets and the related amortisation charges are based on uncertain judgements about the value and economic life of such items. The economic lives for intangible assets are estimated at between three and seven years for internal projects, which include databases, internal use software and internally generated software, and between two and 20 years for acquisition intangibles.

2. Basis of preparation and significant accounting policies (continued)

Recent accounting developments
The following accounting standards, amendments and interpretations issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee are effective for the Group's accounting periods beginning on or after 1 April 2008:

- IFRS 3 (Revised) 'Business Combinations' (*);
- IFRS 8 'Operating segments';
- IAS 23 'Amendment to IAS 23 'Borrowing Costs'' (*);
- IAS 27 (Revised) 'Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate' (*);
- IFRIC 12 'Service Concession Arrangements' (*);
- IFRIC 13 'Customer Loyalty Programmes' (*);
- IFRIC 14 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' (*).

(*) These standards are still subject to adoption by the EU.

IFRS 3 (Revised) 'Business Combinations' proposes amendments to accounting for business combinations and the treatment of associated transaction costs and accordingly will impact on the treatment of future acquisitions in the financial statements. With that exception, these accounting standards, amendments and interpretations are not expected to have a material effect on the results and net assets of the Group. A number of the developments will lead to additional disclosures.

Use of non-GAAP measures
The Group has identified certain measures that it believes will assist understanding of the performance of the business. The measures are not defined under IFRS and they may not be directly comparable with other companies' adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as they consider them to be important comparables and key measures used within the business for assessing performance.

The following are the key non-GAAP measures identified by the Group:

Benchmark profit before tax ('Benchmark PBT')
Benchmark PBT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit.

Earnings before interest and tax ('EBIT')
EBIT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, net financing costs and taxation. It includes the Group's share of associates' pre-tax profit.

Benchmark earnings per share ('Benchmark EPS')
Benchmark EPS represents Benchmark PBT less attributable taxation and minority interests divided by the weighted average number of shares in issue, and is disclosed to indicate the underlying profitability of the Group.

Exceptional items
The separate reporting of non-recurring exceptional items gives an indication of the Group's underlying performance. Exceptional items are those arising from the profit or loss on disposal of businesses, closure costs of major business units or costs of significant restructuring programmes. All other restructuring costs are charged against EBIT in the segments in which they are incurred.

Net debt
Net debt is calculated as total debt less cash and cash equivalents. Total debt includes loans and borrowings (and the fair value of derivatives hedging loans and borrowings), overdrafts and obligations under finance leases. Interest payable on borrowings is excluded from net debt.

3. Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The Group's financial risk management focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group seeks to reduce its exposure to financial risks and uses derivative financial instruments to hedge certain risk exposures. The Group also ensures surplus funds are managed and controlled in a prudent manner which will protect capital sums invested and ensure adequate short-term liquidity, whist maximising returns.

Prior to the demerger in October 2006, the Group transacted primarily in Sterling. The hedging and risk management strategies pursued for the years then ended reflected this. Policies adopted since demerger reflect the increased significance of the Group's US Dollar operations.

Market risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk from future commercial transactions, recognised assets and liabilities and investments in, and loans between, entities with different functional currencies. The Group manages such risk, primarily within entities whose functional currencies are Sterling, by borrowing in the relevant foreign currencies and using forward foreign exchange contracts. The principal transaction exposures are to the US Dollar and the Euro.

The Group has investments in entities with other functional currencies, whose net assets are exposed to foreign exchange translation risk. In order to reduce the impact of currency fluctuations on the value of such entities, the Group has a policy of borrowing in US Dollars and Euros, as well as in Sterling and of entering into forward foreign exchange contracts in the relevant currencies.

At 31 March 2008, if the US Dollar had strengthened/weakened by 6% (2007: 8%) against Sterling, with all other variables held constant, profit for the financial year would have been US$1m (2007: n/a) higher/lower, and other components of equity would have been unchanged.

At 31 March 2008, if the Euro had strengthened/weakened by 3% (2007: 2%) against Sterling, with all other variables held constant, profit for the financial year would have been unchanged (2007: US$1m higher/lower), and other components of equity would have been unchanged.

Interest rate risk

The Group's interest rate risk arises principally from its net debt and the portions thereof at variable rates which expose the Group to such risk.

The Group has a policy of normally maintaining between 30% and 70% of net debt at rates that are fixed for more than one year. The Group's interest rate exposure is managed by the use of fixed and floating rate borrowings and by the use of interest rate swaps to adjust the balance of fixed and floating rate liabilities. The Group also mixes the duration of its borrowings to smooth the impact of interest rate fluctuations.

At 31 March 2008, if interest rates on US Dollar denominated net debt had been 1.4% (2007: 1.4%) higher/lower with all other variables held constant, profit for the financial year would have been US$8m (2007: US$12m) lower/higher, mainly as a result of higher/lower interest on deposits and floating rate borrowings.

At 31 March 2008, if interest rates on Sterling denominated net debt had been 0.4% (2007: 0.4%) higher/lower with all other variables held constant, profit for the financial year would have been US$8m (2007: US$8m) lower/higher, mainly as a result of higher/lower interest on deposits and floating rate borrowings.

At 31 March 2008, if interest rates on Brazilian Real denominated net debt had been 2.4% (2007: 1.2%) higher/lower, with all other variables held constant, profit for the financial year would have been US$1m (2007: n/a) lower/higher, mainly as a result of higher/lower interest on deposits and floating rate borrowings.

At 31 March 2008, if interest rates on Euro denominated net debt had been 0.7% (2007: 0.4%) higher/lower with all other variables held constant, profit for the financial year would have been US$3m (2007: US$1m) lower/higher, mainly as a result of higher/lower interest on deposits and floating rate borrowings.

3. Financial risk management (continued)

Price risk

The Group is exposed to price risk in connection with investments classified on the balance sheet as available for sale financial assets. Such investments are primarily held to provide security in connection with unfunded pension obligations and are managed by independent fund managers who seek to mitigate such risk by diversification of the portfolio.

At 31 March 2008, if the relevant stock market and other indices had been 10% higher/lower with all other variables held constant, no further gains/losses would have been recognised in the Group statement of recognised income and expense.

Credit risk

In the case of derivative financial instruments, deposits and trade receivables, the Group is exposed to credit risk, which results from the non-performance of contractual agreements on the part of the contract party.

This credit risk is minimised by a policy under which the Group only enters into such contracts with banks and financial institutions with strong credit ratings, within limits set for each organisation. Dealing activity is closely controlled and counterparty positions are monitored regularly. The general credit risk on derivative financial instruments utilised by the Group is therefore not considered to be significant. No credit limits were exceeded during the year and the Group does not anticipate that any losses will arise from non-performance by these counterparties.

At the balance sheet date trade receivables with financial institutions accounted for some 41% (2007: 40%) of total trade receivables in the UK and some 38% (2007: 39%) of total trade receivables in the US. The remaining balances are distributed across multiple industries and geographies. The Group has implemented policies that require appropriate credit checks on potential customers before granting credit. The maximum credit risk of such financial assets is represented by the carrying value of the asset net of any applicable provision for impairment.

Liquidity risk

The Group maintains long-term committed facilities that are managed to ensure it has sufficient available funds for operations and planned expansions. The Group monitors rolling forecasts of the Group's net debt including projected cash flows and the level of committed facilities necessary to meet these.

Details of the facilities available to the Group and their utilisation at the balance sheet date are given in note 24. Maturity analyses for financial liabilities are given in note 30.

4. Capital risk management

The Group's objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure and cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce net debt. As part of its internal reporting processes the Group monitors capital employed by geographical segment. For this purpose, capital employed excludes net debt and taxation balances. The Group manages its working capital in order to meet its target for the conversion of EBIT into operating cash flow.

5. Segmental information

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

Inter-segment transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties. There is no material impact from inter-segment transactions on the Group's results.

5. Segmental information (continued)

Total segment assets consist primarily of property, plant and equipment, intangible assets including goodwill, inventories, derivatives designated as hedges of future commercial transactions, and receivables. They exclude tax assets, cash, investments and derivatives designated as hedges of borrowings which are reported at a Group level only.

Total segment liabilities comprise operating liabilities, including derivatives designated as hedges of future commercial transactions. They exclude tax liabilities, borrowings and related hedging derivatives and the net present value of the put option in respect of the Serasa minority which are reported at a Group level only.

Capital expenditure comprises additions to property, plant and equipment and intangible assets, excluding additions resulting from acquisitions through business combinations.

The primary and secondary segmental reporting formats for Experian are outlined below. In addition the segmental information in respect of the year ended 31 March 2007 included Home Retail Group as a discontinued operation. Additional information in respect of discontinued operations is shown in note 12.

Primary reporting format for Experian – geographical segments
At 31 March 2008, Experian is organised on a worldwide basis into four core geographies:

- North America;
- Latin America;
- UK & Ireland; and
- Europe, Middle East and Africa ('EMEA')/Asia Pacific.

In addition unallocated corporate head office costs, which include costs arising from finance, treasury and other global functions, are reported as Central activities.

Secondary reporting format for Experian – business segments
Experian operates across four key business segments:

- Credit Services;
- Decision Analytics;
- Marketing Services; and
- Interactive.

Credit Services acquires, processes and manages large and complex databases containing the credit histories of consumers and businesses and also operates business processing outsourcing services, mainly in France, helping banks and other clients with back office functions.

Decision Analytics builds on the Credit Services database information and helps clients by applying analytical tools and software to convert data held internally and other data into usable business information.

Marketing Services helps clients to acquire new customers and to manage their relationships with existing customers. By appending hundreds of characteristics to the credit and marketing data held in databases, Marketing Services provides clients with information designed to assist them in matching the right offer or product to the relevant customer using the most appropriate communication channels.

Interactive helps customers to understand and manage their own financial information and assets as well as to make more informed purchasing decisions in areas such as financial services, shopping and education and to connect them with companies over the Internet.

5. Segmental information (continued)

Geographical segments – 2008

(a) Income statement – Year ended 31 March 2008

	North America[1] US$m	Latin America[1] US$m	UK & Ireland US$m	EMEA/ Asia Pacific US$m	Central activities US$m	**Total Group[2] US$m**
Revenue from external customers[3]	2,061	324	1,024	721	–	**4,130**
Profit						
Operating profit/(loss)	473	44	155	58	(76)	**654**
Net financing costs	–	–	–	–	(155)	**(155)**
Share of post-tax profits of associates	49	–	–	1	–	**50**
Profit/(loss) before tax	522	44	155	59	(231)	**549**
Group tax expense						**(97)**
Profit for the financial year						**452**
Reconciliation from EBIT to profit/(loss) before tax						
EBIT	608	75	232	87	(57)	**945**
Net interest	–	–	–	–	(126)	**(126)**
Benchmark PBT	608	75	232	87	(183)	**819**
Exceptional items (note 9)	(12)	–	(28)	(17)	(6)	**(63)**
Amortisation of acquisition intangibles	(48)	(31)	(35)	(7)	–	**(121)**
Goodwill adjustment	(2)	–	–	–	–	**(2)**
Charges in respect of the demerger-related equity incentive plans	(18)	–	(14)	(4)	(13)	**(49)**
Financing fair value remeasurements	–	–	–	–	(29)	**(29)**
Tax expense on share of profit of associates	(6)	–	–	–	–	**(6)**
Profit/(loss) before tax	522	44	155	59	(231)	**549**

1. As indicated in note 2, an additional segment has been included for the year ended 31 March 2008 to report activity in Latin America.
2. The segmental information for the year ended 31 March 2008 is in respect of continuing operations. There were no discontinued operations, as defined by IFRS, during the year.
3. Revenue from external customers arose principally from the provision of services.

(b) Balance sheet at 31 March 2008

	North America[1] US$m	Latin America[1] US$m	UK & Ireland US$m	EMEA/ Asia Pacific US$m	Central activities[2] US$m	**Total Group US$m**
Total segment assets	2,848	1,776	1,368	890	387	**7,269**
Total segment liabilities	(496)	(138)	(382)	(328)	(288)	**(1,632)**
Segment net assets	2,352	1,638	986	562	99	**5,637**
Net present value of put option in respect of Serasa minority interest						**(583)**
Net debt						**(2,699)**
Tax						**(238)**
Group net assets						**2,117**

1. As indicated in note 2, an additional segment has been included for 31 March 2008 to report activity in Latin America.
2. Segment net assets for Central activities represents corporate head office balances including retirement benefit assets and derivative assets and liabilities.

5. Segmental information (continued)

(c) Other financial information

	North America[1] US$m	Latin America[1] US$m	UK & Ireland US$m	EMEA/ Asia Pacific US$m	Central activities US$m	**Total Group US$m**
Benchmark PBT is stated after charging:						
Depreciation of property, plant and equipment	42	12	30	14	3	**101**
Amortisation of intangible assets (other than acquisition intangibles)	104	26	33	24	–	**187**
Benchmark PBT includes:						
Share of profit of associates	49	–	–	1	–	**50**
Segment net assets includes:						
Goodwill	1,474	1,033	711	387	–	**3,605**
Investments in associates	294	–	–	1	–	**295**
Capital expenditure	164	50	72	54	4	**344**

1. As indicated in note 2, an additional segment has been included for the year ended 31 March 2008 to report activity in Latin America.

5. Segmental information (continued)

Geographical segments – 2007

(a) Income statement – Year ended 31 March 2007

	Continuing operations							
	North America[1] US$m	Latin America[1] US$m	UK & Ireland US$m	EMEA/ Asia Pacific US$m	Central activities US$m	**Total continuing US$m**	**Discontinued operations[2] US$m**	**Total Group US$m**
Revenue[3]								
Total revenue	1,989	5	907	591	–	**3,492**	**5,468**	**8,960**
Inter-segment revenue[4]	–	–	(11)	–	–	**(11)**	**–**	**(11)**
Revenue from external customers	1,989	5	896	591	–	**3,481**	**5,468**	**8,949**
Profit								
Operating profit/(loss)	436	(4)	176	68	(203)	**473**	**212**	**685**
Net financing income/(costs)	–	–	–	–	(146)	**(146)**	**16**	**(130)**
Share of post-tax profits of associates	67	–	–	–	–	**67**	**–**	**67**
Profit/(loss) before tax	503	(4)	176	68	(349)	**394**	**228**	**622**
Group tax expense						**(68)**	**(91)**	**(159)**
Profit for the financial year						**326**	**137**	**463**

Reconciliation from EBIT to profit/(loss) before tax – continuing operations

	North America[1] US$m	Latin America[1] US$m	UK & Ireland US$m	EMEA/ Asia Pacific US$m	Central activities US$m	**Total Group US$m**
EBIT	566	(4)	236	74	(47)	**825**
Net interest	–	–	–	–	(111)	**(111)**
Benchmark PBT	566	(4)	236	74	(158)	**714**
Exceptional items (note 9)	15	–	(26)	–	(151)	**(162)**
Amortisation of acquisition intangibles	(45)	–	(27)	(4)	–	**(76)**
Goodwill adjustment	(14)	–	–	–	–	**(14)**
Charges in respect of the demerger-related equity incentive plans	(10)	–	(7)	(2)	(5)	**(24)**
Financing fair value remeasurements	–	–	–	–	(35)	**(35)**
Tax expense on share of profit of associates	(9)	–	–	–	–	**(9)**
Profit/(loss) before tax	503	(4)	176	68	(349)	**394**

1. As indicated in note 2, the segmental information presented in respect of the Americas for the year ended 31 March 2007 is now further analysed to show North and Latin America as separate segments.
2. Additional information on discontinued operations, which comprise Home Retail Group, together with a tax charge in respect of disposals, is shown in note 12. The results of discontinued operations are in respect of businesses operating within the UK & Ireland geographical segment.
3. Revenue from continuing operations arose principally from the provision of services. Revenue from discontinued operations arose principally from the sale of goods. Revenue within the UK & Ireland geographical segment includes US$11m of inter-segment revenue with discontinued operations.
4. Inter-segment revenue represents the provision of services between Experian and discontinued operations.

(b) Balance sheet at 31 March 2007

	North America[1] US$m	Latin America[1] US$m	UK & Ireland US$m	EMEA/ Asia Pacific US$m	Central activities[2] US$m	**Total Group US$m**
Total segment assets	2,771	5	1,092	614	420	**4,902**
Total segment liabilities	(534)	(1)	(318)	(195)	(225)	**(1,273)**
Segment net assets	2,237	4	774	419	195	**3,629**
Net debt						**(1,408)**
Tax						**(114)**
Group net assets						**2,107**

1. As indicated in note 2, the segmental information presented in respect of the Americas for 31 March 2007 is now further analysed to show North and Latin America as separate segments.
2. Segment net assets for Central activities represents corporate head office balances including retirement benefit assets and derivative assets and liabilities.

5. Segmental information (continued)

(c) Other financial information

	Continuing operations							
	North America[1] US$m	Latin America[1] US$m	UK & Ireland US$m	EMEA/ Asia Pacific US$m	Central activities US$m	**Total continuing US$m**	**Discontinued operations[2] US$m**	**Total Group US$m**
Benchmark PBT is stated after charging:								
Depreciation of property, plant and equipment	36	–	29	12	2	**79**	**134**	**213**
Amortisation of intangible assets (other than acquisition intangibles)	102	–	32	16	–	**150**	**11**	**161**
Benchmark PBT includes:								
Share of profit of associates	61	–	–	–	–	**61**	**–**	**61**
Segment net assets includes:								
Goodwill	1,376	–	524	319	–	**2,219**	**–**	**2,219**
Investments in associates	277	–	–	9	–	**286**	**–**	**286**
Capital expenditure	167	1	67	40	–	**275**	**173**	**448**

1. As indicated in note 2, the segmental information presented in respect of the Americas for the year ended 31 March 2007 is now further analysed to show North and Latin America as separate segments.
2. Additional information on discontinued operations, which comprise Home Retail Group, together with a tax charge in respect of disposals, is shown in note 12.

Business segments

(a) Income statement
Year ended 31 March 2008

	Credit Services US$m	Decision Analytics US$m	Marketing Services US$m	Interactive US$m	Central activities US$m	**Total Group[1] US$m**
Revenue from external customers[2]	1,972	469	830	859	–	**4,130**
Profit						
Operating profit/(loss)	459	137	17	153	(112)	**654**
Net financing costs	–	–	–	–	(155)	**(155)**
Share of post-tax profits of associates	50	–	–	–	–	**50**
Profit/(loss) before tax	509	137	17	153	(267)	**549**
Group tax expense						**(97)**
Profit for the financial year						**452**

Reconciliation from EBIT to profit/(loss) before tax						
EBIT	581	154	78	189	(57)	**945**
Net interest	–	–	–	–	(126)	**(126)**
Benchmark PBT	581	154	78	189	(183)	**819**
Exceptional items (note 9)	(21)	(10)	(22)	(4)	(6)	**(63)**
Amortisation of acquisition intangibles	(45)	(7)	(37)	(32)	–	**(121)**
Goodwill adjustment	–	–	(2)	–	–	**(2)**
Charges in respect of the demerger-related equity incentive plans[3]	–	–	–	–	(49)	**(49)**
Financing fair value remeasurements	–	–	–	–	(29)	**(29)**
Tax expense on share of profit of associates	(6)	–	–	–	–	**(6)**
Profit/(loss) before tax	509	137	17	153	(267)	**549**

1. The segmental information for the year ended 31 March 2008 is in respect of continuing operations. There were no discontinued operations, as defined by IFRS, during the year.
2. Revenue from external customers arose principally from the provision of services.
3. No allocation by business segment is made for charges in respect of the demerger-related equity incentive plans as the underlying data is maintained only to provide an allocation by geographical segment.

5. Segmental information (continued)

Year ended 31 March 2007

	Continuing operations							
	Credit Services US$m	Decision Analytics US$m	Marketing Services US$m	Interactive US$m	Central activities US$m	**Total continuing US$m**	**Discontinued operations[1] US$m**	**Total Group US$m**
Revenue[2]								
Total revenue	1,584	392	728	788	–	**3,492**	**5,468**	**8,960**
Inter-segment revenue[3]	(11)	–	–	–	–	**(11)**	–	**(11)**
Revenue from external customers	1,573	392	728	788	–	**3,481**	**5,468**	**8,949**
Profit								
Operating profit/(loss)	402	130	28	135	(222)	**473**	**212**	**685**
Net financing income/(costs)	–	–	–	–	(146)	**(146)**	**16**	**(130)**
Share of post-tax profits of associates	67	–	–	–	–	**67**	–	**67**
Profit/(loss) before tax	469	130	28	135	(368)	**394**	**228**	**622**
Group tax expense						**(68)**	**(91)**	**(159)**
Profit for the financial year						**326**	**137**	**463**

Reconciliation from EBIT to profit/(loss) before tax – continuing operations

	Credit Services US$m	Decision Analytics US$m	Marketing Services US$m	Interactive US$m	Central activities US$m	**Total continuing US$m**
EBIT	505	136	64	167	(47)	**825**
Net interest	–	–	–	–	(111)	**(111)**
Benchmark PBT	505	136	64	167	(158)	**714**
Exceptional items (note 9)	(11)	–	–	–	(151)	**(162)**
Amortisation of acquisition intangibles	(16)	(1)	(27)	(32)	–	**(76)**
Goodwill adjustment	–	(5)	(9)	–	–	**(14)**
Charges in respect of the demerger-related equity incentive plans[4]	–	–	–	–	(24)	**(24)**
Financing fair value remeasurements	–	–	–	–	(35)	**(35)**
Tax expense on share of profit of associates	(9)	–	–	–	–	**(9)**
Profit/(loss) before tax	469	130	28	135	(368)	**394**

1. Additional information on discontinued operations, which comprise Home Retail Group, together with a tax charge in respect of disposals, is shown in note 12.
2. Revenue from continuing operations arose principally from the provision of services. Revenue from discontinued operations arose principally from the sale of goods. Revenue from Credit Services included US$11m of inter-segment revenue with discontinued operations.
3. Inter-segment revenue represents the provision of services between Experian and discontinued operations.
4. No allocation by business segment is made for charges in respect of the demerger-related equity incentive plans as the underlying data is maintained only to provide an allocation by geographical segment.

5. Segmental information (continued)

(b) Total segment assets

	2008 US$m	2007 US$m
Credit Services	**3,759**	1,871
Decision Analytics	**494**	293
Marketing Services	**1,323**	993
Interactive	**1,082**	1,131
Central activities	**611**	614
Total	**7,269**	4,902

Total segment assets are in respect of continuing operations.

Total segment assets for Central activities represent corporate head office balances including retirement benefit and derivative assets. In addition to those assets reflected in the geographical analysis, all Group properties are included within Central activities as they are not allocated by business segment.

(c) Capital expenditure

	2008 US$m	2007 US$m
Continuing operations		
Credit Services	**238**	182
Decision Analytics	**23**	9
Marketing Services	**58**	64
Interactive	**21**	20
Central activities	**4**	–
Total continuing operations	**344**	275
Discontinued operations	**–**	173
Total	**344**	448

Total capital expenditure for the year ended 31 March 2008 is in respect of continuing operations only as there were no discontinued operations as defined by IFRS during the year then ended.

6. Foreign currency

The principal exchange rates used were as follows:

	Average		Closing		
	2008	2007	**2008**	2007	2006
Sterling to US Dollar	**2.01**	1.89	**1.99**	1.96	1.74
Brazilian Real to US Dollar	**0.53**	0.47	**0.57**	0.48	0.46
Euro to US Dollar	**1.42**	1.29	**1.58**	1.33	1.22

Assets and liabilities of undertakings whose functional currency is not the US Dollar are translated into US Dollars at the rates of exchange ruling at the balance sheet date and the income statement is translated into US Dollars at average rates of exchange (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). An indication of the sensitivity of the Group's results to foreign exchange risk is given in note 3.

7. Expenses

	2008 US$m	2007 US$m
(a) Expenses by nature		
Profit before tax is stated after charging:		
Net operating lease rental expense	**105**	102
Depreciation of property, plant and equipment	**102**	79
Amortisation of intangible assets	**320**	226
Write down on disposal of property, plant and equipment and intangibles	**3**	10
Employee benefit costs (note 8)	**1,582**	1,327
Research expenditure	**6**	5

Amortisation of intangible assets is charged to administrative expenses, except for the amortisation of databases which is charged to cost of sales.

(b) Fees payable to the Company's auditor

	2008 US$m	2007 US$m
Fees payable to the Company's auditor for the audit of the parent company and Group financial statements	**1**	1
Audit of the financial statements of the Group's UK and overseas subsidiaries, pursuant to legislation	**3**	2
Other assurance services, pursuant to legislation, including fees for the review of the Group's half-yearly financial report	**2**	2
Taxation services	**6**	4
Services in respect of the demerger	**2**	19
All other services, including regulatory and compliance services	**4**	2
Total fees payable to the Company's auditor and its associates for other services	**17**	29

The guidelines covering the use of the Company's auditor for non-audit services are set out in the corporate governance statement on page 48.

8. Employee benefit costs and employee numbers

Aggregate employee costs for the continuing operations of the Group

	Notes	2008 US$m	2007 US$m
Wages and salaries		**1,249**	1,025
Social security costs		**208**	161
Share-based payments	35	**76**	91
Pension costs – defined benefit plans	27	**12**	17
Pension costs – defined contribution plans	27	**37**	33
Total continuing operations		**1,582**	1,327

Average number of employees (including executive directors) in the continuing operations of the Group

	2008			2007		
	Full time	Part time	Full time equivalent	Full time	Part time	Full time equivalent
North America	**5,674**	**286**	**5,817**	5,190	201	5,290
Latin America	**1,846**	**258**	**1,975**	40	–	40
UK & Ireland	**4,004**	**205**	**4,106**	3,745	189	3,840
EMEA/Asia Pacific	**3,667**	**220**	**3,777**	3,248	226	3,361
Central activities	**80**	**3**	**82**	95	4	97
Total continuing operations	**15,271**	**972**	**15,757**	12,318	620	12,628

As indicated in note 2, an additional segment has been included for the year ended 31 March 2008 to report activity in Latin America and comparative figures have been restated. The average number of employees (full time equivalent) of Serasa in the nine months since acquisition is 2,505; the employee numbers in respect of Serasa reported within Latin America have been adjusted to reflect the period of ownership.

Remuneration of key management personnel

	2008 US$m	2007 US$m
Salaries and short-term employee benefits	**12**	16
Retirement benefits	**5**	4
Share-based payments	**18**	28
Total continuing operations	**35**	48

Key management personnel comprises the board of directors, shown on pages 38 and 39, and certain senior management. The amount included in respect of share-based payments includes operating and exceptional costs for previous GUS awards and the one-off demerger awards.

Further details of the remuneration of directors are given in the audited part of the report on directors' remuneration on pages 58 to 63.

9. Exceptional and other non-GAAP measures

	2008 US$m	2007 US$m
Exceptional items		
Restructuring costs	**60**	–
Charge on early vesting and modification of share awards at demerger of Experian and Home Retail Group	**–**	23
Other costs incurred relating to the demerger of Experian and Home Retail Group	**6**	126
Closure of UK Account Processing	**(2)**	26
Loss on disposal of businesses	**2**	2
Gain arising in associate on the partial disposal of its subsidiary	**(3)**	(15)
Total exceptional items	**63**	162
Other non-GAAP measures		
Amortisation of acquisition intangibles	**121**	76
Goodwill adjustment	**2**	14
Charges in respect of the demerger-related equity incentive plans	**49**	24
Financing fair value remeasurements (note 10)	**29**	35
Total other non-GAAP measures	**201**	149

Exceptional items and other non-GAAP measures are in respect of continuing operations.

Exceptional items
In January 2008, the Group announced that it was launching a programme of significant cost-efficiency measures. Identified efficiencies include offshoring of development activity, restructuring of core credit and marketing activities and infrastructure consolidation. Following the identification of additional opportunities this programme is expected to deliver annualised cost savings of approximately US$110m, of which an estimated US$50m is expected to be realised in the year ending 31 March 2009. One-off restructuring costs associated with achieving these cost savings will be in the region of US$140m, the majority of which will be cash costs. Costs of US$60m have been recognised in the year in connection with this programme with a related cash outflow of US$18m. Of this charge, US$36m related to redundancy costs, US$12m related to asset write offs and US$12m related to other restructuring and infrastructure consolidation costs.

Other costs relating to the demerger of Experian and Home Retail Group comprise legal and professional fees in respect of the transaction, together with costs in connection with the cessation of the corporate functions of GUS plc.

In April 2006, Experian announced the phased withdrawal from large scale credit card and loan account processing in the UK. The anticipated cost of withdrawal of US$26m was charged in the year ended 31 March 2007, and was made up of a cost in cash of US$28m less the benefit of a US$2m pension curtailment credit. During the year ended 31 March 2008, an exceptional credit has arisen in this connection following the successful transfer of certain employees and obligations of this business to a third party.

The loss on disposal of businesses in the year ended 31 March 2008 primarily related to the sale of Loyalty Solutions in Germany and that in the year ended 31 March 2007 primarily related to the sale of a minority stake in Experian's South African business.

In the year ended 31 March 2007, First American Real Estate Solutions LLC ('FARES') recognised a gain of US$77m on the partial disposal of its Real Estate Solutions division as part of the consideration for the acquisition of 82% of CoreLogic Solutions, Inc.The Group recognised US$15m, its 20% share of the gain. A deferred tax charge of US$6m was included in the FARES result for that year in respect of this gain. A further gain of US$3m has arisen in the year ended 31 March 2008 in respect of a number of less significant disposals by FARES.

Cash outflows in respect of exceptional items of US$45m (2007: US$98m) comprise total exceptional items of US$63m (2007: US$162m) adjusted for working capital movements of US$9m (2007: US$46m), asset write offs of US$12m (2007: US$3m), share based payment add backs of US$nil (2007: US$30m) and gains in associates of US$3m (2007: US$15m).

9. Exceptional and other non-GAAP measures (continued)

Other non-GAAP measures

IFRS requires that, on acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. The Group has excluded amortisation of these acquisition intangibles from its definition of Benchmark PBT because such a charge is based on uncertain judgements about their value and economic life.

A goodwill adjustment of US$2m (2007: US$14m) arose under IFRS 3 'Business Combinations' on the recognition of previously unrecognised tax losses on prior years' acquisitions. The corresponding tax benefit reduced the tax charge for the year by US$2m (2007: US$14m).

Charges in respect of demerger-related equity incentive plans relate to one-off grants made to senior management and at all staff levels at the time of the demerger, under a number of equity incentive plans. The cost of these one-off grants is being charged to the Group income statement over the five years from flotation in October 2006 but excluded from the definition of Benchmark PBT. The cost of all other grants is being charged to the Group income statement and included in the definition of Benchmark PBT.

An element of the Group's derivatives is ineligible for hedge accounting under IFRS. Gains or losses on these derivatives arising from market movements are credited or charged to financing fair value remeasurements within finance income and finance expense in the Group income statement.

10. Net financing costs

	2008 US$m	2007 (Restated) (Note 2) US$m
(a) Net financing costs		
Interest income:		
Bank deposits and money market funds	**19**	10
Loan notes	**-**	1
Interest differentials on derivatives	**1**	17
Expected return on pension scheme assets	**76**	68
Interest income	**96**	96
Financing fair value gains:		
Fair value gains on borrowings attributable to interest rate risk	**34**	55
Fair value gains on non-hedging derivatives	**-**	7
Ineffective portion of net investment hedges	**7**	-
Movement in fair value of Serasa put option (note 29(d))	**69**	-
Financing fair value gains	**110**	62
Finance income	**206**	158
Interest expense:		
Bank loans and overdrafts	**76**	41
Eurobonds and notes	**90**	112
Commitment and facility utilisation fees	**1**	2
Finance lease interest expense	**2**	-
Interest expense on pension scheme liabilities	**53**	52
Interest expense	**222**	207
Financing fair value losses:		
Losses on interest rate swaps – fair value hedges	**35**	60
Fair value losses on non-hedging derivatives	**98**	26
Foreign exchange transaction losses	**6**	11
Financing fair value losses	**139**	97
Finance expense	**361**	304
Net financing costs	**155**	146

10. Net financing costs (continued)

	2008 US$m	2007 (Restated) (Note 2) US$m
(b) Net interest expense included in Benchmark PBT		
Net financing costs	**155**	146
Less: Financing fair value remeasurements	**(29)**	(35)
Net interest expense included in Benchmark PBT	**126**	111
(c) Financing fair value remeasurements included in net financing costs		
Financing fair value gains	**110**	62
Financing fair value losses	**(139)**	(97)
Charge in respect of financing fair value remeasurements	**(29)**	(35)

11. Tax expense

	2008 US$m	2007 US$m
(a) Analysis of expense recognised in the Group income statement		
Current taxation:		
UK Corporation tax on income for the year	**(15)**	(13)
Adjustments in respect of prior years	**(43)**	(1)
	(58)	(14)
Non-UK taxation:		
Overseas tax on income for the year	**116**	39
Adjustments in respect of prior years	**1**	(6)
Total current tax charge for the year	**59**	19
Deferred tax:		
Origination and reversal of temporary differences	**28**	53
Adjustments in respect of prior years	**10**	(4)
Total deferred tax charge for the year	**38**	49
Total tax expense in the Group income statement	**97**	68
The total tax expense comprises:		
UK taxation	**(67)**	(45)
Overseas taxation	**164**	113
Total tax expense in the Group income statement	**97**	68

(b) Tax reconciliation

	2008 US$m	2007 US$m
Profit before tax	**549**	394
Add: tax expense on share of profits of associates	**6**	9
Adjusted profit before tax	**555**	403
Adjusted profit before tax multiplied by the standard rate of corporation tax in the UK of 30% (2007: 30%)	**167**	121
Effects of:		
Adjustments to tax charge in respect of prior years	**(32)**	(11)
Income not taxable	**(24)**	(10)
Expenses not deductible	**45**	39
Adjustment in respect of previously unrecognised tax losses	**10**	(16)
Tax expense on share of profits of associates	**(6)**	(9)
Effect of different tax rates in non-UK businesses	**(63)**	(34)
Disposal of businesses	**-**	(3)
Other adjustments	**-**	(9)
Total tax expense in the Group income statement	**97**	68

The effective tax rate for the year of 17.7% (2007: 17.3%), after adjusting for the net income from associates, is lower than the standard rate of corporation tax in the United Kingdom of 30% (2007: 30%). The differences are explained above.

11. Tax expense (continued)

(c) Effective rate of tax on Benchmark PBT

The effective rate of tax based on Benchmark PBT of US$819m (2007: US$714m) is 23.2% (2007: 22.4%).

(d) Tax on items charged to equity

In addition to the amount charged to the Group income statement tax amounting to US$16m (2007: US$7m) has been charged directly to equity, relating mainly to share schemes, actuarial gains and losses on retirement benefit assets and foreign exchange. This includes US$nil (2007: a credit of US$11m) in respect of current taxation and a charge of US$16m (2007: US$18m) in respect of deferred taxation.

(e) Factors that may affect future tax charges

In the foreseeable future, the Group's tax charge will continue to be influenced by the profile of profits earned in the different countries in which the Group's businesses operate and could be affected by changes in tax law.

12. Discontinued operations – Home Retail Group

Results for discontinued operations

	2008 US$m	2007 US$m
Revenue	–	5,468
Cost of sales	–	(3,589)
Gross profit	–	1,879
Distribution costs	–	(1,361)
Administrative expenses	–	(306)
Operating expenses	–	(1,667)
Operating profit	–	212
Net financing income	–	16
Profit before tax of discontinued operations	–	228
Tax charge in respect of pre-tax profit	–	(74)
Profit after tax of discontinued operations	–	154
Loss on disposal of discontinued operations:		
Tax charge in respect of disposals	–	(17)
Loss after tax on disposals	–	(17)
Profit for the financial year from discontinued operations	–	137

In October 2006, the net assets of Home Retail Group were distributed by way of a dividend in specie. As a consequence, these operations were classified as discontinued in the Group financial statements for the year ended 31 March 2007.

The tax charge in respect of disposals related to taxation assets no longer recoverable following earlier disposals.

Cash flows attributable to discontinued operations

	2008 US$m	2007 US$m
From operating activities	–	705
From investing activities	–	(168)
From financing activities	–	(3)
Exchange and other movements	–	16
Net increase in cash and cash equivalents	–	550
Less: cash held by Home Retail Group at demerger	–	(518)
Net increase in cash and cash equivalents in discontinued operations	–	32

13. Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders of the Company by a weighted average number of ordinary shares in issue during the year (excluding own shares held in Treasury in the period prior to the demerger and own shares held in ESOP trusts, which are treated as cancelled).

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes. The earnings figures used in the calculations are unchanged for diluted earnings per share.

The weighted average number of ordinary shares in issue during the year ended 31 March 2007 includes ordinary shares of GUS plc in issue to the date of the demerger and the ordinary shares of the Company in issue thereafter (excluding own shares held in Treasury in the period prior to the demerger and own shares held in ESOP trusts, which are treated as cancelled).

Basic earnings per share:	2008 US cents	2007 US cents
Continuing and discontinued operations	**43.3**	49.9
Exclude: discontinued operations	**–**	(14.8)
Continuing operations	**43.3**	35.1
Add back of exceptional and other non-GAAP measures, net of tax	**17.0**	24.6
Benchmark earnings per share from continuing operations (non-GAAP measure)	**60.3**	59.7

Diluted earnings per share:		
Continuing and discontinued operations	**42.7**	49.3
Exclude: discontinued operations	**–**	(14.6)
Continuing operations	**42.7**	34.7
Add back of exceptional and other non-GAAP measures, net of tax	**16.8**	24.4
Benchmark diluted earnings per share from continuing operations (non-GAAP measure)	**59.5**	59.1

Earnings:	2008 US$m	2007 US$m
Continuing and discontinued operations	**437**	462
Exclude: discontinued operations	**–**	(137)
Continuing operations	**437**	325
Add back of exceptional and other non-GAAP measures, net of tax	**171**	229
Benchmark earnings (non-GAAP measure)	**608**	554

Weighted average number of ordinary shares in issue:	2008 m	2007 m
Weighted average number of ordinary shares in issue during the year	**1,008.9**	927.3
Dilutive effect of share incentive awards	**13.4**	9.9
Diluted weighted average number of ordinary shares in issue during the year	**1,022.3**	937.2

14. Dividends

	2008		2007	
	US cents per share	**US$m**	US cents per share	US$m
Amounts recognised and paid as distributions to equity holders during the year:				
First interim – paid in February 2008 (2007: February 2007)	**6.5**	**66**	5.5	55
Second interim – paid in August 2007	**11.5**	**116**	–	–
Final – paid in August 2006	**–**	**–**	40.3	346
Ordinary dividends paid on equity shares	**18.0**	**182**	45.8	401
Dividend in specie relating to the demerger of Home Retail Group		**–**		5,627
Full year dividend for the year ended 31 March	18.5		17.0	170

A dividend of 12 US cents per ordinary share will be paid on 25 July 2008 to shareholders on the register at the close of business on 27 June 2008 and is not included as a liability in these financial statements. This dividend, together with the first interim dividend of 6.5 US cents per ordinary share paid in February 2008, comprises the full year dividend for the year ended 31 March 2008 of 18.5 US cents.

Unless shareholders elect by 27 June 2008 to receive US Dollars, their dividends will be paid in Sterling at a rate per share calculated on the basis of the exchange rate from US Dollars to Sterling on 4 July 2008.

Pursuant to the Income Access Share arrangements put in place as part of the demerger, shareholders in the Company are able to elect to receive their dividends from a UK source (the 'IAS election'). Shareholders who held 50,000 or fewer Experian shares (i) on the date of admission of the Company's shares to the London Stock Exchange and (ii) in the case of shareholders who did not own shares at that time, on the first dividend record date after they become shareholders in the Company, unless they elect otherwise, will be deemed to have elected to receive their dividends under the IAS arrangements. Shareholders who hold more than 50,000 shares and who wish to receive their dividends from a UK source must make an IAS election. All elections remain in force indefinitely unless revoked. Unless shareholders have made an IAS election, or are deemed to have made an IAS election, dividends will be received from an Irish source and will be taxed accordingly.

The Experian Group Limited Employee Share Trust and the GUS ESOP Trust have waived their entitlements to dividends in the amount of US$2m (2007: US$4m). In the year ended 31 March 2007, the GUS ESOP Trust did not waive its entitlement to the dividend in specie relating to the demerger of Home Retail Group.

The final dividend in respect of the year ended 31 March 2006, which was paid in August 2006, was received by shareholders of GUS plc. The dividend in specie, which represented the net assets of Home Retail Group as at the date of the demerger, was also received by shareholders of GUS plc.

15. Goodwill

	US$m
At 1 April 2007	**2,219**
Differences on exchange	**118**
Additions through business combinations (note 34)	**1,272**
Reduction in goodwill relating to tax losses (note 9)	**(2)**
Disposals	**(2)**
At 31 March 2008	**3,605**

Additions through business combinations are stated after a reduction in goodwill of US$9m in respect of adjustments to deferred consideration on prior year acquisitions.

Following the demerger of Home Retail Group in the year ended 31 March 2007, there is no goodwill carried in the Group balance sheet in respect of that business.

	Experian US$m	Home Retail Group US$m	Total US$m
At 1 April 2006	2,070	3,272	**5,342**
Differences on exchange	93	286	**379**
Additions through business combinations	71	–	**71**
Reduction in goodwill relating to tax losses (note 9)	(14)	–	**(14)**
Demerger of Home Retail Group	–	(3,558)	**(3,558)**
Disposals	(1)	–	**(1)**
At 31 March 2007	2,219	–	**2,219**

Goodwill at the balance sheet date has been allocated to CGUs as follows: North America US$1,474m (2007: US$1,376m), Latin America US$1,033m (2007: US$nil), UK & Ireland US$711m (2007: US$524m) and EMEA/Asia Pacific US$387m (2007: US$319m). Further details of the principles used in determining the basis of allocation and annual impairment testing are given in note 2.

16. Other intangible assets

	Databases US$m	Internal use software US$m	Internally generated software US$m	Acquisition intangibles[1] US$m	Total US$m
Cost					
At 1 April 2007	666	137	218	571	**1,592**
Differences on exchange	21	9	9	51	**90**
Additions through business combinations (note 34)	102	5	1	578	**686**
Other additions	148	36	55	–	**239**
Disposals	(50)	(18)	(32)	–	**(100)**
At 31 March 2008	887	169	251	1,200	**2,507**
Amortisation and impairment losses					
At 1 April 2007	418	82	122	166	**788**
Differences on exchange	7	6	4	1	**18**
Charge for the year	129	29	41	121	**320**
Disposals	(50)	(18)	(24)	–	**(92)**
At 31 March 2008	504	99	143	288	**1,034**
Net Book Value at 31 March 2007	248	55	96	405	804
Net Book Value at 31 March 2008	**383**	**70**	**108**	**912**	**1,473**

1. Acquisition intangibles represents trademarks and licences, trade names, customer relationships and completed technology.

16. Other intangible assets (continued)

	Databases US$m	Internal use software US$m	Internally generated software US$m	Acquisition intangibles[1] US$m	**Total US$m**
Cost					
At 1 April 2006	585	355	165	529	**1,634**
Differences on exchange	24	26	16	24	**90**
Additions through business combinations	2	–	–	18	**20**
Other additions	102	75	42	–	**219**
Demerger of Home Retail Group	–	(308)	–	–	**(308)**
Disposals	(47)	(11)	(5)	–	**(63)**
At 31 March 2007	666	137	218	571	**1,592**
Amortisation and impairment losses					
At 1 April 2006	353	180	90	85	**708**
Differences on exchange	20	16	9	5	**50**
Charge for the year	92	45	24	76	**237**
Demerger of Home Retail Group	–	(150)	–	–	**(150)**
Disposals	(47)	(9)	(1)	–	**(57)**
At 31 March 2007	418	82	122	166	**788**
Net Book Value at 31 March 2006	232	175	75	444	926
Net Book Value at 31 March 2007	248	55	96	405	**804**

1. Acquisition intangibles represents trademarks and licences, trade names, customer relationships and completed technology.

17. Property, plant and equipment

	Freehold properties US$m	Short leasehold properties US$m	Plant and equipment US$m	**Total US$m**
Cost				
At 1 April 2007	287	115	563	**965**
Differences on exchange	11	1	30	**42**
Additions through business combinations (note 34)	33	–	36	**69**
Other additions	4	6	95	**105**
Disposals	–	–	(44)	**(44)**
At 31 March 2008	335	122	680	**1,137**
Depreciation				
At 1 April 2007	55	19	372	**446**
Differences on exchange	5	1	20	**26**
Charge for the year	8	6	88	**102**
Disposals	–	–	(41)	**(41)**
At 31 March 2008	68	26	439	**533**
Net Book Value at 31 March 2007	232	96	191	519
Net Book Value at 31 March 2008	**267**	**96**	**241**	**604**

17. Property, plant and equipment (continued)

	Freehold properties US$m	Leasehold properties Long leasehold US$m	Leasehold properties Short leasehold US$m	Plant and equipment US$m	Assets in course of construction US$m	Total US$m
Cost						
At 1 April 2006	397	13	684	2,159	54	**3,307**
Differences on exchange	34	1	51	175	4	**265**
Additions through business combinations	3	–	–	1	–	**4**
Other additions	13	3	32	181	–	**229**
Transfers between assets	–	–	22	–	(22)	**–**
Demerger of Home Retail Group	(160)	(17)	(666)	(1,907)	(36)	**(2,786)**
Disposals	–	–	(8)	(46)	–	**(54)**
At 31 March 2007	287	–	115	563	–	**965**
Depreciation						
At 1 April 2006	60	4	318	1,255	–	**1,637**
Differences on exchange	3	–	29	100	–	**132**
Charge for the year	8	1	26	178	–	**213**
Demerger of Home Retail Group	(16)	(5)	(347)	(1,119)	–	**(1,487)**
Disposals	–	–	(7)	(42)	–	**(49)**
At 31 March 2007	55	–	19	372	–	**446**
Net Book Value at 31 March 2006	337	9	366	904	54	1,670
Net Book Value at 31 March 2007	**232**	**–**	**96**	**191**	**–**	**519**

The Group leases plant and equipment under a number of finance lease agreements. At the end of each of the leases the Group has the option to purchase the equipment at a beneficial price. The net book value of assets held under finance leases and capitalised in plant and equipment is US$18m (2007: US$nil).

18. Investments in associates

	2008 US$m	2007 US$m
Cost		
At 1 April	**286**	225
Additions	**5**	33
Share of profit after tax including a pre-tax exceptional gain of US$3m (2007: US$15m) (note 9)	**50**	67
Dividends received	**(36)**	(39)
Acquisitions of controlling stake in associate	**(10)**	–
At 31 March	**295**	286

Investments in associates at 31 March 2008 include goodwill of US$228m (2007: US$219m). The Group's share of cumulative retained profits of associated undertakings at 31 March 2008 is US$141m (2007: US$127m).

The Group's principal interest in associated undertakings is a 20% holding of FARES. There are no other material interests in associated undertakings. At 31 March 2008, the Group's share of the assets of FARES amounted to US$497m (2007: US$477m), and its share of liabilities is US$202m (2007: US$200m). The Group's share of revenue for the year ended 31 March 2008 is US$249m (2007: US$249m), and its share of profit after tax US$50m (2007: US$67m).

First American Corporation, which holds the balance of the capital of FARES, has the right to acquire from Experian its interest in FARES at a purchase price pursuant to a specified formula based on the after tax earnings of FARES. First American Corporation may only exercise this right after November 2008. Experian can elect to delay completion of the transaction for a maximum period of 24 months following First American Corporation giving notice.

19. Inventories

	2008 US$m	2007 US$m
Work in progress	**2**	2
Finished goods	**2**	2
	4	4

20. Financial instruments by class

The accounting policies for financial instruments set out in note 2 have been applied to the line items below:

(a) Assets

At 31 March 2008	Loan and receivables US$m	Derivatives used for hedging US$m	Assets at fair value through the profit and loss account US$m	Available for sale US$m	Total US$m
Trade and other receivables[1]	856	–	–	–	**856**
Cash and cash equivalents (note 22)	151	–	–	–	**151**
Available for sale financial assets (note 28)	–	–	–	42	**42**
Other financial assets (note 29)	–	24	6	–	**30**
	1,007	**24**	**6**	**42**	**1,079**

At 31 March 2007	Loan and receivables US$m	Derivatives used for hedging US$m	Assets at fair value through the profit and loss account US$m	Available for sale US$m	Total US$m
Trade and other receivables[1]	660	–	–	–	**660**
Cash and cash equivalents (note 22)	907	–	–	–	**907**
Available for sale financial assets (note 28)	–	–	–	38	**38**
Other financial assets (note 29)	–	49	40	–	**89**
	1,567	49	40	38	**1,694**

1. VAT recoverable of US$1m (2007: US$1m) and prepayments of US$183m (2007: US$144m) are included in trade and other receivables in note 21 but are excluded from this analysis.

(b) Liabilities

As at 31 March 2008	Liabilities at fair value through the profit and loss account US$m	Derivatives used for hedging US$m	Other financial liabilities US$m	Total US$m
Trade and other payables[1]	–	–	993	**993**
Loans and borrowings (note 24)	–	–	2,850	**2,850**
Other financial liabilities (note 29)	121	20	583	**724**
	121	**20**	**4,426**	**4,567**

At 31 March 2007	Liabilities at fair value through the profit and loss account US$m	Derivatives used for hedging US$m	Other financial liabilities US$m	Total US$m
Trade and other payables[1]	–	–	766	**766**
Loans and borrowings (note 24)	–	–	2,373	**2,373**
Other financial liabilities (note 29)	–	40	–	**40**
	–	40	3,139	**3,179**

1. VAT and other tax payable of US$52m (2007: US$42m), social security costs of US$95m (2007: US$75m) and accruals of US$196m (2007: US$200m) are included in trade and other payables in note 23 but are excluded from this analysis.

21. Trade and other receivables

(a) The analysis of trade and other receivables disclosed in the Group balance sheet is as follows:

	Current 2008 US$m	Non-current 2008 US$m	Current 2007 US$m	Non-current 2007 US$m
Trade receivables	**768**	**–**	604	–
Less: provision for impairment of trade receivables	**(24)**	**–**	(14)	–
Less: other provisions in respect of trade receivables	**(19)**	**–**	(16)	–
Trade receivables – net	**725**	**–**	574	–
Amounts owed by associates	**3**	**–**	3	–
VAT recoverable	**1**	**–**	1	–
Other prepayments and accrued income	**302**	**9**	216	11
	1,031	**9**	794	11

There is no material difference between the fair value of trade and other receivables and the book value stated above. All non-current trade and other receivables are due within five years from the balance sheet date.

(b) The carrying amounts of the Group's trade and other receivables are denominated in the following currencies:

	Current 2008 US$m	Non-current 2008 US$m	Current 2007 US$m	Non-current 2007 US$m
US Dollar	**327**	**4**	335	7
Sterling	**306**	**–**	249	–
Brazilian Real	**87**	**–**	1	–
Euro	**250**	**4**	180	3
Other	**61**	**1**	29	1
	1,031	**9**	794	11

(c) Trade receivables of US$530m (2007: US$415m) were neither past due nor impaired and these are further analysed as follows:

	Current 2008 US$m	Current 2007 US$m
New customers (of less than six months' standing)	**41**	42
Existing customers (of more than six months' standing) with no defaults in the past	**478**	356
Existing customers (of more than six months' standing) with defaults in the past which were fully recovered	**11**	17
	530	415

None of these trade receivables has been renegotiated in the year.

21. Trade and other receivables (continued)

(d) Trade receivables of US$180m (2007: US$144m) were past due but not considered impaired and these are further analysed as follows:

	Current 2008 US$m	Current 2007 US$m
Up to three months	**148**	128
Three to six months	**20**	10
Over six months	**12**	6
	180	144

(e) Trade receivables of US$39m (2007: US$29m) were considered partially impaired and provided for and these are further analysed as follows:

	Current 2008 US$m	Current 2007 US$m
Up to three months	**7**	16
Three to six months	**10**	4
Over six months	**22**	9
	39	29
Impairment provision	**(24)**	(14)
	15	15

The other classes within trade and other receivables at the balance sheet dates do not include any impaired assets.

(f) Movements on the impairment provision are as follows:

	2008 US$m	2007 US$m
At 1 April	**14**	10
Differences on exchange	**1**	1
Additions through business combinations	**9**	–
Provision for receivables impairment	**17**	17
Provision utilised in respect of debts written off	**(14)**	(12)
Unused amounts reversed	**(3)**	(2)
At 31 March	**24**	14

The impairment provision has been determined by reference to the age of the receivable and an assessment of the portion of the receivable expected to be recovered. Amounts charged and credited to the Group income statement in respect of this provision are included in administrative expenses. The movements on the impairment provision for the year ended 31 March 2007 reported above exclude any movements in respect of the provisions that related to Home Retail Group trade receivables in the period from 1 April 2006 to the date of demerger. Other provisions in respect of trade receivables mainly comprise credit note provisions.

22. Cash and cash equivalents

(a) The analysis of cash and cash equivalents disclosed in the Group balance sheet is as follows:

	2008 US$m	2007 US$m
Cash at bank and in hand	**148**	364
Short-term investments	**3**	543
	151	907

The effective interest rate for cash and cash equivalents at 31 March 2008 is 4.1% (2007: 4.4%). There is no material difference between the fair value of cash and cash equivalents and the book value stated above.

22. Cash and cash equivalents (continued)

(b) Cash at bank and short-term investments of US$151m (2007: US$907m) are further analysed by external credit rating where a balance with the counterparty is greater than US$2m:

	2008 US$m	2007 US$m
A rated	**44**	852
B rated	**58**	6
Counterparty holding of less than US$2m	**49**	49
	151	907

23. Trade and other payables

	Current 2008 US$m	Non-current 2008 US$m	Current 2007 US$m	Non-current 2007 US$m
Trade creditors	**214**	**–**	193	–
VAT and other taxes payable	**52**	**–**	42	–
Social security costs	**95**	**–**	75	–
Accruals and deferred income	**818**	**24**	653	17
Other creditors	**100**	**33**	68	35
	1,279	**57**	1,031	52

There is no material difference between the fair value of trade and other payables and the book value stated above. Non-current trade and other payables of US$nil (2007: US$1m) are due after more than five years from the balance sheet date.

24. Loans and borrowings

(a)The analysis of loans and borrowings disclosed in the Group balance sheet is as follows:

	Current 2008 US$m	Non-current 2008 US$m	Current 2007 US$m	Non-current 2007 US$m
€548m 4.125% Euronotes 2007	**–**	**–**	751	–
£350m 6.375% Eurobonds 2009	**–**	**732**	–	721
£334m 5.625% Euronotes 2013	**–**	**660**	–	627
Bank loans	**29**	**1,409**	–	–
Overdrafts	**4**	**–**	273	–
Present value of obligations under finance leases (note (d))	**6**	**10**	1	–
	39	**2,811**	1,025	1,348

During the year ended 31 March 2008, the whole of the outstanding balance of the 4.125% Euronotes 2007 was repaid on its maturity at the par value of €548m. This repayment was financed from bank facilities that were in place at 31 March 2007.

During the year ended 31 March 2007, 4.125% Euronotes 2007 with a par value of €20m and 5.625% Euronotes 2013 with a par value of £16m were redeemed.

The effective interest rate of Euronotes and Eurobonds approximates to the nominal rate indicated above. The effective interest rate for overdrafts at 31 March 2008 is 4.6% (2007: 4.3%).

Other than finance lease obligations, all the borrowings of the Group shown above are unsecured. Finance lease obligations are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

24. Loans and borrowings (continued)

(b) The carrying amounts of the Group's loans and borrowings are denominated in the following currencies:

	Current 2008 US$m	Non-current 2008 US$m	Current 2007 US$m	Non-current 2007 US$m
US Dollar	29	1,409	1	–
Sterling	–	1,392	4	1,348
Brazilian Real	6	10	–	–
Euro	4	–	1,020	–
	39	2,811	1,025	1,348

(c) A comparison of carrying values and fair values of the Group's loans and borrowings is as follows:

	Carrying value 2008 US$m	Fair value 2008 US$m	Carrying value 2007 US$m	Fair value 2007 US$m
€548m 4.125% Euronotes 2007	–	–	751	751
£350m 6.375% Eurobonds 2009	732	732	721	722
£334m 5.625% Euronotes 2013	660	659	627	630
Bank loans	1,438	1,438	–	–
Overdrafts	4	4	273	273
Present value of obligations under finance leases	16	16	1	1
	2,850	2,849	2,373	2,377

(d) The minimum lease payments payable under finance leases comprise:

	2008 US$m	2007 US$m
Not later than one year	7	1
Later than one year and not later than five years	15	–
Total minimum lease payments	22	1
Future finance charges on finance leases	(6)	–
Present value of finance leases	16	1
The present value of finance leases falls due:		
Not later than one year	6	1
Later than one year and not later than five years	10	–
Present value of finance leases	16	1

(e) Borrowing facilities

At 31 March 2008, the Group had undrawn committed borrowing facilities of US$1,121m (2007: US$2,450m) which expire more than two years after the balance sheet date. These facilities are in place for general corporate purposes, including the financing of acquisitions.

25. Analysis of net debt (non-GAAP measure)

	2008 US$m	2007 US$m
Cash and cash equivalents (net of overdrafts)	147	634
Derivatives hedging loans and borrowings	(43)	(6)
Debt due within one year	(29)	(729)
Finance leases	(16)	(1)
Debt due after more than one year	(2,758)	(1,306)
Net debt at the end of the financial year	(2,699)	(1,408)

26. Provisions

	Restructuring costs US$m	Contingent and other liabilities US$m	Total US$m
At 1 April 2007	39	–	**39**
Differences on exchange	1	5	**6**
Amount charged in the year	45	1	**46**
Additions through business combinations (note 34)	–	54	**54**
Utilised	(35)	–	**(35)**
Impact of discount rate movement	1	–	**1**
At 31 March 2008	**51**	**60**	**111**
Disclosed within non-current liabilities	8	19	**27**
Disclosed within current liabilities	43	41	**84**
At 31 March 2008	**51**	**60**	**111**

	Restructuring costs US$m	Home Retail Group provisions US$m	Total US$m
At 1 April 2006	–	155	**155**
Differences on exchange	2	12	**14**
Amount charged in the year	37	12	**49**
Utilised	–	(7)	**(7)**
Impact of discount rate movement	–	2	**2**
Demerger of Home Retail Group	–	(174)	**(174)**
At 31 March 2007	**39**	**–**	**39**
Disclosed within non-current liabilities	30	–	**30**
Disclosed within current liabilities	9	–	**9**
At 31 March 2007	**39**	**–**	**39**

The restructuring provision at 31 March 2007 of US$9m disclosed within current liabilities included the full cost of the restructuring of UK Marketing Services, which was utilised in full in the year ended 31 March 2008.

The restructuring provision at 31 March 2007 of US$30m disclosed within non-current liabilities comprised the anticipated future costs of the withdrawal by Experian from large scale credit card and loan account processing in the UK, in respect of which there was a charge of US$28m in the year then ended. This provision comprised the estimated costs of redundancy and certain contractual obligations in respect of this business and was determined by reference to projections of the timing of withdrawal. It was anticipated that this portion of the provision would be utilised in the period from 1 April 2008 to 31 March 2010. As indicated in note 9, during the year ended 31 March 2008 the Group entered into an agreement to transfer certain of these activities to a third party and this gave rise to an exceptional credit of US$2m. At 31 March 2008, the remaining provision in respect of obligations for the Group relating to the withdrawal from this business was US$20m of which US$8m is disclosed within non-current liabilities and US$12m is disclosed within current liabilities.

As indicated in note 9, there has been an exceptional charge in the year ended 31 March 2008 of US$60m in connection with a programme of cost-efficiency measures. At the balance sheet date there is a related provision of US$31m which is disclosed within current liabilities.

Contingent and other liabilities at 31 March 2008 comprise liabilities of Serasa, in connection with local legal and taxation issues, which were primarily recognised on the acquisition of that company under the fair value accounting policy on acquisition. Subsequent adjustments to the fair value are made as the exposures are concluded.

Fair values of provisions do not materially differ from the recognised book values.

27. Retirement benefit assets/obligations

The Group operates both defined benefit and defined contribution plans in a number of countries around the world and provides post-retirement healthcare insurance benefits to certain former employees. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan that defines the amount of contributions that are paid by the Group into an independently administered fund.

Pension arrangements for the Group's UK employees are operated principally through the Experian Pension Scheme which is a defined benefit scheme and the Experian Money Purchase Pension Plan which is a defined contribution scheme. In North and Latin America, benefits are determined in accordance with local practice and regulations and funding is provided accordingly. There are no other material pension arrangements.

Following the demerger of Home Retail Group, the Argos Pension Scheme, a defined benefit scheme for Home Retail Group employees, continued to be operated by that business. On demerger the pension rights of certain Home Retail Group employees, who had been members of the then GUS Pension Scheme, were transferred to the Argos Pension Scheme. Certain Home Retail Group employees who had been members of the then GUS Money Purchase Pension Plan were transferred to the Home Retail Group Stakeholder Pension Plan during the year.

(a) Defined benefit schemes
The Experian Pension Scheme has rules which specify the benefits to be paid and is financed accordingly with assets being held in independently administered funds. A full actuarial funding valuation of this scheme is carried out every three years with interim reviews in the intervening years. The latest full valuation was carried out as at 31 March 2007 by independent, qualified actuaries, Watson Wyatt Limited, using the projected unit credit method. Under this method of valuation the current service cost will increase as members approach retirement due to the ageing active membership of the scheme.

Whilst IFRIC 14 'IAS 19 – The Limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' is not effective for the current financial year, the Group has reviewed its provisions and is satisfied that these would have no effect on the retirement benefit asset recognised in the Group balance sheet.

As reported last year, following changes introduced by the Finance Act 2004 which took effect from 6 April 2006 (A-Day), the Experian Pension Scheme implemented revised terms for members exchanging pension at retirement date for a tax-free lump sum. The impact of the consequent update in assumptions reduced the charge to the Group income statement for the year ended 31 March 2007 by US$2m and increased the actuarial gain recognised in the Group statement of recognised income and expense in that year by US$6m.

The disclosures required by IAS 19, which relate to the Group's UK defined benefit pension arrangements only, are as follows:

Amounts recognised in the Group balance sheet

	2008	2007 (Restated) (Note 2)
Retirement benefit assets	**US$m**	US$m
Market value of funded schemes' assets	**1,045**	1,069
Present value of funded schemes' liabilities	**(863)**	(928)
Retirement benefit assets – surplus in the funded schemes	**182**	141
Retirement benefit obligations		
Present value of unfunded pension arrangements	**35**	37
Liability for post-retirement healthcare	**15**	19
Retirement benefit obligations	**50**	56

As indicated in note 2, retirement benefit obligations are now separately reported in the Group balance sheet as this is a more appropriate presentation of the nature of those obligations. The Group balance sheet at 31 March 2008 accordingly includes a net retirement benefit asset of US$132m (2007: US$85m) made up of total plan assets of US$1,045m (2007: US$1,069m) and total defined benefit obligations of US$913m (2007: US$984m).

As reported last year the Group has in place arrangements which secure unfunded pension benefit arrangements for certain directors and senior managers by granting charges to an independent trustee over independently managed portfolios of marketable securities owned by the Group. The amount of assets charged in this way is adjusted annually to keep the ratio of assets charged to the discounted value of the accrued benefits secured in this way as close as possible to the corresponding ratio in the Experian Pension Scheme. The total value of the assets charged in this way at 31 March 2008 was US$34m (2007: US$29m). Further details of the unfunded pension arrangements for directors appear in the report on directors' remuneration on page 62.

27. Retirement benefit assets/obligations (continued)

Amounts recognised in the Group profit and loss account reserve

	2008 US$m	2007 US$m
Current service cost	**20**	53
Curtailment gain	**(8)**	(6)
Interest on schemes' liabilities	**53**	78
Expected return on schemes' assets	**(76)**	(107)
Total (credit)/charge to Group income statement	**(11)**	18
Actuarial gain recognised in Group statement of recognised income and expense	**(15)**	(65)
Charge to profit and loss account reserve in respect of the Argos Pension Scheme	**–**	41
Total (credit) to Group profit and loss account reserve	**(26)**	(6)

The (credit)/charge to the Group income statement includes US$nil (2007: US$17m) in respect of discontinued operations.

The curtailment gain in the year ended 31 March 2008 of US$8m arises principally from the restructuring of continuing businesses in the UK. The curtailment gain in the year ended 31 March 2007 arose from the restructuring of the UK Account Processing and the UK Marketing Services businesses, as well as the cessation of certain corporate functions in GUS plc.

The charge to the Group profit and loss account reserve in the year ended 31 March 2007 in respect of the Argos Pension Scheme formed part of the dividend in specie on the demerger of Home Retail Group.

Movements during the year in the net retirement benefit asset recognised in the Group balance sheet

	2008 US$m	2007 US$m
At 1 April	**85**	31
Differences on exchange	**–**	10
Total amounts recognised in Group income statement – as disclosed below	**11**	(18)
Actuarial (loss)/gain recognised in Group statement of recognised income and expense	**15**	65
Charge to profit and loss account reserve in respect of the Argos Pension Scheme	**–**	(41)
Contributions paid by the Group	**21**	38
At 31 March	**132**	85

Expense recognised in the following lines in the Group income statement

	2008 US$m	2007 US$m
Administrative costs (after exceptional income of US$5m (2007: US$4m))	**12**	17
Net financing income	**(23)**	(16)
Continuing operations	**(11)**	1
Discontinued operations	**–**	17
Total charge to Group income statement	**(11)**	18

Actuarial gains and losses recognised in the Group statement of recognised income and expense

	2008 US$m	2007 US$m
Gain on liabilities	**116**	75
Loss on assets	**(101)**	(3)
Continuing operations	**15**	72
Discontinued operations	**–**	(7)
Total gain included in Group statement of recognised income and expense in year	**15**	65

27. Retirement benefit assets/obligations (continued)

The cumulative actuarial gain/(loss) included in the Group statement of recognised income and expense comprises:

	2008 US$m	2007 US$m
Continuing operations	**142**	127
Discontinued operations	**(81)**	(81)
Total cumulative actuarial gain included in Group statement of recognised income and expense	**61**	46

Changes in the present value of the total defined benefit obligation

	2008 US$m	2007 US$m
At 1 April	**984**	1,989
Differences on exchange	**11**	198
Additions through business combinations	**6**	–
Demerger of Home Retail Group	**–**	(1,100)
Current service cost	**20**	53
Interest on schemes' liabilities	**53**	78
Settlement or curtailment	**(8)**	(9)
Actuarial gain on liabilities	**(116)**	(118)
Contributions paid by employees	**6**	14
Contributions paid from outside the Group	**3**	2
Benefits paid	**(46)**	(123)
At 31 March	**913**	984

The total defined benefit obligation of US$913m (2007: US$984m) includes US$863m (2007: US$928m) in respect of the Group's funded arrangements and US$50m (2007: US$56m) in respect of the Group's unfunded arrangements.

Changes in the market value of the plan assets

	2008 US$m	2007 US$m
At 1 April	**1,069**	2,020
Differences on exchange	**11**	208
Demerger of Home Retail Group	**–**	(1,141)
Additions through business combinations	**6**	–
Expected return on schemes' assets	**76**	107
Settlement or curtailment	**–**	(3)
Actuarial loss on assets	**(101)**	(53)
Contributions paid by the Group	**21**	38
Contributions paid by employees	**6**	14
Contributions paid from outside the Group	**3**	2
Benefits paid	**(46)**	(123)
At 31 March	**1,045**	1,069

The actual return on plan assets was a loss of US$25m (2007: gain of US$54m).

The estimated amount of contributions expected to be paid to the Experian defined benefit pension schemes during the next financial year is US$16m by the Group and US$5m by employees.

27. Retirement benefit assets/obligations (continued)

Actuarial assumptions

The valuations used for 31 March 2008 have been based on the most recent actuarial valuations, updated by Watson Wyatt Limited to take account of the requirements of IAS 19. The principal actuarial assumptions used to calculate the present value of the defined benefit obligations were as follows:

	2008 %	2007 %
Rate of inflation	**3.6**	3.1
Rate of increase for salaries	**5.4**	4.9
Rate of increase for pensions in payment and deferred pensions	**3.6**	3.1
Rate of increase for medical costs	**6.5**	6.5
Discount rate	**6.9**	5.4

The main financial assumption is the real discount rate, i.e. the excess of the discount rate over the rate of inflation. If this assumption increased/decreased by 0.1%, the defined benefit obligation would decrease/increase by approximately US$15m and the annual current service cost would decrease/increase by approximately US$1m. The discount rate is based on the market yields on high quality corporate bonds of appropriate currency and term to the defined benefit obligations.

The IAS 19 valuation assumes that mortality will be in line with the PA92 series year of use tables with medium cohort mortality improvement projections and an age rating of +1 year. This includes an explicit allowance for anticipated future improvements in life expectancy (medium cohort projections).

The average expectation of life on retirement in normal health is assumed to be:

	2008 years	2007 years
At age 65 for a male currently aged 65	**21.2**	19.1
At age 65 for a female currently aged 65	**24.1**	22.2
At age 65 for a male currently aged 50	**22.2**	19.8
At age 65 for a female currently aged 50	**25.0**	23.1

An increase in assumed life expectancy of 0.1 years would increase the defined benefit obligation at 31 March 2008 by approximately US$3m.

The assumptions in respect of discount rate, salary increases and mortality all have a significant effect on the IAS 19 accounting valuation. Changes to these assumptions in the light of prevailing conditions may have a significant impact on future valuations.

The IAS 19 valuation, in respect of post-retirement healthcare insurance benefits provided to certain former Group employees, additionally assumes a rate of increase for medical costs. If this assumption increased/decreased by 1.0% per annum then the obligation would increase/decrease by US$1m and the current service cost would remain unchanged.

Assets of the Group's defined benefit schemes and their expected rates of return

	Fair value 2008 US$m	Expected long-term rate of return 2008 %p.a.	Fair value 2007 US$m	Expected long-term rate of return 2007 %p.a.
Equities	**693**	**9.1**	733	8.1
Fixed interest securities	**343**	**5.7**	336	5.4
Other	**9**	**5.1**	–	n/a
	1,045	**8.0**	1,069	7.3

The expected return on plan assets has been determined by considering the mix of returns anticipated on the assets held in accordance with the current investment policy. Expected yields on fixed interest investments and securities are based on gross redemption yields as at the balance sheet date. Expected returns on equity and other investments reflect the long-term real rates of return experienced in the respective markets.

27. Retirement benefit assets/obligations (continued)

History of experience gains and losses

	2008 US$m	2007 US$m	2006 US$m	2005 US$m
Present value of defined benefit obligation	**(913)**	(984)	(1,989)	(2,025)
Fair value of schemes' assets	**1,045**	1,069	2,020	1,814
Net pension asset/(obligation)	**132**	85	31	(211)

	2008	2007	2006	2005
Experience adjustment arising on defined benefit obligation:				
Amount – Loss/(gain) (US$m)	**8**	(5)	2	(110)
Percentage of the present value of defined benefit obligation	**0.9%**	0.5%	–	5.4%
Experience adjustment arising on schemes' assets:				
Amount – Loss/(gain) (US$m)	**101**	53	(241)	–
Percentage of schemes' assets	**9.7%**	5.1%	11.6%	–

(b) Defined contribution schemes
The pension cost represents contributions payable by the Group to such schemes and amounted to US$37m (2007: US$33m).

28. Available for sale financial assets

(a) The analysis of available for sale financial assets disclosed in the Group balance sheet is as follows:

	2008 US$m	2007 US$m
At 1 April	**38**	37
Differences on exchange	**1**	(2)
Additions	**4**	3
Fair value losses on available for sale financial assets	**(1)**	–
At 31 March	**42**	38

(b) Available for sale financial assets comprise:

	2008 US$m	2007 US$m
Listed equity securities – UK	**34**	29
Listed equity securities – North America	**8**	9
	42	38

(c) Available for sale financial assets are denominated in the following currencies:

	2008 US$m	2007 US$m
Sterling	**34**	29
US Dollar	**8**	9
	42	38

There is no material difference between the fair value of available for sale financial assets and the book value stated above. None of the available for sale financial assets is either past due or impaired.

29. Other financial assets and liabilities

(a) The analysis of other financial assets and liabilities disclosed in the Group balance sheet is as follows:

Other financial assets	Current 2008 US$m	Non-current 2008 US$m	Current 2007 US$m	Non-current 2007 US$m
Derivative financial instruments:				
Fair value hedge of borrowings – interest rate swaps	–	**24**	–	20
Fair value hedge of borrowings – cross currency swap	–	–	29	–
Non-hedging derivatives – interest rate swaps	**2**	–	3	16
Non-hedging derivatives – foreign exchange contracts	**4**	–	21	–
Total other financial assets	**6**	**24**	53	36

Other financial liabilities	Current 2008 US$m	Non-current 2008 US$m	Current 2007 US$m	Non-current 2007 US$m
Derivative financial instruments:				
Fair value hedge of borrowings – interest rate swaps	–	**20**	–	40
Non-hedging derivatives – equity swaps	**16**	**5**	–	–
Non-hedging derivatives – foreign exchange contracts	**32**	–	–	–
Non-hedging derivatives – interest rate swaps	**2**	**66**	–	–
	50	**91**	–	40
Put option in respect of acquisition of Serasa minority interest	–	**583**	–	–
Total other financial liabilities	**50**	**674**	–	40

There is no material difference between the fair values of these assets and liabilities and the book values stated above.

(b) Notional principal amounts at the balance sheet dates in respect of the Group's derivative financial instruments are as follows:

	2008 US$m	2007 US$m
Interest rate swaps	**3,443**	2,814
Cross currency swap	–	758
Equity swaps	**72**	–
Foreign exchange contracts	**1,223**	1,780

(c) Maturity of derivative financial instruments:

At 31 March 2008	Less than 1 year US$m	1 - 2 years US$m	2 - 3 years US$m	3 - 4 years US$m	4 - 5 years US$m	Over 5 years US$m	Total US$m
Settled on a net basis:							
Interest rate swaps	15	(5)	15	13	12	12	**62**
Equity swaps	19	5	2	–	–	–	**26**
	34	–	17	13	12	12	**88**
Settled on a gross basis – foreign exchange contracts	1,223	–	–	–	–	–	**1,223**
	1,257	–	17	13	12	12	**1,311**

At 31 March 2007	Less than 1 year US$m	1 - 2 years US$m	2 - 3 years US$m	3 - 4 years US$m	4 - 5 years US$m	Over 5 years US$m	Total US$m
Settled on a net basis – interest rate swaps	(5)	14	15	12	12	24	**72**
Settled on a gross basis – foreign exchange contracts	1,780	–	–	–	–	–	**1,780**
	1,775	14	15	12	12	24	**1,852**

The table above analyses the Group's derivative instruments, which will be settled on a gross and net basis, into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

29. Other financial assets and liabilities (continued)

(d) Fair values of other financial assets and liabilities

Fair values of derivative instruments are set out in note (a) opposite.

The fair value of foreign currency contracts is based on a comparison of the contractual and year end exchange rates. The fair values of other derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end.

The put option associated with the remaining 30% stake of Serasa is recognised as a liability of US$583m at 31 March 2008 under IAS 39. The put element is valued at the higher of 95% of the equity value of Serasa or the value of Serasa based on the P/E ratio of Experian and the latest earnings of Serasa. A Monte Carlo simulation has been used to calculate the liability. The key assumptions in arriving at the value of the put are the equity value of Serasa, the future P/E ratio of Experian at the date of exercise, the respective volatilities of Experian and Serasa and the risk free rate in Brazil.

The method of valuation has been updated since the initial recognition of the liability as it is now assumed that the put may be exercised in June 2012 and thereafter recorded as a current liability. Previously an average assumed exercise date of June 2015 had been applied. This change in method resulted in an increase of US$117m to the initial liability recognised at the date of the written put on acquisition of Serasa and has no impact on the results previously reported at 30 September 2007. The gain since acquisition of US$69m, which is recorded as a financing fair value remeasurement, primarily relates to a fall of 7 in the expected future Experian P/E ratio during the period since acquisition and an increase in the risk free rate in Brazil from 10.4% to 13.2%.

(e) Amounts recognised in the Group income statement in connection with the Group's hedging instruments are disclosed in note 10.

30. Additional information on financial liabilities

(a) The contractual repricing dates of liabilities exposed to interest rate risk are as follows:

At 31 March 2008	Less than 1 year US$m	1 - 2 years US$m	2 - 3 years US$m	3 - 4 years US$m	4 - 5 years US$m	Over 5 years US$m	**Total US$m**
Loans and borrowings							
£350m 6.375% Eurobonds 2009	–	732	–	–	–	–	**732**
£334m 5.625% Euronotes 2013	–	–	–	–	–	660	**660**
Bank loans	1,438	–	–	–	–	–	**1,438**
Overdrafts	4	–	–	–	–	–	**4**
Present value of obligations under finance leases	6	5	4	1	–	–	**16**
Effect of interest rate swaps[1]	(185)	(210)	475	379	209	(668)	**–**
Other derivative financial liabilities	50	15	21	26	9	20	**141**
Put option in respect of acquisition of Serasa minority interest	583	–	–	–	–	–	**583**
Trade and other payables[2]	944	25	23	1	–	–	**993**
	2,840	567	523	407	218	12	**4,567**

At 31 March 2007	Less than 1 year US$m	1 - 2 years US$m	2 - 3 years US$m	3 - 4 years US$m	4 - 5 years US$m	Over 5 years US$m	**Total US$m**
Loans and borrowings							
€548m 4.125% Euronotes 2007	751	–	–	–	–	–	**751**
£350m 6.375% Eurobonds 2009	–	–	721	–	–	–	**721**
£334m 5.625% Euronotes 2013	–	–	–	–	–	627	**627**
Overdrafts	273	–	–	–	–	–	**273**
Present value of obligations under finance leases	1	–	–	–	–	–	**1**
Effect of interest rate swaps[1]	130	408	(272)	390	–	(656)	**–**
Other derivative financial liabilities	40	–	–	–	–	–	**40**
Trade and other payables[2]	714	46	3	1	1	1	**766**
	1,909	454	452	391	1	(28)	**3,179**

1. These represent the gross notional values of interest rate swaps.

2. VAT and other tax payable of US$52m (2007: US$42m), social security costs of US$95m (2007: US$75m) and accruals of US$196m (2007: US$200m) are included in trade and other payables in note 23 but are excluded from this analysis.

30. Additional information on financial liabilities (continued)

(b) Analysis of financial liabilities by currency:

At 31 March 2008	Sterling US$m	US Dollar US$m	Brazilian Real US$m	Euro US$m	Other US$m	Total US$m
Loans and borrowings						
£350m 6.375% Eurobonds 2009	732	–	–	–	–	732
£334m 5.625% Euronotes 2013	660	–	–	–	–	660
Bank loans	–	1,438	–	–	–	1,438
Overdrafts	–	–	–	4	–	4
Present value of obligations under finance leases	–	–	16	–	–	16
Effect of forward foreign exchange contracts[1]	(900)	611	–	222	67	–
Other derivative financial liabilities	84	55	–	2	–	141
Put option in respect of acquisition of Serasa minority interest	–	–	583	–	–	583
Trade and other payables[2]	343	376	76	145	53	993
	919	2,480	675	373	120	4,567

At 31 March 2007	Sterling US$m	US Dollar US$m	Euro US$m	Other US$m	Total US$m
Loans and borrowings					
€548m 4.125% Euronotes 2007	–	–	751	–	751
£350m 6.375% Eurobonds 2009	721	–	–	–	721
£334m 5.625% Euronotes 2013	627	–	–	–	627
Overdrafts	4	–	269	–	273
Present value of obligations under finance leases	1	–	–	–	1
Effect of forward foreign exchange contracts and cross currency swap[1]	(1,065)	1,513	(516)	68	–
Other derivative financial liabilities	40	–	–	–	40
Trade and other payables[2]	207	409	120	30	766
	535	1,922	624	98	3,179

1. These represent the gross notional values of foreign exchange contracts and, at 31 March 2007, a cross currency swap.

2. VAT and other tax payable of US$52m (2007: US$42m), social security costs of US$95m (2007: US$75m) and accruals of US$196m (2007: US$200m) are included in trade and other payables in note 23 but are excluded from this analysis.

(c) Analysis of financial liabilities by interest rate profile:

At 31 March 2008	Floating US$m	Fixed US$m	Non-interest bearing US$m	Total US$m
Loans and borrowings	1,443	1,407	–	2,850
Effect of interest rate swaps[1] (note 30(a))	(185)	185	–	–
Other derivative financial liabilities	141	–	–	141
Put option in respect of acquisition of Serasa minority interest	–	–	583	583
Trade and other payables[2]	33	70	890	993
	1,432	1,662	1,473	4,567

At 31 March 2007	Floating US$m	Fixed US$m	Non-interest bearing US$m	Total US$m
Loans and borrowings	1,024	1,349	–	2,373
Effect of interest rate swaps[1] (note 30(a))	130	(130)	–	–
Other derivative financial liabilities	40	–	–	40
Trade and other payables[2]	–	–	766	766
	1,194	1,219	766	3,179

1. These represent the effect of interest rate swaps on the interest rate profile.

2. VAT and other tax payable of US$52m (2007: US$42m), social security costs of US$95m (2007: US$75m) and accruals of US$196m (2007: US$200m) are included in trade and other payables in note 23 but are excluded from this analysis.

30. Additional information on financial liabilities (continued)

(d) Analysis by maturity profile (contractual, undiscounted cash flows):

At 31 March 2008	Less than 1 year US$m	1-2 years US$m	2-3 years US$m	3-4 years US$m	4-5 years US$m	Over 5 years US$m	**Total US$m**
Loans and borrowings	127	783	43	41	1,473	701	**3,168**
Net settled derivative financial instruments (note 29 (c))	34	–	17	13	12	12	**88**
Gross settled derivative financial instruments (note 29 (c))	1,223	–	–	–	–	–	**1,223**
Put option in respect of acquisition of Serasa minority interest	–	–	–	–	1,003	–	**1,003**
Trade and other payables[1]	947	26	25	1	1	–	**1,000**
	2,331	809	85	55	2,489	713	**6,482**

At 31 March 2007	Less than 1 year US$m	1-2 years US$m	2-3 years US$m	3-4 years US$m	4-5 years US$m	Over 5 years US$m	**Total US$m**
Loans and borrowings	1,115	81	768	37	37	730	**2,768**
Net settled derivative financial instruments (note 29 (c))	(5)	14	15	12	12	24	**72**
Gross settled derivative financial instruments (note 29 (c))	1,780	–	–	–	–	–	**1,780**
Trade and other payables[1]	656	63	3	1	1	1	**725**
	3,546	158	786	50	50	755	**5,345**

1. Cash flows in respect of VAT, other tax payable, social security costs and accruals are excluded from this analysis.

31. Deferred tax

(a) Net deferred tax (liabilities)/assets	**2008 US$m**	2007 US$m
At 1 April	**35**	197
Differences on exchange	**(11)**	–
Income statement charge (note 11) (including US$nil (2007: US$5m) relating to discontinued operations)	**(38)**	(54)
Business combinations (note 34)	**(90)**	(2)
Demerger of Home Retail Group	**–**	(89)
Tax charged to equity	**(16)**	(18)
Transfers	**(24)**	1
At 31 March	**(144)**	35

Net deferred tax (liabilities)/assets have been presented in the Group balance sheet as follows:		
Deferred tax assets	**26**	103
Deferred tax liabilities	**(170)**	(68)
	(144)	35

The movement in gross deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is shown below.

(b) Deferred tax assets

	Accelerated depreciation US$m	Intangibles US$m	Share option and award schemes US$m	Asset provisions US$m	Tax losses US$m	Other temporary differences US$m	**Total US$m**
At 1 April 2007	3	128	20	26	8	119	**304**
Differences on exchange	–	–	–	2	(1)	1	**2**
Income statement credit/(charge)	6	(16)	–	(9)	35	(29)	**(13)**
Business combinations	–	3	–	17	–	9	**29**
Tax charged to equity	–	–	(11)	–	–	–	**(11)**
Transfers	–	–	–	–	–	(48)	**(48)**
At 31 March 2008	**9**	**115**	**9**	**36**	**42**	**52**	**263**

31. Deferred tax (continued)

(c) Deferred tax liabilities

	Property valuations US$m	Accelerated depreciation US$m	Intangibles US$m	Share option and award schemes US$m	Tax losses US$m	Other temporary differences US$m	**Total US$m**
At 1 April 2007	5	34	70	1	5	154	**269**
Differences on exchange	–	–	12	–	–	1	**13**
Income statement charge/(credit)	–	1	(18)	–	(1)	43	**25**
Business combinations	–	–	120	–	–	(1)	**119**
Tax charged to equity	–	–	–	–	–	5	**5**
Transfers	–	2	–	–	–	(26)	**(24)**
At 31 March 2008	**5**	**37**	**184**	**1**	**4**	**176**	**407**

Deferred tax assets are recognised in respect of tax losses carried forward and other temporary differences to the extent that the realisation of the related tax benefit through future taxable profits is probable.

The Group did not recognise deferred tax assets of US$32m (2007: US$19m) in respect of losses that can be carried forward against future taxable income. In addition the Group did not recognise deferred tax assets of US$25m (2007: US$22m) in respect of capital losses that can be carried forward against future taxable gains. These losses are available indefinitely.

Deferred tax liabilities of US$2,004m (2007: US$2,187m) have not been recognised for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

At the balance sheet date there were deferred tax assets recoverable within the next twelve months of US$47m (2007: US$120m) and deferred tax liabilities payable within the next twelve months of US$1m (2007: US$10m).

32. Reconciliation of movements in total equity

Year ended 31 March 2008	**Number of shares m**	Share capital US$m	Share premium US$m	Retained earnings US$m	Other reserves US$m	**Attributable to equity holders US$m**	Equity minority interests US$m	**Total equity US$m**
At 1 April 2007	**1,022.3**	102	1,435	16,341	(15,773)	**2,105**	2	**2,107**
Profit for the financial year	–	–	–	437	–	**437**	15	**452**
Net income recognised directly in equity for the financial year	–	–	–	(2)	89	**87**	–	**87**
Employee share option schemes:								
– value of employee services	–	–	–	65	–	**65**	–	**65**
– proceeds from shares issued	**1.1**	–	7	–	–	**7**	–	**7**
Exercise of share options	–	–	–	(3)	37	**34**	–	**34**
Liability on put option over minority interests	–	–	–	(591)	–	**(591)**	–	**(591)**
Minority interest arising on business combinations	–	–	–	–	–	–	155	**155**
Purchase of own shares by employee trusts	–	–	–	–	(6)	**(6)**	–	**(6)**
Equity dividends paid during the year (note 14)	–	–	–	(182)	–	**(182)**	–	**(182)**
Dividends paid to minority shareholders	–	–	–	–	–	–	(11)	**(11)**
At 31 March 2008	**1,023.4**	102	1,442	16,065	(15,653)	**1,956**	161	**2,117**

32. Reconciliation of movements in total equity (continued)

Year ended 31 March 2007	Number of shares m	Share capital US$m	Share premium US$m	Retained earnings US$m	Other reserves US$m	Attributable to equity holders US$m	Equity minority interests US$m	Total equity US$m
At 1 April 2006	**879.2**	88	16,256	5,683	(16,575)	**5,452**	2	**5,454**
Profit for the financial year	–	–	–	462	–	**462**	1	**463**
Net income recognised directly in equity for the financial year	–	–	–	132	469	**601**	–	**601**
Share issues pre demerger of Home Retail Group	**7.1**	1	75	–	–	**76**	–	**76**
Cancellation of treasury shares pre demerger of Home Retail Group	**(8.9)**	(1)	(178)	–	179	–	–	–
Capital reduction	–	–	(16,153)	16,153	–	–	–	–
Share issues by way of Global Offer	**142.9**	14	1,427	–	–	**1,441**	–	**1,441**
Employee share option schemes:								
– value of employee services	–	–	–	109	–	**109**	–	**109**
– proceeds from shares issued	**2.0**	–	8	–	–	**8**	–	**8**
Exercise of share options	–	–	–	(70)	129	**59**	–	**59**
Purchase of own shares by employee trusts	–	–	–	–	(75)	**(75)**	–	**(75)**
Relinquishment of Home Retail Group shares to employees and Home Retail Group	–	–	–	(100)	100	–	–	–
Equity dividends paid during the year (note 14)	–	–	–	(401)	–	**(401)**	–	**(401)**
Dividend in specie relating to the demerger of Home Retail Group (note 14)	–	–	–	(5,627)	–	**(5,627)**	–	**(5,627)**
Dividends paid to minority shareholders	–	–	–	–	–	–	(1)	**(1)**
At 31 March 2007	**1,022.3**	102	1,435	16,341	(15,773)	**2,105**	2	**2,107**

The balance classified as share capital is the nominal value of the Company's issued share capital. Further details relating to the authorised and issued share capital of Experian Group Limited at the balance sheet dates, together with details of ordinary shares issued since the balance sheet date, are contained in note K to the parent company financial statements.

On 10 October 2006, the separation of Experian and Home Retail Group was completed by way of demerger. As part of the demerger, Experian Group Limited became the ultimate holding company of GUS plc and related subsidiaries and shares in GUS plc ceased to be listed on the London Stock Exchange on 6 October 2006. Trading of shares in Experian on the London Stock Exchange commenced on 11 October 2006. This transaction was accounted for using the principles of merger accounting and the distribution to GUS plc shareholders of shares in Home Retail Group plc was accounted for as a dividend in specie. In accordance with the requirements of merger accounting, the nominal values of the issued share capital at 1 April 2005 and subsequent movements to the date of demerger were amended to reflect the capital structure of Experian Group Limited. These movements included the recognition of a share premium balance in Experian Group Limited on a reorganisation prior to the demerger and the subsequent reduction of share capital and the transfer of the associated share premium account to retained earnings.

On 11 October 2006, the Group raised US$1,441m, net of US$43m expenses, by way of a share offer. The amount received in excess of the nominal value of shares issued is reported as part of the share premium account and the balance on this account is not available for distribution.

Retained earnings comprise net profits retained in the Group after the payment of dividends. The composition of and movements on other reserves are explained below. There are no significant statutory, contractual or exchange control restrictions on distributions by Group undertakings.

32. Reconciliation of movements in total equity (continued)

The analysis of other reserves is as follows:

Year ended 31 March 2008	Own shares US$m	Merger reserve US$m	Hedging reserve US$m	Translation reserve US$m	Total other reserves US$m
At 1 April 2007	(163)	(15,682)	18	54	**(15,773)**
Exercise of share options	37	–	–	–	**37**
Purchase of own shares by employee trusts	(6)	–	–	–	**(6)**
Net income recognised directly in equity for the financial year	–	–	(7)	96	**89**
At 31 March 2008	**(132)**	**(15,682)**	**11**	**150**	**(15,653)**

Year ended 31 March 2007	Own shares US$m	Merger reserve US$m	Hedging reserve US$m	Translation reserve US$m	Total other reserves US$m
At 1 April 2006	(496)	(15,682)	14	(411)	**(16,575)**
Cancellation of treasury shares pre demerger of Home Retail Group	179	–	–	–	**179**
Exercise of share options	129	–	–	–	**129**
Purchase of own shares by employee trusts	(75)	–	–	–	**(75)**
Relinquishment of Home Retail Group shares to employees and Home Retail Group	100	–	–	–	**100**
Net income recognised directly in equity for the financial year	–	–	4	465	**469**
At 31 March 2007	**(163)**	**(15,682)**	**18**	**54**	**(15,773)**

At 31 March 2008, the balance on the own shares reserve represents the cost of shares in the Company held by the Experian Group Limited Employee ShareTrust and the Experian UK Approved All-Employee PlanTrust, including shares purchased by the GUS ESOPTrust to satisfy certain of the Group's obligations under its share incentive plans. During the year these trusts purchased 509,518 (2007: 7,775,076) shares at a cost of US$6m (2007: US$75m).

The merger reserve arose on the demerger in October 2006 and represents the difference between the share capital and share premium of GUS plc and the nominal value of the share capital of the Company before the global offer and subsequent share issues.

Movements on the hedging reserve and the position at the balance sheet date reflect hedging transactions which are not charged or credited to the Group income statement, net of related taxation.

Movements on the translation reserve and the position at the balance sheet date reflect foreign currency translations since 1 April 2004 which are not charged or credited to the Group income statement, net of related taxation.

33. Notes to the Group cash flow statement

	2008 US$m	2007 US$m
(a) Cash generated from operations		
Profit after tax	**452**	326
Adjustments for:		
Tax expense	**97**	68
Share of post-tax profits of associates	**(50)**	(67)
Net financing costs	**155**	146
Operating profit	**654**	473
Loss on sale of property, plant and equipment	**3**	10
Depreciation and amortisation	**422**	303
Goodwill adjustment	**2**	14
Charge in respect of equity incentive plans	**66**	91
Exceptional items included in working capital	**9**	46
Increase in inventories	**–**	(1)
Increase in receivables	**(73)**	(72)
Increase in payables	**87**	82
Difference between pension contributions paid and amounts recognised in Group income statement	**(5)**	(4)
Cash generated from operations	**1,165**	942

	2008 US$m	2007 US$m
(b) Interest paid		
Interest paid on bonds, bank loans and overdrafts	**167**	133
Interest element of finance lease rental payments	**2**	–
Total interest paid	**169**	133

	2008 US$m	2007 US$m
(c) Acquisition of subsidiaries		
Purchase of subsidiary undertakings (including acquisition expenses) (note 34)	**(1,726)**	(82)
Net cash acquired with subsidiary undertakings (note 34)	**60**	8
Deferred consideration settled on acquisitions made in previous years	**(54)**	(44)
Net cash outflow for acquisition of subsidiaries	**(1,720)**	(118)

	2008 US$m	2007 US$m
(d) Disposal of subsidiaries		
Receipt of deferred consideration in respect of home shopping and Reality	**–**	258
Sale of other businesses	**6**	–
Cash inflow from disposal of subsidiaries	**6**	258

	2008 US$m	2007 US$m
(e) Financing		
Debt due within one year:		
Repayment of borrowings	**(746)**	(42)
New borrowings	**29**	–
Debt due after more than one year:		
Repayment of borrowings	**–**	(1,381)
New borrowings	**1,409**	–
Net cash flow from debt financing	**692**	(1,423)

	2008 US$m	2007 US$m
(f) Analysis of cash and cash equivalents		
Cash at bank and in hand	**148**	364
Short-term investments	**3**	543
Cash and cash equivalents per Group balance sheet	**151**	907
Overdrafts	**(4)**	(273)
Cash and cash equivalents per Group cash flow statement	**147**	634

(g) Major non-cash transactions

Other than those obligations acquired in connection with the purchase of Serasa, the Group did not enter into any new finance lease arrangements during the year (2007: US$nil). Finance lease obligations of Serasa at the date of acquisition in June 2007 were US$19m.

34. Acquisitions

On 28 June 2007, the Group acquired an initial 65% stake in Serasa, the market-leading credit bureau in Brazil, from a consortium of Brazilian banks for US$1.2bn inclusive of transaction costs and net of cash and cash equivalents held by that business. Under the terms of the purchase agreement a further 5% of Serasa has been acquired since the date of the acquisition and, at 31 March 2008, the Group's interest in Serasa was 70%. There are put and call options associated with the shares held by the remaining principal shareholders of Serasa and these are exercisable for a period of five years from June 2012. As indicated in note 2, the net present value of the put option has been recognised as a non-current financial liability. At 31 March 2008 this liability was US$583m.

In addition the Group acquired the whole of the issued share capital of Hitwise, a leading internet market intelligence company, for US$260m on 8 June 2007 and made a number of other acquisitions, none of which is considered individually material. The other acquisitions comprise the purchase of an additional interest in an entity previously classified as an associate together with purchases of 100% interests in a number of other entities.

In aggregate, the acquired businesses contributed revenues of US$411m to the Group, consisting of revenues from Serasa US$305m, Hitwise US$45m and other acquisitions US$61m, from the date of their acquisition to 31 March 2008. The acquisitions contributed aggregate profit after tax of US$54m to the Group, consisting of the profit after tax of Serasa US$44m, Hitwise US$4m and other acquisitions US$6m, for the periods from their respective acquisition dates to 31 March 2008. If these acquisitions had been completed on 1 April 2007, further revenues of US$132m would have been reported. It has been impracticable to estimate the impact on Group profit after tax had the acquired entities been owned from 1 April 2007, due to the acquired entities having different accounting policies prior to acquisition, previously reporting to different period ends and, in the case of certain of the individually immaterial acquisitions, preparing financial information on a cash basis prior to acquisition.

Details of the net assets acquired at provisional fair values are as follows:

	Serasa		Hitwise		Other acquisitions		**Total**	
	Book value US$m	Fair value US$m	Book value US$m	Fair value US$m	Book value US$m	Fair value US$m	**Book value US$m**	**Fair value US$m**
Intangible assets	96	531	4	76	-	79	**100**	**686**
Property, plant and equipment	61	64	2	2	3	3	**66**	**69**
Deferred tax assets	8	25	–	3	1	1	**9**	**29**
Trade and other receivables	57	53	12	9	38	38	**107**	**100**
Cash and cash equivalents	22	22	21	21	17	17	**60**	**60**
Trade and other payables	(66)	(65)	(34)	(34)	(25)	(26)	**(125)**	**(125)**
Provisions	(5)	(54)	–	–	–	–	**(5)**	**(54)**
Current tax liabilities	(3)	(3)	–	–	–	–	**(3)**	**(3)**
Deferred tax liabilities	(32)	(79)	–	(16)	–	(24)	**(32)**	**(119)**
	138	494	5	61	34	88	**177**	**643**
Goodwill		911		201		169		**1,281**
		1,405		262		257		**1,924**
Satisfied by:								
Cash		1,231		260		181		**1,672**
Acquisition expenses		46		2		6		**54**
Deferred consideration		(19)		–		52		**33**
Acquisition of controlling stake in associate		–		–		10		**10**
Recognition of minority interest		147		–		8		**155**
		1,405		262		257		**1,924**

The book values above are the carrying amounts of each class of asset and liability, determined in accordance with IFRS, immediately before the acquisition.

The fair values set out above contain certain provisional amounts which will be finalised no later than one year after the date of acquisition. Provisional amounts have been included at 31 March 2008 as a consequence of the timing and complexity of the acquisitions. Fair value adjustments in respect of acquisitions made during the year resulted in an increase in book value of US$466m and arose principally in respect of acquisition intangibles. Goodwill represents the synergies, assembled workforce and future growth potential of the businesses acquired.

Deferred consideration is primarily payable in cash up to three years after the date of acquisition and in some cases is contingent on the businesses acquired achieving revenue and profit targets. The deferred consideration settled during the year on acquisitions made in previous years was US$53m.

There have been no material gains, losses, error corrections or other adjustments recognised in the year ended 31 March 2008, that relate to acquisitions that were effected in the current or previous years.

35. Share-based payment arrangements

The Group has a number of equity settled, share-based incentive plans. These include options and awards in respect of shares in Experian Group Limited made at or after demerger together with options and awards previously made in respect of shares in GUS plc which were rolled over into options and awards in respect of shares in Experian Group Limited at demerger.

Prior to the demerger, Experian employees participated in share-based incentive plans in respect of ordinary shares in GUS plc. On demerger, certain GUS options and awards vested early with the majority of Experian participants' outstanding GUS options and awards rolled over into the Experian equivalent share-based incentive plans. Accordingly the following information relates to options and awards held by the Group's employees including details in respect of Experian share-based incentive plans and, where appropriate, GUS share-based incentive plans. Option, award and share prices are disclosed in Sterling as this is the currency in which ordinary shares in Experian Group Limited are quoted and ordinary shares in GUS plc were quoted prior to the demerger.

(a) Share options

(i) Summary of arrangements

Experian Share Option Plan

The Experian Share Option Plan was introduced at demerger and includes options granted at and after demerger together with certain options rolled over from former GUS plans. Arrangements are as follows:

Nature	Grant of options
Vesting conditions:	
– Service period	3 and 4 years
– Performance/Other	n/a
Expected outcome of meeting performance criteria (at grant date)	n/a
Maximum term	10 years
Method of settlement	Share distribution
Expected departures (at grant date)	5%
Option exercise price calculation[1]	Market price over the 3 dealing days preceding the grant

1. Three day averages are calculated by taking middle market quotations of an Experian Group Limited share from the London Stock Exchange daily official list.

Experian Sharesave Plans

A number of Experian Sharesave Plans were introduced during the year ended 31 March 2008 and arrangements are primarily as follows:

Nature	'Save as you earn' schemes
Vesting conditions:	
– Service period	1 year for US scheme 3 or 5 years for other schemes
– Performance/Other	Saving obligation over the vesting period
Expected outcome of meeting performance criteria (at grant date)	n/a
Maximum term	1, 3.5 or 5.5 years
Method of settlement	Share distribution
Expected departures (at grant date)	1 year[2] – 5% 3 years[2] – 30% 5 years[2] – 50%
Option exercise price calculation[1]	15% discount to market price over the 3 dealing days preceding the grant for US scheme 20% discount to market price over the 3 dealing days preceding the grant for other schemes

1. Three day averages are calculated by taking middle market quotations of an Experian Group Limited share from the London Stock Exchange daily official list.
2. The stated values for expected departures include participants who did not meet the saving requirement of the schemes.

35. Share-based payment arrangements (continued)

Experian Roll-over plans (formerly GUS plans)

The arrangements in respect of former GUS share option plans, which were primarily rolled over into Experian equivalent plans at demerger, are as follows:

Arrangements	The 1998 Approved and Non-Approved Executive Share Option Schemes	The North America Stock Option Plan	Savings related share option schemes
Nature	Grant of options	Grant of options	'Save as you earn' schemes
Vesting conditions:			
– Service period	3 years	1, 2 and 3 years	3 or 5 years
– Performance/Other	EPS growth performance condition[1]	n/a	Saving obligation over the vesting period
Expected outcome of meeting performance criteria (at grant date)	Condition is satisfied	n/a	n/a
Maximum term	10 years	6 years	3.5 or 5.5 years
Method of settlement	Share distribution	Share distribution	Share distribution
Expected departures (at grant date)	5%	1 year – 0% 2 years – 15% 3 years – 20%	3 years[2] – 30% 5 years[2] – 50%
Option exercise price calculation[3]	Market price over the 3 dealing days preceding the grant	Market price over the 3 dealing days preceding the grant	20% discount to market price over the 3 dealing days preceding the grant

1. The performance condition for The 1998 Approved and Non-Approved Executive Share Option Schemes required average Benchmark EPS growth to exceed the average growth in the general index of UK retail prices by at least 4% p.a. over a 2 year period. The period of assessment commenced at the date of demerger. This is not a market based performance condition as defined by IFRS 2.
2. The stated values for expected departures include participants who did not meet the saving requirement of the scheme.
3. Three day averages were calculated by taking middle market quotations of a GUS plc share from the London Stock Exchange daily official list. At roll-over, the quantity and exercise price of grants were modified to adjust for the difference between the GUS and Experian share prices.
4. At demerger, a limited number of options and awards remained as GUS options and awards and participants had entitlement to one Home Retail Group share and one Experian share in lieu of each GUS share allocated. To the extent that these share options did not vest in accordance with their conditions, they lapsed during the year ended 31 March 2007 or the year ended 31 March 2008.

(ii) Weighted average share price

	2008 £	2007 £
Weighted average share price of Experian Group Limited [1]	**5.02**	5.90
GUS plc share price at demerger	**n/a**	9.90
Weighted average share price of GUS plc[2]	**n/a**	9.82

1. Experian's weighted average share price for 2007 is for the period from the listing date, 11 October 2006, to 31 March 2007.
2. GUS plc's weighted average share price for 2007 is in respect of the period up to 11 October 2006.

Options in respect of the ordinary shares of Experian Group Limited and GUS plc were exercised on a regular basis throughout the periods that the respective shares were in issue.

35. Share-based payment arrangements (continued)

(iii) Information relating to option valuation techniques

For the above plans the Black-Scholes model is used to determine an appropriate value of the option grants and inputs into the model are calculated as follows:

Expected volatility: Experian Share Option Plan – As shares in Experian Group Limited were newly listed during the year ended 31 March 2007, there was insufficient share price history in order to calculate historical volatility in that year. Accordingly to arrive at a reasonable volatility assumption an analysis of the share price volatility of comparable companies was performed in that year. Subsequently volatility has been calculated as an average over the expected life with an assumption made for volatility in each year of the expected life. Volatility in the first year is now assumed to be the same as implied volatility on grant date. Volatility for year 4 and beyond is assumed to remain at the long run historic volatility. Linear interpolation is assumed for years 2 and 3.

Expected volatility: Experian Sharesave Plans – Calculated as an average over the expected life with an assumption made for volatility in each year of the expected life. Volatility in the first year is assumed to be the same as implied volatility on grant date. Volatility for year 4 and beyond is assumed to remain at the long run historic volatility. Linear interpolation is assumed for years 2 and 3.

Expected volatility: former GUS plans – Calculated as an average over the expected life with an assumption made for volatility in each year of the expected life. Volatility in the first year was assumed to be the same as implied volatility on grant date. Volatility for year 4 and beyond was assumed to remain at the long run (10 year observed) historic volatility. Linear interpolation was assumed for years 2 and 3.

Expected dividend yield – Yields are based on the current consensus analyst forecast figures at the time of grant. The inputs utilised are an average of the forecast over the next three financial years.

Risk-free rate – Rates are obtained from the UK Government Debt Management Office website which details historical prices and yields for gilt strips.

Expected option life to exercise: Experian Share Option Plan – Options under the Experian Share Option Plan vest 50% after 3 years and 50% after 4 years. The expected life is 4 years for the 50% that vest after 3 years and 4.85 years for the 50% that vest after 4 years.

Expected option life to exercise: Experian Sharesave Plans – Options under these plans have expected lives of either 3 or 5 years.

Expected option life to exercise: former GUS plans – Options under The 1998 Approved and Non-Approved Executive Share Option Schemes had expected lives of 4 years, The North America Stock Option Plan had an expected life of 3.75 years and the savings related share option schemes had expected lives of either 3 or 5 years.

Share price on grant date: Experian Share Option Plan – The majority of the grants made in the year ended 31 March 2007 were made on 11 October 2006. As this was Experian's first trading day, the weighted average price of trades was used. For subsequent grants, the closing price on the day of grant was used.

Share price on grant date: Experian Sharesave Plans – The closing price on the day the options were granted.

Share price on grant date: former GUS plans – The closing price on the day the options were granted.

Option exercise price – Exercise price as stated in the terms of each award.

35. Share-based payment arrangements (continued)

(iv) Weighted average estimated fair values and the inputs into the Black-Scholes models – Experian plans

Arrangements	Experian Share Option Plan		Experian Sharesave Plans
	2008	2007	**2008**
Share price on grant date (£)	**5.30**	5.63	**5.83**
Exercise price (£)	**5.22**	5.61	**4.72**
Expected volatility	**29.5%**	28.0%	**26.7%**
Expected dividend yield	**3.6%**	3.3%	**3.8%**
Risk-free rate	**5.2%**	4.9%	**5.7%**
Expected option life to exercise	**3.6 years**	4.4 years	**3.3 years**
Fair value (£)	**1.08**	1.26	**1.58**

(v) Weighted average estimated fair values and the inputs into the Black-Scholes models – former GUS plans

Arrangements	The 1998 Approved and Non-Approved Executive Share Option Schemes	The North America Stock Option Plan
Share price on grant date (£)	9.35	9.35
Exercise price (£)	9.26	9.26
Expected volatility	29.4%	29.1%
Expected dividend yield	3.5%	3.5%
Risk-free rate	4.7%	4.7%
Expected option life to exercise	4 years	3.75 years
Fair value (£)	2.06	2.00

The weighted average estimated fair values and the inputs into the Black-Scholes model for these plans are in respect of the period from 1 April 2006 to the date of demerger. Options over GUS plc shares granted in that period had a weighted average fair value of £2.03. There were no options granted in respect of savings related share option schemes in that period.

(vi) Reconciliation of movement in the number of share options

	Number of options 2008 m	**Weighted average exercise price 2008 £**
Options in respect of shares in Experian Group Limited outstanding at 1 April 2007	**31.4**	**4.73**
New grants	**6.3**	**4.96**
Forfeitures[1]	**(1.8)**	**5.20**
Cancellations	**(0.3)**	**4.52**
Exercised options	**(4.9)**	**4.09**
Expired options	**(0.6)**	**4.88**
Options in respect of shares in Experian Group Limited outstanding at 31 March 2008	**30.1**	**4.85**
Options in respect of shares in Experian Group Limited exercisable at 31 March 2008	**8.3**	**4.20**

1. For arrangements which are 'save as you earn' in nature, this includes non-leavers who have failed the savings requirement.

35. Share-based payment arrangements (continued)

(vi) Reconciliation of movement in the number of share options (continued)

	Number of options 2007 m	Weighted average exercise price 2007 £
Options in respect of shares in GUS plc outstanding at 1 April 2006	28.2	6.90
New grants	7.7	9.26
Forfeitures[1]	(0.8)	7.62
Exercised options	(7.1)	5.71
Options in respect of shares in GUS plc at demerger	28.0	7.83
Less: options rolled over into Home Retail Group share plans	(10.3)	7.50
Less: GUS options forfeited post demerger	(0.3)	7.21
Less: GUS options exercised post demerger	(0.6)	7.29
GUS options rolled into Experian equivalent options	16.8	8.06
Conversion to Experian Group Limited options at the average roll-over ratio of 1.76	12.8	
Experian equivalent roll-over options	29.6	4.56
Options in respect of shares in Experian Group Limited granted on or after demerger	4.2	5.61
Forfeitures[1]	(0.8)	5.09
Exercised options	(1.6)	3.72
Options in respect of shares in Experian Group Limited outstanding at 31 March 2007	31.4	4.73
Options in respect of shares in Experian Group Limited exercisable at 31 March 2007	8.0	3.89

1. For arrangements which are 'save as you earn' in nature, this includes non-leavers who have failed the savings requirement.

(vii) Options in respect of Experian Group Limited shares outstanding at the end of the year

At 31 March 2008

Range of exercise prices	**Number of options**	**Weighted average exercise price[1]**	**Weighted average remaining lives**	
£	**m**	**£**	**Expected years**	**Contractual years**
2-3	**0.2**	**2.85**	**0.4**	**1.1**
3-4	**4.2**	**3.75**	**0.6**	**2.8**
4-5	**11.9**	**4.62**	**1.5**	**5.1**
5-6	**12.7**	**5.34**	**2.6**	**6.9**
6-7	**1.1**	**6.12**	**3.4**	**9.2**
	30.1	**4.85**		

At 31 March 2007

Range of exercise prices	Number of options	Weighted average exercise price[1]	Weighted average remaining lives	
£	m	£	Expected years	Contractual years
2-3	0.2	2.74	1.1	2.3
3-4	7.1	3.71	0.2	3.6
4-5	10.4	4.67	1.7	6.0
5-6	13.8	5.33	3.3	7.7
	31.5	4.73		

1. To the extent that GUS options have been rolled over into the Experian plans, the inputs for share price at grant date and exercise price have been rebased to be comparable with the Experian Group Limited share price at demerger and to reflect the consequent changes to option terms.

35. Share-based payment arrangements (continued)

(b) Share awards

(i) Summary of arrangements

Experian share award plans

The following arrangements include awards made at and after demerger together with awards rolled over from former GUS plans:

Arrangements	Experian Co-Investment Plan	Experian Reinvestment Plan	Experian Performance Share Plan	Experian Free Shares Plan and the Experian UK Approved All-Employee Plan
Nature of arrangement	Grant of shares[1]	Grant of shares[1]	Grant of shares	Grant of shares
Vesting conditions:				
– Service period	4 years	3 to 5 years	5 years	3 years
– Performance	100% – Benchmark profit performance of Group assessed against specified targets[2]	50% – Benchmark profit performance of Group assessed against specified targets[3]	50% – Benchmark profit performance of Group assessed against specified targets[3]	n/a
		50% – n/a	50% – Distribution percentage determined by ranking 'Total Shareholder Return' relative to a comparator group[4]	
Expected outcome of meeting performance criteria (at grant date)	Benchmark profit – 100%	Benchmark profit – 80% Unconditional – 100%	Benchmark profit – 79% TSR – 52.3% – Oct 2006 Grant TSR – 57.4% – Jun 2007 Grant TSR – 29.6% – Nov 2007 Grant	n/a
Maximum term	4 years	5 years	5 years	3.5 years
Method of settlement	Share distribution	Share distribution	Share distribution	Share distribution
Expected departures (at grant date)	5%	5%	5%	15%

1. The grant date is the start of the financial year in which performance is assessed. This is before the quantity of the shares award is determined but the underlying value of the award is known at the grant date, subject to the outcome of the performance condition. The value of awarded shares reflects the performance outcome at the date of their issue to participants. These shares are a nil consideration option but have been classified as an award of shares because of their nature.

2. The Benchmark profit performance condition for the Experian Co-investment Plan requires Benchmark profit before tax growth to exceed 6% over a 3 year period. The period of assessment commences at the beginning of the financial year of grant. This is not a 'market-based' performance condition as defined by IFRS 2.

3. The Benchmark profit performance condition for the Experian Reinvestment Plan and Experian Performance Share Plan requires Benchmark profit before tax growth at least to exceed 7% over a 3 year period with the condition fully satisfied if Benchmark profit before tax growth is 14%. The period of assessment commences at the beginning of the financial year of grant. This is not a 'market-based' performance condition as defined by IFRS 2. The condition is applied to half of the awarded shares.

4. The Experian Performance Share Plan 'Total Shareholder Return' is considered a 'market-based' performance condition as defined by IFRS 2. It has been valued using a Monte Carlo simulation with historic volatilities and correlations for comparator companies measured over the 3 year period preceding valuation and an implied volatility for Experian Group Limited. The condition is applied to half of the awarded shares.

35. Share-based payment arrangements (continued)

Former GUS share award plans

The arrangements in respect of former GUS plans which were in place in the period to the date of demerger were as follows:

Arrangements	Co-Investment Plan – Matching shares	Performance Share Plan
Nature	Grant of shares[1]	Grant of shares
Vesting conditions:		
– Service period	4 years	3 years
– Performance	Benchmark profit performance of Group/Division assessed against specified targets	Distribution percentage determined by ranking 'Total Shareholder Return' relative to a comparator group[2]
Expected outcome of meeting performance criteria (at grant date)	n/a	60.0% for the June 2005 grant 50.6% for the June 2006 grant
Maximum term	4 years	3 years
Method of settlement	Share distribution	Share distribution
Expected departures (at grant date)	7%	5%

1. The matching shares are a nil consideration option but have been classified as an award of shares because of their nature. The grant date is the start of the financial year in which performance is assessed. This is before the quantity of the shares award is determined but the underlying value of the award is known at the grant date, subject to the outcome of the performance condition. The value of awarded shares reflects the performance outcome at the date of their issue to participants.
2. This condition is considered a 'market-based' performance condition as defined by IFRS 2. The awards were valued using a Monte Carlo simulation with historic volatilities and correlations measured over the three year period preceding valuation.

(ii) Information relating to share grant valuation techniques

The majority of the grants under the Experian share award plans were made on the first day of trading for Experian Group Limited shares and trading was particularly volatile on that day. The weighted average share price for that day's trading was used to determine the value of demerger share awards. For the former GUS plans the value of awards is determined as the market closing price on the date awarded grants are issued to participants. For the Experian Reinvestment Plan and the former GUS Co-Investment Plan, this occurs after the first year of performance is assessed. Where appropriate market-based performance conditions are included in the fair value measurement on grant date and are not revised for actual performance.

Participants in the share award plans have an entitlement to dividend distributions on awarded shares from the issue date until the date of vesting. The market price on the day of valuation is considered inclusive of such future dividend distributions and no modifications are made for dividend distributions or other factors.

35. Share-based payment arrangements (continued)

(iii) Reconciliation of share awards outstanding

	Number of awards 2008 m
Awards in respect of shares in Experian Group Limited outstanding at 1 April 2007	**24.6**
New grants	**2.1**
Forfeitures	**(2.5)**
Vesting	**(0.5)**
Awards in respect of shares in Experian Group Limited outstanding at 31 March 2008	**23.7**

	Number of awards 2007 m
Awards in respect of shares in GUS plc outstanding at 1 April 2006	5.0
New grants	2.8
Vesting	(4.2)
Awards in respect of shares in GUS plc outstanding at demerger	3.6
Less: awards rolled over into Home Retail Group share plans	(0.7)
GUS share awards to Experian participants at demerger	2.9
Conversion to Experian awards at the average roll-over ratio of 1.78	2.3
Experian equivalent roll-over awards	5.2
Awards in respect of shares in Experian Group Limited on or after demerger	19.8
Forfeitures	(0.4)
Awards in respect of shares in Experian Group Limited outstanding at 31 March 2007	24.6

For Experian share award plans there were 2,089,674 (2007: 19,780,729, including an award of 757,747 to a director) shares granted in the year, with a weighted average award fair value of £5.67 (2007: £5.20). For former GUS plans there were 2,814,465 shares granted in the year ended 31 March 2007, with a weighted average award fair value of £6.74.

(c) Modification of GUS awards to Experian participants

(i) Details of modification

Prior to demerger, Experian participants held share incentive grants with entitlement to GUS share distributions. On demerger, the majority of outstanding options and awards were rolled over into plans with entitlement to Experian Group Limited share distributions. As detailed below, the quantity and exercise price of options and awards were modified to maintain a compensation equivalent to that of the original GUS grants. The incremental fair value of the modification, recognised in the year ended 31 March 2007, was US$8m which was reported as an exceptional charge. The incremental fair value results primarily from an assumption in respect of the higher volatility of the Experian share price.

(ii) Information relating to modified share options and awards

In the year ended 31 March 2007, a total of 16.9m GUS options were rolled over into 30.0m Experian Group Limited options. A Black-Scholes model was used to determine the fair value of GUS and Experian Group Limited options for modified grants and the weighted average estimated fair values and the inputs into these models were as follows:

	GUS awards	Experian awards
Share price on modification date (£)	9.90	5.62
Exercise price (£)	8.08	4.57
Expected volatility	25.6%	27.6%
Expected dividend yield	3.7%	3.7%
Risk-free rate	4.9%	4.9%
Expected option life to exercise	3.5 years	3.5 years
Fair value (£)	2.71	1.64

In the year ended 31 March 2007, awards in respect of 4.9m GUS shares with a weighted average fair value of £8.14 per share were rolled over into 8.7m Experian shares with a weighted average fair value of £4.67 per share.

35. Share-based payment arrangements (continued)

(d) Other share awards

During the year ended 31 March 2007, Experian Group Limited issued put options to a small number of employees who owned an equity interest in a subsidiary. Under the terms of the associated agreement, these options vested on 31 March 2008 assuming the employees remained with the Group and they are exercisable from that date onwards. These options are accounted for under IFRS 2 as performance conditions are linked to employment with the subsidiary. The options will be exercisable at a value based on 20% of the prevailing market value of the subsidiary for which these employees work and this value is capped at US$50m. The options will be settled in Experian Group Limited shares and at the time of the agreement the expected number of shares was 122,000. The options were purchased for US$0.7m by the employees at fair value as calculated by third party valuation specialists based on the revenue forecast model of the subsidiary. No cost will arise over the vesting period as the purchase price of the option was its market value.

During the year ended 31 March 2008 107,000 shares with a fair value of US$1m were released in connection with this arrangement. At 31 March 2008 the expected number of shares still to be released was 98,000.

(e) Summary of the total cost of share-based compensation

	2008 US$m	2007 US$m
Share options	**15**	30
Share awards	**51**	72
Total expense recognised (all equity settled)	**66**	102
Cost of associated social security obligations[1]	**10**	4
Total expense recognised in Group income statement	**76**	106
The expense is reported as follows:		
Employee cost included in Benchmark PBT	**22**	34
Charge in respect of demerger-related equity incentive plans (excluded from Benchmark PBT)	**43**	23
Exceptional item – charge on early vesting and modification of share awards at demerger of Experian and Home Retail Group[2]	**–**	23
Exceptional item – other costs incurred relating to the demerger of Experian and Home Retail Group	**1**	7
Discontinued operations	**–**	15
Total expense recognised (all equity settled)	**66**	102
Costs of associated social security obligations:		
Included in Benchmark PBT	**4**	3
Excluded from Benchmark PBT	**6**	1
Total expense recognised in Group income statement[3]	**76**	106

1. The costs of associated social security obligations include the costs of derivatives entered into in connection with such obligations.
2. The charge for the year ended 31 March 2007 comprised US$15m on the early vesting of certain GUS awards at demerger and, as indicated in note (c) above, a charge of US$8m for the incremental fair value of modifications.
3. The charge for the year ended 31 March 2008 is in respect of continuing operations. The charge for the year ended 31 March 2007 comprised US$91m in respect of continuing operations and US$15m in respect of discontinued operations.

36. Operating lease commitments – minimum lease payments

	2008 US$m	2007 US$m
Commitments under non-cancellable operating leases expiring in:		
Less than one year	**74**	65
Between one and five years	**149**	150
More than five years	**59**	64
	282	279

The Group leases offices and technology under non-cancellable operating lease agreements. These leases have varying terms, escalation clauses and renewal rights.

37. Capital commitments

	2008 US$m	2007 US$m
Capital expenditure for which contracts have been placed:		
Property, plant and equipment	**4**	11
Intangible assets	**11**	–
	15	11

38. Contingencies

In North America and Latin America, there are a number of pending and threatened litigation claims involving Experian which are being vigorously defended. The directors do not believe that the outcome of any such pending or threatened litigation will have a material adverse effect on the Group's financial position. However, as is inherent in legal proceedings, there is a risk of outcomes unfavourable to the Group. In the case of unfavourable outcomes the Group would benefit from applicable insurance recoveries.

39. Related parties

The ultimate parent company of the Group is Experian Group Limited which is incorporated in Jersey. The principal subsidiary and associate undertakings at 31 March 2008 are shown in note Q to the financial statements of that company.

The following transactions were carried out with related parties of Experian:

Associates
During the year the Group made net sales and recharges, under normal commercial terms and conditions that would be available to third parties, to FARES and its associate First Advantage Corporation of US$28m (2007: US$29m). Amounts receivable from FARES are shown within note 21. These amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received in the year in connection with the Group's trading with these entities. No provisions have been made for doubtful debts in respect of the amounts owed by associates.

Subsidiaries
Transactions between the ultimate parent company and its subsidiaries, and between subsidiaries, have been eliminated on consolidation.

Home Retail Group
Home Retail Group is no longer a related party of the Group and there has been no charge in the year (2007: US$0.3m) in respect of services provided under the terms of the demerger agreement. At 31 March 2007, there was an amount owed by the Group to Home Retail Group of US$20m in respect of corporation tax liabilities at demerger and this balance was settled during the year ended 31 March 2008. Other transactions with Home Retail Group are made on normal commercial terms and conditions available to third parties.

Key management personnel
Remuneration of key management personnel is disclosed in note 8. Other than remuneration, there were no material transactions or balances between the Group and its key management personnel or members of their close families in either the current or previous year.

Other related parties
There were no other material related party transactions. Services are usually negotiated with related parties on a cost-plus basis and goods are bought on the basis of the price lists in force with non-related parties.

Report of the auditors: parent company financial statements

Independent auditors' report to the members of Experian Group Limited

We have audited the parent company financial statements of Experian Group Limited for the year ended 31 March 2008 which comprise the parent company balance sheet, the parent company profit and loss account and the related notes and those parts of the report on directors' remuneration described as being audited. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Group financial statements of Experian Group Limited for the year ended 31 March 2008.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the report on directors' remuneration and the parent company financial statements in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Article 110 of the Companies (Jersey) Law 1991 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Jersey) Law 1991. We also report to you whether in our opinion the information given in the directors' report is consistent with the parent company financial statements.The information given in the directors' report includes that specific information presented in the business review that is cross referred from the directors' report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records or if we have not received all the information and explanations we require for our audit.

We read the other information contained in the annual report, and consider whether it is consistent with the audited parent company financial statements.This other information comprises only the Group financial highlights, the directors' report, the chairman's statement, the business review, the board of directors, the unaudited part of the report on directors' remuneration, the corporate governance statement and the other items as referred to on the contents listing.We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

We also review whether the report on directors' remuneration complies with the requirements of the Listing Rules of the United Kingdom Financial Services Authority and report to you any non compliance.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2008 and of the loss for the year then ended;
- the parent company financial statements have been properly prepared in accordance with the Companies (Jersey) Law 1991; and
- the information given in the directors' report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom

20 May 2008

Parent company profit and loss account

for the year ended 31 March 2008

	Notes	2008 £m	2007 £m
Administrative expenses		**(15.7)**	(13.0)
Operating loss	C	**(15.7)**	(13.0)
Net interest (expense)/income	D	**(0.5)**	8.7
Net foreign exchange gain		**1.0**	0.1
Loss on ordinary activities before taxation		**(15.2)**	(4.2)
Tax on loss on ordinary activities	E	**–**	–
Loss for the financial year	L	**(15.2)**	(4.2)

The comparative figures cover the period from 30 June 2006 to 31 March 2007.

The Company has no recognised gains and losses other than those included in the profit and loss account, and therefore no separate statement of total recognised gains and losses has been presented.

Parent company balance sheet

at 31 March 2008

	Notes	2008 £m	2007 £m
Fixed assets			
Tangible assets	G	**1.4**	0.2
Investments in group undertakings	H	**3,848.9**	1,137.3
		3,850.3	1,137.5
Current assets			
Debtors – due within one year	I	**2,058.1**	4,834.9
Cash at bank and in hand		**0.2**	7.4
		2,058.3	4,842.3
Current liabilities			
Creditors – amounts due within one year	J	**(14.0)**	(90.1)
Net current liabilities		**2,044.3**	4,752.2
Net assets		**5,894.6**	5,889.7
Capital and reserves			
Called up share capital	K	**54.7**	54.7
Share premium account	K	**777.5**	773.8
Profit and loss account	L	**5,062.4**	5,061.2
Total equity shareholders' funds	M	**5,894.6**	5,889.7

The financial statements on pages 132 to 141 were approved by the board on 20 May 2008 and were signed on its behalf by:

John Peace
Director

Notes to the parent company financial statements

for the year ended 31 March 2008

A. Corporate information

Experian Group Limited (the 'Company') is incorporated and registered in Jersey as a public company limited by shares. The principal legislation under which the Company operates is Jersey Companies Law and regulations made thereunder.

The principal activity of the Company is to act as the ultimate holding company of the Experian Group (the 'Group'), whose principal activity is business services.

The shares of the Company are listed on the London Stock Exchange.

B. Basis of preparation and significant accounting policies

Basis of preparation
The separate financial statements of the Company are presented in compliance with the requirements for companies whose shares are listed on the London Stock Exchange. The comparative figures cover the period from incorporation on 30 June 2006 to 31 March 2007. The financial statements are presented in Sterling as that is the functional currency of the Company. In determining its functional currency the directors have determined the primary economic environment in which the Company operates.

The financial statements have been prepared on a going concern basis and under the historical cost convention, modified by the revaluation of certain financial instruments, and in accordance with the Companies (Jersey) Law 1991 and United Kingdom Generally Accepted Accounting Practice ('UK GAAP').

These separately presented Company financial statements comprise the profit and loss account, balance sheet and related notes. The Company has taken advantage of the exemption from preparing a cash flow statement under the terms of FRS 1 'Cash Flow Statements'. The Company is also exempt under the terms of FRS 8 'Related Party Disclosures' from disclosing transactions with other members of the Group.

The Experian Group Limited consolidated financial statements for the year ended 31 March 2008 contain financial instrument disclosures required by IFRS 7 'Financial Instruments: Disclosure and Presentation' and these would also comply with the disclosures required by FRS 29 'Financial Instruments: Disclosure and Presentation'. Accordingly, the Company has taken advantage of the exemption in FRS 29 and has not presented separate financial instrument disclosures.

Significant accounting policies
The significant accounting policies of the Company are noted below.

Tangible fixed assets
Leasehold improvements are depreciated over the shorter of the estimated life of the asset and the remaining life of the lease.

Leases
Gross rental income receivable and payable in respect of operating leases is recognised on a straight line basis over the periods of the leases.

Investments in group undertakings
Investments in group undertakings are stated at cost less provision considered necessary for any impairment.

Impairment of fixed assets
Where there is an indication of impairment, fixed assets are subject to review for impairment in accordance with FRS 11 'Impairment of Fixed Assets and Goodwill'. Any impairment is recognised in the year in which it occurs.

Debtors and creditors
Debtors are initially recognised at fair value and carried at the lower of cost and recoverable amount. Where the time value of money is material, debtors are carried at amortised cost. Creditors are initially recognised at fair value and carried at amortised cost if the time value of money is material.

Cash
Cash includes cash in hand, deposits held at call with banks and other short-term highly liquid investments.

Accounting for derivative financial instruments
The Company uses forward foreign exchange contracts to manage its exposures to fluctuations in foreign exchange rates.

B. Basis of preparation and significant accounting policies (continued)

The interest differential reflected in forward foreign exchange contracts is taken to interest expense. Forward foreign exchange contracts are recognised at fair value, based on forward foreign exchange market rates at the balance sheet date. Gains or losses on forward foreign exchange contracts are taken directly to net foreign exchange gains or losses in the profit and loss account.

Deferred tax
Deferred tax is provided in respect of timing differences that have originated but not reversed at the balance sheet date and is determined using the tax rates that are expected to apply when the timing differences reverse. Deferred tax assets are recognised only to the extent that they are expected to be recoverable.

Own shares
The Experian Group Limited Employee Share Trust, the Experian UK Approved All-Employee Share Plan and the GUS plc ESOP Trust are separately administered trusts. Liabilities of these trusts are guaranteed by the Company and the assets of the trusts mainly comprise shares in the Company. The assets, liabilities and expenses of the trusts are included in the Company's financial statements as if they were the Company's own. Such shares held by the trusts are shown as a deduction from total equity shareholders' funds at cost.

Share-based payments
The Group has a number of equity settled, share-based compensation plans. These include options and awards in respect of shares in the Company made at or after demerger together with options and awards previously granted in respect of shares in GUS plc which were rolled over into options and awards in respect of shares in the Company at demerger.

The fair value of such options and awards granted to employees of the Company is recognised after taking into account the Company's best estimate of the number of options and awards expected to vest. The Company revises the vesting estimate at each balance sheet date and non-market performance conditions are included in the vesting estimates. Amounts are recognised over the vesting period. Fair value is measured at the date of grant using whichever of the Black-Scholes model, Monte Carlo model and closing market price is most appropriate to the award. Market based performance conditions are included in the fair value measurement on grant date and are not revised for actual performance.

The issuance by the Company of share incentives to employees of its subsidiaries represents additional capital contributions and the fair value of such options and awards is therefore recognised as an increase in the Company's investment in group undertakings with a corresponding increase in total equity shareholders' funds.

C. Operating loss

The operating loss is stated after charging:

(i) Staff costs	2008 £m	2007 £m
Directors' fees	**1.1**	0.4
Wages and salaries	**0.4**	0.2
	1.5	0.6

The Company employed an average of two (2007: one) employees during the year. Executive directors of the Company are employed by other companies within the Group.

Details of the remuneration of directors are given in the audited part of the report on directors' remuneration on pages 58 to 63.

(ii) Fees payable to the Company's auditor and its associates	2008 £m	2007 £m
Fees payable to the Company's auditor for the audit of the Group financial statements	**0.3**	0.3
Fees payable to the Company's auditor and its associates for other services:		
Services in respect of the demerger (included in exceptional items)	**–**	0.6
	0.3	0.9

Fees payable to the Company's auditor for the audit of the parent company financial statements were £40,000 (2007: £30,000).

(iii) Exceptional items	2008 £m	2007 £m
Costs incurred relating to the demerger of Home Retail Group and Experian	**–**	4.6

C. Operating loss (continued)

(iv) Net operating lease rental expense	2008 £m	2007 £m
Costs incurred relating to a property lease	**0.3**	–

D. Net interest (expense)/income

	2008 £m	2007 £m
Interest income:		
External interest income	**0.2**	0.3
Interest on amounts owed by subsidiary undertakings	–	8.0
Unwinding of discount on amount owed by subsidiary undertaking	–	0.7
	0.2	9.0
Interest expense:		
Interest on amounts owed to subsidiary undertakings	–	(0.3)
Discount on amount owed by subsidiary undertaking	**(0.7)**	–
	(0.7)	(0.3)
Net interest (expense)/income	**(0.5)**	8.7

E. Tax on loss on ordinary activities

(i) Tax charge for the year

There was no tax charge for the year (2007: £nil). The applicable rate of corporation tax in Ireland is 25% for investment income (12.5% for trading income). The reconciliation of the tax charge for the year is as follows:

	2008 £m	2007 £m
Loss on ordinary activities before taxation	**(15.2)**	(4.2)
Loss on ordinary activities before tax multiplied by the applicable rate of corporation tax in Ireland of 25% (12.5% for trading income)	**(3.8)**	(1.1)
Effects of:		
Income not taxable	–	(0.1)
Expenses not deductible	**0.4**	1.2
Tax losses not utilised	**3.4**	–
Current tax charge for the year	–	–

(ii) Factors that may affect future tax charges

In the foreseeable future, the Company's tax charge will continue to be influenced by the nature of its income and expenditure in subsequent accounting periods and could be affected by changes in tax law.

(iii) Tax effect of exceptional items

The exceptional items included within the Company's administrative expenses in the year ended 31 March 2007 were not deductible for tax purposes.

F. Dividend

During the year the Company paid interim equity dividends of £30.9m (2007: £20.4m) to ordinary shareholders. The directors propose a further dividend of 12 US cents per ordinary share for the year ended 31 March 2008. This dividend is not included as a liability in the current year financial statements as it was not announced before 31 March 2008. For further details of payment arrangements see note 14 in the Experian Group financial statements. Additionally, in the period ended 31 March 2007, there was a dividend in specie of £3,497.5m relating to the demerger of Home Retail Group.

ction

G. Tangible fixed assets – short leasehold properties

Year ended 31 March 2008	£m
Cost	
At 1 April 2007	0.2
Additions	1.3
At 31 March 2008	**1.5**
Depreciation	
At 1 April 2007	–
Charge for the year	0.1
At 31 March 2008	**0.1**
Net Book Value at 31 March 2007	0.2
Net Book Value at 31 March 2008	**1.4**

Period ended 31 March 2007	£m
Cost	
Additions	0.2
At 31 March 2007	**0.2**
Depreciation	
Charge for the period	–
At 31 March 2007	**–**
Net Book Value at 31 March 2007	**0.2**

H. Investments in group undertakings

Year ended 31 March 2008	Shares in group undertakings £m	Long-term loan to subsidiary undertaking £m	Total £m
Cost			
At 1 April 2007	1,137.3	–	**1,137.3**
Additions	2,711.6	–	**2,711.6**
At 31 March 2008	**3,848.9**	**–**	**3,848.9**
Period ended 31 March 2007			
Cost			
Additions	812.2	2,864.3	**3,676.5**
Transfer from subsidiary undertakings	8,675.6	–	**8,675.6**
Disposals	(6,381.6)	–	**(6,381.6)**
Reclassification of long-term loan to subsidiary undertaking (see below)	(1,968.9)	(2,864.3)	**(4,833.2)**
At 31 March 2007	**1,137.3**	**–**	**1,137.3**

At 31 March 2007, the total investment in group undertakings included £4,833.2m in respect of an advance to Experian Investment Holdings Limited. During the year ended 31 March 2008, the amount of this advance has been reduced by £2,791.2m in connection with a Group restructuring and the remaining amount due from this group undertaking has been reclassified within debtors due within one year on the grounds that this better represents the substance of the arrangement. In accordance with the requirements of FRS 28 'Corresponding Amounts' the corresponding amount has been adjusted in the above table and in note I. The associated unwind of discount which was recognised in the year ended 31 March 2007 has been reversed in the profit and loss account for the year ended 31 March 2008.

Business review 6 – 37

Governance 38 – 64

Financial statements Company financial statements

H. Investments in group undertakings (continued)

Additions in the year ended 31 March 2008 comprised the fair value of the share incentives issued to employees of subsidiary undertakings during the year of £33.0m and subscriptions of £150.0m for share capital of Experian Ireland Investments Limited and £2,528.6m for share capital in Experian Finance Holdings Limited, a company which was newly incorporated during the year.

At 31 March 2008, the investment in group undertakings directly held by the Company comprised the holdings of the whole of the issued share capital of the following companies:

	Country of incorporation	Principal activity
Experian Investment Holdings Ltd	England and Wales	Holding company
Experian Group Services Ltd	Ireland	Administrative services
Experian Ireland Investments Ltd	Ireland	Finance company
Experian Finance Holdings Limited	Ireland	Finance company

A list of the Company's other principal subsidiary undertakings, none of which is held directly by the Company, is given at note Q.

I. Debtors – due within one year

	2008 £m	2007 £m
Amounts owed by subsidiary undertakings	**2,055.6**	4,833.3
Taxation recoverable	**2.2**	1.6
Other prepayments and accrued income	**0.3**	–
	2,058.1	4,834.9

J. Creditors – amounts due within one year

	2008 £m	2007 £m
Bank overdraft	**0.2**	0.7
Amounts owed to subsidiary undertakings	**13.0**	88.7
Accruals and deferred income	**0.4**	0.3
Other creditors	**0.4**	0.4
	14.0	90.1

At 31 March 2008, the Company had undrawn committed borrowing facilities of £565m (2007: £1,250m), all of which expire more than two years after the balance sheet date.

K. Share capital and share premium

Year ended 31 March 2008	Number of shares m	Share capital £m	Share premium £m
At 1 April 2007	1,022.3	54.7	773.8
Allotted under share option schemes	1.1	–	3.7
At 31 March 2008	**1,023.4**	**54.7**	**777.5**
Period ended 31 March 2007			
At 30 June 2006 on incorporation	–	–	–
Issued on demerger of Home Retail Group	877.4	46.9	8,628.7
Capital reduction on 6 October 2006	–	–	(8,628.7)
Issued by way of Global Offer	142.9	7.7	792.3
Global Offer issuance costs	–	–	(22.8)
Allotted under share option schemes	2.0	0.1	4.3
At 31 March 2007	**1,022.3**	**54.7**	**773.8**

Authorised and issued share capital

At 31 March 2008 and 31 March 2007 the authorised share capital of the Company was US$200m, divided into 1,999,999,980 ordinary shares of 10 US cents each and 20 deferred shares of 10 US cents each. The ordinary shares carry the right to dividend, the right to attend or vote at general meetings of the Company and the right to participate in the assets of the Company beyond repayment of the amounts paid up or credited as paid up on them. The deferred shares carry no such rights.

ction

Business review 6 – 37

Governance 38 – 64

Financial statements
Company financial statements

K. Share capital and share premium (continued)

At 31 March 2008, 1,023,419,769 (2007: 1,022,281,806) ordinary shares and 20 (2007: 20) deferred shares each had been allotted, called up and fully paid. During the year ended 31 March 2008, 1,137,963 ordinary shares were allotted on the exercise of share options. Since 31 March 2008, 31,636 ordinary shares in the Company have been issued in connection with the exercise of share options.

On 10 October 2006, the Company issued 877,444,999 ordinary shares in connection with the transfer of GUS plc and its subsidiaries to the Company as part of the demerger process at a fair value of £8,675.6m. On 11 October 2006 the Company issued a further 142,857,143 ordinary shares of 10 US cents each by way of a Global Offer. A further 1,979,664 ordinary shares were allotted between 11 October 2006 and 31 March 2007 on the exercise of share options.

Share premium

Share premium of £3.7m was created in the year ended 31 March 2008 when ordinary shares were allotted under share option schemes.

Share premium of £8,628.7m arose in the period ended 31 March 2007, in connection with the issue of 877,444,999 ordinary shares as part of the demerger process, and comprised the excess of the fair value of the net assets of £8,675.6m acquired over the nominal value of the shares issued of £46.9m.

On 10 October 2006, following the approval of the Jersey Court under Article 63 of the Companies (Jersey) Law 1991, the Company reduced its share capital. This gave rise to a reduction of £8,628.7m in the share premium account and a corresponding increase in the profit and loss account reserve.

As a result of the Company issuing 142,857,143 ordinary shares, by way of Global Offer, at a price of £5.60 per share, additional share premium of £792.3m was created being the excess of the proceeds of the shares issued over their nominal value. Related issue costs of £22.8m were charged against the share premium account. Additional share premium of £4.3m was created in the balance of that period when ordinary shares were allotted under share option schemes.

The share premium account is not available for distribution.

L. Reserves

Year ended 31 March 2008	Own shares £m	Profit and loss account £m	Total profit and loss account reserve £m
At 1 April 2007	(86.0)	5,147.2	**5,061.2**
Loss for the financial year	–	(15.2)	**(15.2)**
Equity dividends paid during the year	–	(30.9)	**(30.9)**
Purchase of own shares by employee trusts	(3.2)	–	**(3.2)**
Exercise of share options	22.7	(5.2)	**17.5**
Credit in respect of share incentive schemes	–	33.0	**33.0**
At 31 March 2008	**(66.5)**	**5,128.9**	**5,062.4**

Period ended 31 March 2007	Own shares £m	Profit and loss account £m	Total profit and loss account reserve £m
Loss for the financial period	–	(4.2)	**(4.2)**
Transfer to profit and loss account on reduction in share capital	–	8,628.7	**8,628.7**
Equity dividends paid during the year	–	(20.4)	**(20.4)**
Dividend in specie relating to the demerger of Home Retail Group	–	(3,497.5)	**(3,497.5)**
Transfer of own shares at fair value	(80.1)	17.0	**(63.1)**
Purchase of own shares by employee trusts	(33.6)	–	**(33.6)**
Exercise of share options	27.7	–	**27.7**
Credit in respect of share incentive schemes	–	23.6	**23.6**
At 31 March 2007	**(86.0)**	**5,147.2**	**5,061.2**

Own shares represent the cost of shares in the Company held by the following trusts to satisfy the Group's obligations under its share incentive plans:

	2008 Number of shares	2007 Number of shares
Experian Group Limited Employee Share Trust	**11,970,952**	13,419,683
Experian UK Approved All Employee Share Plan	**834,965**	926,565
GUS plc ESOP Trust	**–**	2,340,100
	12,805,917	16,686,348

L. Reserves (continued)

During the year ended 31 March 2008, a total of 509,518 (2007: 6,670,514) ordinary shares were purchased by the trusts at a cost of £3.2m (2007: £33.6m). During the period ended 31 March 2007, a total of 15,090,260 shares were transferred from GUS plc to Experian Group Limited on the novation of GUS plc's interest in the GUS plc ESOP Trust for a fair value of £63.1m. Subsequently a number of these shares were transferred into the Experian Group Limited Employee Share Trust. During the year ended 31 March 2008, 4,289,949 (2007: 5,564,520) ordinary shares were transferred from the trusts to beneficiaries of the Group's share incentive plans. The GUS plc ESOP Trust ceased to operate during the year with the balance of the shares held therein at 31 March 2007 either transferred to beneficiaries of the Group's share incentive plans or transferred to the Experian Group Limited Employee Share Trust during the year ended 31 March 2008.

As indicated in note F, during the year ended 31 March 2008 equity dividends of £30.9m (2007: £20.4m) were paid by the Company to those Experian Group Limited shareholders who did not elect to receive dividends under the Income Access Share ('IAS') arrangements. In total, dividends of £91.4m (2007: £28.5m in the post demerger period) were paid in the year of which £60.5m (2007: £8.1m in the post demerger period) were paid by Experian Finance plc under the IAS arrangements. Further details of the IAS arrangements are given in note 14 to the Group financial statements.

M. Reconciliation of movements in total equity shareholders' funds

	2008 £m	2007 £m
Loss for the financial year	**(15.2)**	(4.2)
Equity dividends paid during the financial year	**(30.9)**	(20.4)
Dividend in specie relating to the demerger of Home Retail Group	–	(3,497.5)
Transfer of own shares at fair value	–	(63.1)
Purchase of own shares by employee trusts	**(3.2)**	(33.6)
Share issues on demerger of Home Retail Group	–	8,675.6
Share issues by way of Global Offer	–	777.2
Exercise of share options	**21.2**	32.1
Credit in respect of share incentive schemes	**33.0**	23.6
Net increase in total equity shareholders' funds	**4.9**	5,889.7
Opening total equity shareholders' funds	**5,889.7**	–
Closing total equity shareholders' funds	**5,894.6**	5,889.7

N. Commitments

(i) Capital commitments

There are no significant capital commitments relating to the Company.

(ii) Operating lease commitments

The Company has an annual commitment of £0.3m (2007: £0.3m) in respect of a property lease and this commitment expires in more than five years.

O. Contingencies

At 31 March 2008 and 31 March 2007, the Company was the guarantor for the retirement benefit obligations of the Group companies that participate in the Experian Pension Scheme.

P. Share options and awards

Details of options and awards in respect of the ordinary shares of the Company which are outstanding at the balance sheet date are given in note 35 to the Group financial statements together with a summary of the total cost of share-based compensation in respect of such schemes. These include options and awards outstanding and the cost of share-based compensation in respect of employees of the Company but these are not separately disclosed within the Company's financial statements as the amounts involved are not material. Details of options and awards granted to directors of the Company are contained in the report on directors' remuneration on pages 59 to 61.

Q. Principal subsidiary and associate undertakings

The principal subsidiary and associate undertakings at 31 March 2008, all of which are included in the Group financial statements, are listed below.

	Country of incorporation	Percentage of ordinary shares held
Experian Finance plc (formerly GUS plc)	England and Wales	100%
Experian Holdings Limited	England and Wales	100%
Experian Limited	England and Wales	100%
Experian Integrated Marketing Limited (formerly ClarityBlue Limited)	England and Wales	100%
QAS Limited	England and Wales	100%
Hitwise Pty Ltd	Australia	100%
Serasa SA	Brazil	70%
Experian A/S	Denmark	100%
Experian Holdings France S.A.	France	100%
CreditInform AS	Norway	100%
Experian North America, Inc.	USA	100%
ConsumerInfo.com Inc.	USA	100%
PriceGrabber.com, Inc.	USA	100%
LowerMyBills, Inc.	USA	100%
Experian Information Solutions Inc.	USA	100%
Experian Services Corporation	USA	100%
Experian Marketing Solutions Inc.	USA	100%
Associate		
First American Real Estate Solutions LLC	USA	20%

None of the above undertakings is directly held by Experian Group Limited.

Shareholder information

Ordinary shareholders

There were 43,178 holders of ordinary shares at 31 March 2008 and their holdings can be analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of ordinary shares	Percentage of ordinary shares
Over 1,000,000	134	0.3	827,645,745	80.8
100,001 – 1,000,000	332	0.8	112,911,608	11.0
10,001 – 100,000	1,016	2.4	29,345,514	2.9
5,001 – 10,000	1,457	3.4	9,934,106	1.0
2,001 – 5,000	6,009	13.9	18,321,420	1.8
1 – 2,000	34,230	79.2	25,261,376	2.5
	43,178	100.0	1,023,419,769	100.0

Shareholders are further analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of ordinary shares	Percentage of ordinary shares
Corporates	9,617	22.3	971,049,904	94.9
Individuals	33,561	77.7	52,369,865	5.1
	43,178	100.0	1,023,419,769	100.0

Corporate website

A full range of investor information is available at www.experiangroup.com. The 2008 annual general meeting ('AGM') will be held at the Four Seasons Hotel, Simmonscourt Road, Dublin 4, Ireland at 9.30am on Wednesday, 16 July 2008; further details are contained in the notice of meeting and on the website.

Electronic shareholder communication

Shareholders may register for Shareview, an electronic communication service provided by Equiniti Limited on behalf of the Company's Registrars, Equiniti (Jersey) Limited. Registration is via the Company's website, www.experiangroup.com, or direct via www.experianshareview.com.

The service enables shareholders to access a comprehensive range of shareholder services online, including dividend payment information, the ability to check shareholdings, amend address or bank details and submit AGM proxy voting instructions.

When registering for Shareview, shareholders can select their preferred communication method – post or email.
All shareholders will receive a written notification of the availability on the Company's website of shareholder documents, such as the annual report unless they have elected to either (i) receive such notification via email or (ii) receive paper copies of shareholder documents where such documents are available in that format.

Dividend Reinvestment Plan ('DRIP')

The DRIP enables shareholders to use their cash dividends to purchase Experian shares. Shareholders who wish to participate in the DRIP for the first time, in respect of the second interim dividend for the year ended 31 March 2008 to be paid on 25 July 2008, should return a completed and signed DRIP mandate form to be received by the Registrars, by no later than 27 June 2008. For further details please contact the Company's Registrars.

Capital Gains Tax ('CGT') base cost for UK shareholders
On 10 October 2006, GUS plc separated its Experian business from its Home Retail Group business by way of demerger. Following the demerger, GUS shareholders at 4.30pm on Friday, 6 October 2006 were entitled to receive one share in Experian Group Limited and one share in Home Retail Group plc for every share they held in GUS plc at that time.

The previous base cost of any GUS plc shares held at 4.30pm on 6 October 2006 is apportioned for UK CGT purposes in the following ratio: 58.235% to Experian Group Limited shares and 41.765% to Home Retail Group plc shares (based on the closing prices of the respective shares on their first day of trading after their admission to the Official List of the London Stock Exchange on 11 October 2006).

For GUS plc shares acquired prior to the demerger of Burberry on 13 December 2005 which are affected by both the Burberry demerger and the subsequent separation of Experian and Home Retail Group, the original CGT base cost is apportioned 50.604% to Experian Group Limited shares, 36.293% to Home Retail Group plc shares and 13.103% to Burberry Group plc shares.

Shareholder security
Shareholders are advised to be wary of any unsolicited advice, offers to buy shares at a discount, or offers of free reports about the Company. More detailed information can be found by visiting www.moneymadeclear.fsa.gov.uk. Details of any share dealing facilities that the Company endorses will be included in Company mailings or on the Corporate website.

The Unclaimed Assets Register
Experian owns and participates in The Unclaimed Assets Register, which provides a search facility for shareholdings and other financial assets that may have been forgotten. For further information, please contact The Unclaimed Assets Register, 6th Floor, Cardinal Place, 80 Victoria Street, London, SW1E 5JL (T: + 44 (0) 870 241 1713), or visit www.uar.co.uk.

American Depositary Receipts ('ADR')
Experian has a sponsored Level 1 ADR programme, for which The Bank of New York Mellon acts as Depositary. The Level 1 ADR programme is not listed on a stock exchange in the USA and trades in the over-the-counter market under the symbol EXPGY. Each ADR represents one Experian Group Limited ordinary share. For further information please contact:

Shareholder Relations
The Bank of New York Mellon
PO Box 11248
Church Street Station
New York
NY 10286 – 1258
United States

T: + 1 610 382 7836 (from the USA: 1-888-BNY-ADRS)

Financial calendar

Second interim dividend record date	27 June 2008
Interim management statement – First quarter	10 July 2008
Annual general meeting*	16 July 2008
Second interim dividend to be paid	25 July 2008
First half trading update	15 October 2008
Half-yearly financial report	19 November 2008
Interim management statement – Third quarter	January 2009
Preliminary announcement of results	May 2009

* to be held at the Four Seasons Hotel, Simmonscourt Road, Dublin 4, Ireland at 9.30am on Wednesday, 16 July 2008.

Contacts

Corporate headquarters:

Newenham House
Northern Cross
Malahide Road
Dublin 17
Ireland

T: + 353 (0) 1 846 9100
F: + 353 (0) 1 846 9150

Registered office:

22 Grenville Street
St Helier
Jersey JE4 8PX

Registered no. 93905

Registrars:

Experian Shareholder Services
Equiniti (Jersey) Limited
PO Box 63
11-12 Esplanade
St Helier
Jersey JE4 8PH

T: + 44 (0) 121 415 7586 (or 0845 601 0810 from the UK)

Text phone facility: + 44 (0) 121 415 7028 (or 0871 384 2255 from the UK)

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Experian is also working with the CarbonNeutral Company to assess, reduce and offset the greenhouse gas emissions created by this report's production and distribution. A total of 25.5 tonnes of CO_2 will be balanced through the purchase of Carbon Credits in the Sebenoba-Karakurt wind power project in Turkey. The project aims to reduce Turkey's reliance on fossil fuels and is verified and certified to the Voluntary Carbon Standard.

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Corporate headquarters

Newenham House
Northern Cross
Malahide Road
Dublin 17
Ireland

T +353 (0) 1 846 9100
F +353 (0) 1 846 9150

Corporate office

Cardinal Place
80 Victoria Street
London
SW1E 5JL
United Kingdom

T +44 (0) 20 304 24200
F +44 (0) 20 304 24250

Operational headquarters

Talbot House
Talbot Street
Nottingham
NG80 1TH
United Kingdom

T +44 (0) 115 941 0888
F +44 (0) 115 934 4905

475 Anton Blvd
Costa Mesa
CA 92626
United States

T +1 714 830 7000
F +1 714 830 2449



Experian

A world of insight

Corporate website
www.experiangroup.com

Corporate Responsibility Report
www.experiancrreport.com

Explaining Experian
www.explainingexperian.com

Annual Report 2008
www.experianannualreport.ie

Annual General Meeting 2008



This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, you are recommended to obtain your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under Part VI of the UK Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser if you are in a territory outside the UK.

If you have sold or otherwise transferred all your Experian Group Limited ordinary shares, please send this document together with the accompanying documents as soon as possible to the relevant purchaser or transferee or to the stockbroker, bank or other person through whom the sale or transfer was effected, for transmission to the relevant purchaser or transferee.

Annual Report 2008 highlights

Good revenue, profit and cash performance against a backdrop of difficult market conditions.

Revenue

Revenue from continuing activities up 14% at constant exchange rates to US$4.1bn. Organic revenue growth of 4%.

EBIT*

EBIT from continuing activities up 13% at constant exchange rates to US$938m. EBIT margin of 21.8% from continuing activities in line with prior year.

Cost-efficiency measures

Swift action to improve efficiency and reduce costs, with annualised cost savings target raised to US$110m from US$80m.

Acquisitions

Acquisition expenditure US$1.7bn, including Serasa (70% stake), Hitwise, Tallyman and N4 Solutions, with all acquisitions trading at least to plan.

Dividend

Second dividend of 12 US cents per share, giving a full-year dividend of 18.5 US cents per share, up 9%.

"Experian performed well during a challenging year. We delivered organic revenue growth across all four of our regions and all four of our principal activities, there were good profit and cash performances and we made excellent strategic progress, which positions us strongly for future growth.

"These achievements are all the more significant for having been secured against one of the most challenging market environments for the financial services sector in the US and the UK in recent times. Our performance attests to the commitment of our people, the strength of our market position, the global demand for our products and the balance and diversity of our portfolio."

Don Robert
Chief Executive Officer

* EBIT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, net financing costs and taxation. It includes the Group's share of associates' pre-tax profit.

The Annual Report 2008 highlights are extracted from, and should be read in conjunction with, Experian's Annual Report and Accounts 2008 (ARA). It is not intended to be a substitute for reading the ARA which contains a full statement of the results and state of affairs of the Group including principal risks and uncertainties relating to the Group.

KRONES AG
Investor Relations
Fax +49 9401 70-3786
E-mail investor-relations@krones.de
Internet www.krones.com
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Olaf Scholz
Telephone +49 9401 7011-69


KRONES

Letter from the Chairman



10 June 2008

To holders of ordinary shares

Dear Shareholder

Annual General Meeting: 16 July 2008

I am writing to you with details of our Annual General Meeting ("AGM") to be held on Wednesday 16 July 2008 at 9.30am at the Four Seasons Hotel, Simmonscourt Road, Dublin 4, Ireland.

The directors regard the AGM as an important forum for engagement, particularly with private shareholders and therefore welcome the opportunity to address any questions that shareholders may have. Like last year, shareholders who are unable to attend the AGM in person may submit questions beforehand via email in relation to the business of the meeting to agmquestions@experiangroup.com or on the reply paid question card attached to the proxy form. All questions will be considered and, if appropriate, addressed at the AGM, via the Company's website at www.experiangroup.com, or on an individual basis, according to the nature of the question.

The notice of meeting and notes are set out on pages 2 to 5 of this document. An explanation of the resolutions being proposed at the meeting is set out on pages 6 to 8. Voting at the meeting (except for any procedural resolution which may be taken on a show of a hands) will be taken on a poll and I would encourage you to use your vote by attending in person, voting electronically online or completing and returning a proxy form by post. A postage stamp is not required if the proxy form is posted in the UK. Completed proxy forms should be returned as soon as possible but in any event to arrive by **no later than 9.30am on Monday 14 July 2008.** Shareholders wishing to vote electronically can do so online via our registrars' website, www.sharevote.co.uk, or, if you have registered for the Shareview service, at www.experianshareview.com.

The return of a proxy form will not prevent you from attending the meeting in person and further details of how to vote are included in the 'Information for shareholders' section at the end of this document. Shareholders entitled to attend, speak and vote at the AGM may appoint a proxy to exercise their rights in their place. A shareholder may appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to different shares.

I would like to draw your attention to two items of special business. The first is the proposed change of the name of the Company from Experian Group Limited to Experian plc, a change which will reflect the 'plc' status of the Company. Previously, Jersey company law did not allow the Company to use the 'plc' designation, but an amendment is expected to come into force later this year which will allow use of the designation by Jersey registered public limited companies. The board is of the view that, as a FTSE100 public company listed on the London Stock Exchange, it is appropriate that the name of the Company be changed. Resolution 11 is to approve the change of name once the change in law becomes effective.

The second concerns changes to the Company's articles of association which are being proposed at this year's AGM. Similarly to last year's AGM, we are proposing that amendments to the articles be made primarily to provide appropriate consistency with relevant provisions of the UK Companies Act 2006 which have come into force since the date of the last AGM and relevant provisions which will come into force on 1 October 2008 (to the extent permitted by Jersey law). In addition, certain amendments are being made to the articles to reflect changes to Jersey law. The proposed amendments will be implemented by adopting a new set of articles of association pursuant to resolution 12. The main differences between the existing articles of association and the new articles of association as proposed to be adopted are summarised in the Appendix to the Notice of Annual General Meeting.

The directors have announced a second interim dividend of 12 US cents per ordinary share to be paid on 25 July 2008 to holders of ordinary shares in the Company on 27 June 2008. To ensure that certain UK shareholders have the same tax treatment on their dividend as if the Company was based in the UK, income access share arrangements have been put in place by the Company. The mechanics of the income access share arrangements make it impractical to submit a proposed dividend for approval at the AGM, but the board has no plans to announce any additional dividend in respect of the year ended 31 March 2008.

The Company currently issues tax vouchers to shareholders with every dividend payment. Following a review of this procedure, with effect from the second interim dividend payment in July 2008, the Company will issue one tax voucher each year to those shareholders who receive their dividends directly into their UK bank or building society account. Such shareholders will receive a consolidated tax voucher beginning with the first interim dividend payment in 2009. Shareholders who dispose of their holding during the tax year will also receive a consolidated tax voucher at this time. Shareholders who have elected to receive relevant shareholder communications by email will receive notification of the availability of their tax voucher online at www.shareview.co.uk following the payment of each dividend.

The directors consider that all the resolutions to be put to the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the directors unanimously recommend that you vote in favour of all resolutions as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully

John Peace
Chairman

Experian Group Limited (incorporated and registered in Jersey No. 93905). Corporate headquarters: Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland. Registered office: 22 Grenville Street, St. Helier, Jersey JE4 8PX

Notice of Meeting

Notice is hereby given that the 2008 annual general meeting of Experian Group Limited (the "Company") will be held at the Four Seasons Hotel, Simmonscourt Road, Dublin 4, Ireland on Wednesday 16 July 2008 at 9.30am.

Explanatory notes regarding the resolutions set out below are contained in the Appendix.

You will be asked to consider and, if thought fit, pass the following resolutions.

Ordinary resolutions

1. To receive the report of the directors and the financial statements of the Company for the year ended 31 March 2008, together with the report of the auditors.

2. To approve the report on directors' remuneration contained in the financial statements and reports of the Company for the year ended 31 March 2008.

3. To re-elect Fabiola Arredondo as a director of the Company.

4. To re-elect Paul Brooks as a director of the Company.

5. To re-elect Roger Davis as a director of the Company.

6. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next general meeting at which financial statements and reports are laid.

7. To authorise the directors to determine the remuneration of the auditors.

8. That the authority conferred on the directors by article 10.2 of the Company's articles of association shall be renewed and for this purpose the Authorised Allotment Amount shall be US$34,000,000 and the Allotment Period shall be the period commencing on 16 July 2008 and ending on the conclusion of the annual general meeting to be held in 2009 or, if earlier, 15 October 2009, unless previously renewed, varied or revoked by the Company in general meeting except that the Company may before such expiry make an offer or agreement which would or might require relevant securities (as defined in the articles of association of the Company) to be allotted after such expiry and the directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

Special resolutions

9. Subject to the passing of resolution 8 above, that the authority conferred on the directors by article 10.3 of the Company's articles of association shall be renewed and for this purpose the Non-pre-emptive Amount shall be US$5,100,000 and the Allotment Period shall be the period commencing on 16 July 2008 and ending on the conclusion of the annual general meeting to be held in 2009 or, if earlier, 15 October 2009, except that the Company may before such expiry make an offer or agreement which would or might require equity securities (as defined in the articles of association of the Company) to be allotted after such expiry and the directors may allot equity securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

10. To authorise the Company, generally and unconditionally:

    (a) pursuant to Article 57 of the Companies (Jersey) Law 1991, to make market purchases of ordinary shares in the capital of the Company on the London Stock Exchange on behalf of the Company on such terms and in such manner as the directors may from time to time determine, provided that:

    (i) the maximum number of ordinary shares which may be purchased under this authority is 102,000,000 ordinary shares of US 10 cents each;

    (ii) the minimum price (not including expenses) which may be paid for each ordinary share is US 10 cents;

    (iii) the maximum price (not including expenses) which may be paid for each ordinary share is an amount equal to the higher of: (a) 105% of the average market value of the Company's ordinary shares as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and (b) the price stipulated by Article 5 (1) of the Buy-back and Stabilisation Regulation (EC No. 2273/2003);

(iv) the authority hereby conferred shall expire on the earlier of 15 October 2009 and the conclusion of the annual general meeting of the Company to be held in 2009 (except that the Company shall be entitled, at any time prior to the expiry of this authority, to make a contract of purchase which would or might be executed wholly or partly after such expiry and to purchase shares in accordance with such contract as if the authority conferred had not expired) unless such authority is renewed prior to such time; and

(b) pursuant to Article 58A of the Companies (Jersey) Law 1991, and if approved by the directors, to hold as treasury shares any ordinary shares purchased pursuant to the authority conferred by resolution 10(a) above.

11. That, subject to the necessary amendment to the Companies (Jersey) Law 1991 coming into force, the name of the Company be changed to Experian plc.

12. That the articles of association as set out in the draft produced to the meeting and initialled by the Chairman for the purposes of identification be and are her by approved to take effect from the conclusion of the meeting.

By order of the board
Charles Brown
Company Secretary
10 June 2008

Corporate headquarters:
Newenham House
Northern Cross
Malahide Road
Dublin 17
Ireland

Registered office:
22 Grenville Street
St Helier
Jersey JE4 8PX

Notes

1. The Company, pursuant to the Companies (Uncertificated Securities) (Jersey) Order 1999, specifies that only those persons entered on the register of members of the Company as at 6.00pm on 14 July 2008 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 6.00pm on 14 July 2008 shall be disregarded in determining the rights of any person to attend or vote at the meeting. If the meeting is adjourned to a time not more than 48 hours after the specified time applicable to the original meeting, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. If however, the meeting is adjourned for a longer period then, to be so entitled, members must be entered on the Company's register of members at 6.00pm on the day two days prior to the adjourned meeting, or, if the Company gives notice of the adjourned meeting, at the time specified in that notice.

2. The following documents will be available for inspection at the Company's registered office, 22 Grenville Street, St Helier, Jersey JE4 8PX, at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during normal business hours on weekdays (Saturdays and public holidays excluded) and at the place of the annual general meeting from 9.15am on the day of the meeting until its conclusion:

   (i) copies of all the directors' service contracts and letters of appointment; and

   (ii) the memorandum and articles of association of the Company in the form they will appear if altered by resolution 12.

3. A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend and, on a poll, to vote in his/her place. A proxy need not be a member of the Company. If a shareholder wants their proxy to speak on their behalf, they must appoint someone other than the Chairman as their proxy. A shareholder may appoint more than one proxy, provided that the total number of such proxies shall not exceed the total number of shares carrying an entitlement to attend such meeting held by such member. The appointment of a proxy will not preclude members entitled to attend and vote at the meeting (or at any adjournment(s) of the meeting) from doing so in person if they so wish.

4. Under Jersey law, corporations may only appoint one corporate representative. Corporations wishing to allocate their votes to more than one person should use the proxy arrangements.

5. Any person to whom this notice is sent who is a person nominated to enjoy information rights (a "Nominated Person") may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

6. The statement of the rights of shareholders in relation to the appointment of proxies in paragraph 3 above does not apply to Nominated Persons. The rights described in that paragraph can only be exercised by shareholders of the Company.

7. To be valid, an appointment of proxy must be returned using one of the following methods:

   (i) by sending a proxy form (together, if appropriate, with the power of attorney or other written authority under which it is signed or a certified copy of such power or authority) to the office of the Company's registrars, Equiniti (Jersey) Limited, c/o Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6EF; or

   (ii) by logging onto www.sharevote.co.uk, entering the Reference Number, Card ID and Account Number printed on the proxy form (which, together, make up a unique 24-character reference number) and following the online instructions. If requested, the Company's registrars will send an acknowledgement that the online proxy appointment has been lodged with them; or

   (iii) in the case of members who have registered for a Shareview portfolio with the registrars, by logging onto their portfolio at www.experianshareview.com, clicking on "Company Meetings" and following the online instructions. If requested, the Company's registrars will send an acknowledgement that the online proxy appointment has been lodged with them; or

(iv) in the case of CREST members, by utilising the CREST electronic proxy appointment service,

and in each case the appointment of proxy (together with any relevant power/authority) must be received (or, in the case of the appointment of a proxy through CREST, retrieved by enquiry to CREST in the manner prescribed by CREST) by the Company's registrars not later than 48 hours before the time appointed for holding the meeting.

8. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) of the meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in note 7 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee by other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages.

   Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999.

9. As at 16 May 2008 the Company's issued share capital consisted of 1,023,451,405 ordinary shares of 10 US cents each with voting rights and 20 deferred shares of 10 US cents each which have no voting rights. Therefore, the total voting rights in the Company as at 16 May 2008 was 1,023,451,405.

Appendix

Explanatory notes in relation to the resolutions to be proposed at the annual general meeting.

Resolutions 1 to 8 will each be proposed as ordinary resolutions that will be passed if more than 50% of the votes cast are in favour of the resolution. Resolutions 9 to 12 will each be proposed as special resolutions that will be passed if not less than two-thirds of the votes cast are in favour of the particular resolution.

Resolution 1
The directors are required to present to the meeting their report, the financial statements of the Company for the year ended 31 March 2008 and the report of the auditors.

Resolution 2
This resolution is an advisory shareholder vote on the report on directors' remuneration.

Resolutions 3 to 5
In accordance with the Company's articles of association, each director is required to retire at the annual general meeting held in the third calendar year following the year in which he or she was elected or last re-elected by the Company. In order to ensure an orderly re-election process, the Company intends that a number of directors will retire each year and, this year, Fabiola Arredondo, Paul Brooks and Roger Davis will each retire at the annual general meeting and, being eligible, will offer themselves for re-election.

A formal evaluation of the performance of the board and its committees was conducted during the year ended 31 March 2008. The evaluation process involved interviews by independent consultants with all members of the board, as well as those senior executives who regularly attend board and committee meetings. In addition, the Chairman conducted an individual evaluation of each director. The board concluded that overall, the board and its committees continued to operate effectively and the board is satisfied that each director continues to contribute effectively and demonstrates commitment to the role. Accordingly, the board recommends each retiring director's re-election.

Biographical details of each of the directors seeking re-election are set out on pages 38 and 39 of the Annual Report 2008.

Resolution 6
Auditors have to be appointed at each annual general meeting. PricewaterhouseCoopers LLP has advised of its willingness to stand for re-appointment as the auditor of the Company.

Resolution 7
The remuneration of the auditors must be fixed by the directors or the Company in general meeting or in such manner as the Company may determine in general meeting. The usual practice is for shareholders to resolve at the annual general meeting that the directors decide on such remuneration.

Resolution 8
The purpose of resolution 8, which will be proposed as an ordinary resolution, is to put in place a new authority of the Company to allot relevant securities (as defined in the Company's articles of association), this year up to an aggregate nominal amount of US$34,000,000, being approximately one third of the Company's issued ordinary share capital as at 16 May 2008.

If granted, this authority will expire on the earlier of 15 October 2009 and the conclusion of the annual general meeting to be held in 2009.

Resolution 9
The purpose of resolution 9, which will be proposed as a special resolution, is to put in place a new authority for the directors to allot equity securities (as defined in the Company's articles of association) for cash without offering those equity securities pro rata to existing shareholders up to an aggregate nominal amount of US$5,100,000 representing approximately 5% of the Company's issued ordinary share capital as at 16 May 2008. The directors do not intend to issue more than 7.5% of the issued ordinary share capital for cash on a non pre-emptive basis in any three year period.

The board considers that it is in the best interests of the Company and its shareholders generally that the Company should have the flexibility conferred by resolutions 8 and 9 to make small issues of shares for cash as suitable opportunities arise, although the board has no present intention of exercising either this authority or the authority under resolution 8 other than for the allotment of shares under share incentive schemes.

If granted, this authority will expire on the earlier of 15 October 2009 and the conclusion of the annual general meeting to be held in 2009.

Resolution 10
The purpose of resolution 10, which will be proposed as a special resolution, is to put in place a new authority to enable the Company to make market purchases of up to 102,000,000 ordinary shares, being approximately 10%of the issued ordinary share capital as at 16 May 2008. The Company's exercise of this authority is subject to the stated upper and lower limits on the price payable which reflect the requirements of the UK Listing Rules and the provisions of Article 57 of the Companies (Jersey) Law 1991. The Company will only exercise the power of purchase after careful consideration and in circumstances where, in the light of market conditions prevailing at the time, it is satisfied that it is in the best interests of the

Company and of its shareholders generally to do so and where there would be a resulting increase in earnings per share.

The Companies (Jersey) Law 1991 now permits the Company to hold any shares purchased by it as treasury shares as an alternative to immediately cancelling them. If the Company purchases any of its ordinary shares and holds them as treasury shares, the Company may sell these shares (or any of them) for cash, transfer these shares (or any of them) for the purposes of or pursuant to an employee share scheme, cancel these shares (or any of them) or continue to hold them as treasury shares. Holding such shares as treasury shares gives the Company the ability to reissue them quickly and cost effectively and provides additional flexibility in the management of the Company's capital base. No dividends will be paid on, and no voting rights will be exercised in respect of, shares held as treasury shares. If any ordinary shares are purchased by the Company, the directors intend to decide whether to cancel shares purchased pursuant to this authority or hold them as treasury shares based on the interests of the Company and shareholders as a whole at the relevant time.

As at 16 May 2008, there were options outstanding over 44,387,884 ordinary shares representing 4.34% of the issued ordinary share capital of the Company at that date. If the full authority being sought under resolution 10 was utilised, so reducing the issued ordinary share capital by an equivalent amount, the figure of 44,387,884 would represent approximately 4.82% of the issued ordinary share capital at that date.

If granted, this authority will expire on the earlier of 15 October 2009 and the conclusion of the annual general meeting to be held in 2009.

Resolution 11

Resolution 11 concerns a proposal to change the name of the Company from Experian Group Limited to Experian plc. An amendment to the Companies (Jersey) Law 1991 has been approved by the States of Jersey which, subject to approval by the Privy Council (which is expected to be given in the third quarter of 2008), will allow a Jersey public limited company to designate itself as a 'plc'. The board is of the view that, as a FTSE100 public company listed on the London Stock Exchange, it is appropriate that the name of the Company be changed. At this time, the required law is expected to be in force by the autumn of 2008 and, as a result, this resolution is conditional upon the enactment of the required law.

Resolution 12

Although the Company is a Jersey company, the purpose of resolution 12 is to adopt a new set of articles of association (the "New Articles"), with the aim of continuing to ensure the consistency (to the extent permitted by Jersey law) of the articles of association with those provisions of the UK Companies Act 2006 which have come into force since the date of the last annual general meeting and those which will come into force on or before 1 October 2008 and to enable the Company to benefit from those new provisions.

Summarised below are the key changes introduced in the New Articles, which (if approved) will be adopted from the conclusion of the meeting. Other changes, which are of a minor, technical or clarifying nature, have not been noted in this appendix.

A copy of the Company's existing articles of association (the "Existing Articles"), and a copy of the New Articles as proposed to be adopted pursuant to resolution 12, marked to show the differences from the Existing Articles will be available for inspection at the Company's registered office, 22 Grenville Street, St Helier, Jersey JE4 8PX, and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during normal business hours on weekdays (Saturdays and public holidays excluded) until the conclusion of the annual general meeting.

It is important to note that, as the UK Companies Act 2006 is being implemented in phases with the final phase anticipated to come into force in October 2009, further changes to the Company's articles of association may be proposed to shareholders at the next and/or subsequent annual general meeting(s) of the Company to achieve consistency of the Company's articles of association (to the extent permitted by Jersey law) with those provisions.

The main proposed changes to the Company's articles of association are as follows:

Directors' interests

The UK Companies Act 2006 sets out directors' general duties. The provisions largely codify the existing law, but with some changes. Under the UK Companies Act 2006, from 1 October 2008 a director must avoid a situation where he has, or could have, a direct or indirect interest that conflicts, or possibly may conflict with, the Company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The UK Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts where the articles of association contain a provision to this effect. The UK Companies Act 2006 also allows the articles of association to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. The proposed amendments to the articles of association give the board of directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

Appendix (continued)

There are safeguards that will apply when directors decide whether to authorise a conflict or potential conflict. First, only independent directors (those who have no interest in the matter being considered) will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the Company's success. The directors will be able to impose such limits or conditions when giving authorisation as they think appropriate.

Even where a director has a conflict of interest authorised by the other directors, in exercising his or her duties as a director of the Company, the director will still be required by the Companies (Jersey) Law 1991 to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

It is also proposed that the New Articles contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a director against being in breach of duty should a conflict of interest or potential conflict of interest arise. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors. It is the board's intention to report annually on the Company's procedures for ensuring that the board's powers to authorise conflicts are operated effectively.

Liability limitation agreements
The UK Companies Act 2006 allows auditors, from 6 April 2008, to enter into liability limitation agreements to limit their liability for the audit work which they carry out. Under the UK Companies Act 2006 a liability limitation agreement cannot reduce the auditors' liability to less than is fair and reasonable, must be subject to shareholder approval and must not apply for more than one financial year. It is proposed that the articles of association of the Company be amended to include a provision requiring shareholder approval for any such agreements. There is no such agreement available for approval at this year's annual general meeting.

Proxies
Consistent with the UK Companies Act 2006, the New Articles reflect certain amendments and clarifications concerning the appointment, rights and termination of proxies.

Convening extraordinary and annual general meetings
An amendment to the Companies (Jersey) Law 1991 has been approved by the States of Jersey which, subject to approval by the Privy Council, will allow a Jersey company to convene all general meetings (including a meeting at which a special resolution is proposed) upon 14 days' notice in writing. The UK Companies Act 2006 allows for all shareholders meetings (other than annual general meetings) to be convened on 14 days' notice even where a special resolution is proposed. Subject to the amendment under Jersey law referred to above coming into force, it is proposed that the articles be amended to allow the Company to conform with the provisions in the UK Companies Act 2006.

Other amendments relating to annual general meetings have also been made in the New Articles to conform with the UK Companies Act 2006.

Treasury shares
Recent changes to the Companies (Jersey) Law 1991 provide that, subject to shareholder approval, a Jersey company has the option to hold as treasury shares any of its shares it redeems or purchases. The New Articles update certain provisions to reflect the position at law.

Capital distributions
An amendment to the Companies (Jersey) Law 1991 has been approved by the States of Jersey which, subject to approval by the Privy Council, will allow a Jersey company to make capital distributions from its share premium account capital or other accounts (excluding its nominal capital account or capital redemption reserve) without a court sanction. The articles will be amended to give the Company the flexibility to make such capital distributions. The Company has no current intention to make any such capital distributions.

Information for shareholders

Time of the meeting
Registration will commence at 9.00am on Wednesday 16 July 2008 at the Four Seasons Hotel and the annual general meeting will start promptly at 9.30am. Tea, coffee and biscuits will be available prior to the meeting.

If you are planning to attend the annual general meeting, the Four Seasons Hotel is located just south of the centre of Dublin city. A map showing the location of the venue is set out on the back of your attendance card.

Attendance at the meeting
Please bring the attendance card attached to the proxy form with you if you attend the meeting. It will authenticate your right to attend, speak and vote and will speed up your admission to the meeting.

Shareholders with disabilities
There will be facilities for shareholders who are in a wheelchair. Anyone accompanying a shareholder in need of assistance will be admitted to the meeting as a guest of that shareholder.

Questions
If you are unable to attend the annual general meeting, but would like to ask a question, you can do so by using the shareholder question form attached to the proxy form or by submitting a question via email to agmquestions@experiangroup.com.

Voting arrangements
Save for any procedural resolution which may be taken on a show of hands, each of the resolutions to be put to the annual general meeting will be taken on a poll rather than on a show of hands. The results of the poll will be announced via a regulatory information service as soon as practicable following the conclusion of the meeting and will also be published on the Company's website at www.experiangroup.com.

The Company has included on the proxy form a "Vote Withheld" option in order for shareholders to abstain on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and will not be counted in the calculation of the proportion of votes "For" or "Against" the particular resolution.

Completing the form of proxy
Notes on completing the form of proxy can be found on the form and should be read carefully before the form is completed.

Action to be taken
If you are unable to attend the meeting or wish to register your proxy votes now in relation to the resolutions proposed, you should complete the enclosed proxy form(s) and return it to the Company's registrar, Equiniti (Jersey) Limited, at the address shown on the proxy form, to be received by **no later than 9.30am on Monday 14 July 2008.** A postage stamp is not required for the proxy form if posted in the UK. Returning a completed form of proxy will not prevent you from subsequently attending in person and voting at the meeting.

Electronic proxy voting
You may, if you wish, register the appointment of a proxy and/or voting instructions for this meeting online via our registrars' website, www.sharevote.co.uk, or, if you have registered for the Shareview service, at www.experianshareview.com. Full details of the procedures are given on those websites.

The proxy appointment and/or voting instructions must be received by Equiniti (Jersey) Limited by **no later than 9.30am on Monday 14 July 2008.**

Please note that any electronic communication sent to the Company or the registrar that is found to contain a computer virus will not be accepted.

You will need to have your form of proxy to hand when you log on as it contains information which is required in the process.

CREST members who wish to appoint or instruct a proxy or proxies via the CREST electronic proxy appointment service should refer to the notes to the notice of annual general meeting where there is information on how to proceed.

Information rights
A shareholder who holds shares on behalf of another person may nominate that person (a "Nominated Person") to have information rights to receive all communications sent by the Company to its shareholders. Any shareholder wishing to make such nomination should apply to the Company's registrar, Equiniti (Jersey) Limited, at the address below giving details of the Nominated Person including their relationship with them.

General enquiries
Equiniti (Jersey) Limited maintains the Company's register of members. They provide a telephone helpline service (telephone number + 44 (0) 121 415 7586 or 0845 601 0810 for calls within the UK). If you have any queries about the annual general meeting or about your shareholding, please contact Equiniti (Jersey) Limited at the following address:

Equiniti (Jersey) Limited
PO Box 63
11-12 Esplanade
St Helier
Jersey
JE4 8PH

Corporate headquarters	Corporate office	Operational headquarters	
Experian Group Limited Newenham House Northern Cross Malahide Road Dublin 17 Ireland	Experian Cardinal Place 80 Victoria Street London SW1E 5JL United Kingdom	Experian Talbot House Talbot Street Nottingham NG80 1TH United Kingdom	Experian 475 Anton Blvd Costa Mesa CA 92626 United States
T +353 (0) 1 846 9100 F +353 (0) 1 846 9150	T +44 (0) 20 304 24200 F +44 (0) 20 304 24250	T +44 (0) 115 941 0888 F +44 (0) 115 934 4905	T +1 714 830 7000 F +1 714 830 2449

Experian
A world of insight



São Paulo is the home of Serasa, Brazil's largest credit bureau, in which Experian now has a controlling interest.

www.experiangroup.com

CarbonNeutral® publication

FSC Mixed Sources Product group from well-managed forests and recycled wood or fiber www.fsc.org Cert no. SGS-COC-003114 © 1996 Forest Stewardship Council

ISO 14001

This notice has been produced using ISO 14001 and FSC certified environmental print technology, together with vegetable-based inks and a single-site production facility that required no transport between processes. It is printed on an environmentally responsible paper that uses 50% certified de-inked post consumer waste and 50% certified virgin fibre from sustainable sources.

Experian is also working with the CarbonNeutral Company to assess, reduce and offset the greenhouse gas emissions created by the production and distribution of this notice. A total of 3.36 tonnes of CO_2 will be balanced through the purchase of Carbon Credits in the Sebenoba-Karakurt wind power project in Turkey. The project aims to reduce Turkey's reliance on fossil fuels and is verified and certified to the Voluntary Carbon Standard.

EXPERIAN GROUP LIMITED

SCHEDULE

15 MAY 2008 – 13 JUNE 2008
ANNOUNCEMENTS / FILINGS

Exemption file number 82-35022

LONDON STOCK EXCHANGE ANNOUNCEMENTS		
13/06/2008		Second Interim Dividend Elections
10/06/2008		Annual Report and Accounts
30/05/2008		Total Voting Rights
21/05/2008		Final Results – Part 4
21/05/2008		Final Results – Part 3
21/05/2008		Final Results – Part 2
21/05/2008		Final Results – Part 1
19/05/2008		Additional Listing
16/05/2008		Additional Listing

FINANCIAL SERVICES AUTHORITY ("FSA") FILINGS		
10/06/2008		Letter sent to the FSA enclosing the following: - - Copy of the Annual Report and Accounts for the year ended 31 March 2008 - Copy of the Notice of the 2008 Annual General Meeting - Copy of the Proxy Form for the 2008 Annual General Meeting

DOCUMENTATION SENT TO SHAREHOLDERS		
10/06/2008		Annual Report and Accounts for the year ended 31 March 2008
		Copy of the Notice of the Annual General Meeting 2008
		Copy of the Proxy Form for the Annual General Meeting 2008
		Annual General Meeting 2008 Attendance Card
		Annual General Meeting 2008 Shareholder Question Card

Corporate Headquarters
Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland.
T 353 1 846 9100 F 353 1 846 9150 www.experiangroup.com

10 June 2008

Document Disclosure Team
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Dear Sir/Madam

EXPERIAN GROUP LIMITED ANNUAL REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2008, NOTICE OF 2008 ANNUAL GENERAL MEETING AND PROXY FORM

Pursuant to Listing Rule 9.6.1R, we enclose two copies of the above documents.

Pursuant to Disclosure and Transparency Rule 6.1.2R (1) (a), we are obliged to communicate draft amendments to the articles of association of the Company to you. Details of the amendments are set out in the enclosed Notice of 2008 Annual General Meeting.

If you have any queries, please contact me.

Yours faithfully



Ronan Hanna
Deputy Company Secretary

SINESS REPLY SERVICE
Licence No. SEA 9443



Equiniti (Jersey) Limited,
c/o Equiniti Limited,
Aspect House,
Spencer Road,
Lancing,
West Sussex,
BN99 6EF

Annual General Meeting 2008
Proxy form

Experian




Reference Number | Card ID | Account Number

Please refer to the notice of meeting (which contains the full text of the resolutions) and explanatory notes before completing this proxy form.

You may submit your proxy electronically at www.sharevote.co.uk using the above numbers. CREST members may lodge proxy appointments via CREST. Please refer to the notice of meeting for instructions.

I/We, the undersigned, being (a) member(s) of Experian Group Limited hereby appoint the Chairman of the meeting (see note 1)

[ ] as my/our proxy to vote for me/us on my/our behalf on any matter which may properly come before the annual general meeting of Experian Group Limited to be held on Wednesday 16 July 2008 and at any adjournment thereof.

If you use this form, please indicate how you direct your proxy to vote by marking an [X] in the appropriate boxes in black ink.

If you give no indication, the proxy or proxies will vote/abstain at his/her/their discretion on the business of the meeting set out in the notice and, unless otherwise instructed, on any other business (including amendments to resolutions) which may come before the meeting.

Completion of the proxy form does not preclude you from attending and voting at the annual general meeting.

Please note that the 'Vote Withheld' option has no legal effect and will not be counted in the calculation of the proportion of votes 'For' or 'Against' a particular resolution.

Ordinary resolutions	For	Against	Vote Withheld
1. Receipt of the reports and accounts	[ ]	[ ]	[ ]
2. Approval of the report on directors' remuneration	[ ]	[ ]	[ ]
3. To re-elect Fabiola Arredondo as a director	[ ]	[ ]	[ ]
4. To re-elect Paul Brooks as a director	[ ]	[ ]	[ ]
5. To re-elect Roger Davis as a director	[ ]	[ ]	[ ]
6. Re-appointment of auditors	[ ]	[ ]	[ ]
7. Directors' authority to determine the auditors' remuneration	[ ]	[ ]	[ ]
8. Directors' authority to allot relevant securities	[ ]	[ ]	[ ]
Special resolutions			
9. Directors' authority to disapply pre-emption rights	[ ]	[ ]	[ ]
10. Directors' authority to purchase the Company's own shares	[ ]	[ ]	[ ]
11. Change of name of the Company to Experian plc	[ ]	[ ]	[ ]
12. Amendment of the articles of association as specified in the notice of meeting	[ ]	[ ]	[ ]




Signature: [ ] Date: [ ]

Please mark here [ ] (and refer to note 2 below) if this proxy appointment is one of multiple proxy appointments being made. This card should not be used for any comments, change of address or other notifications or enquiries.

8050 008 9

Notes

1. Every shareholder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as his proxy to exercise all or any of his rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please delete the words 'Chairman of the meeting' and insert the name of your chosen proxy holder in the space provided. If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder's name the number of shares in relation to which they are authorised to act as your proxy. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or, if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).
2. To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the registrars, Equiniti (Jersey) Limited, on + 44 (0) 121 415 7586 (or 0845 601 0810 for calls within the UK) or you may photocopy this form. Please indicate in the box next to the proxy holder's name (see above) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by marking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.
3. Any alterations to the proxy form(s) must be initialled.
4. The proxy form(s) and, if appropriate, the power of attorney under which it is signed must arrive at the address overleaf NOT LATER THAN 9.30am on Monday 14 July 2008. If the form is posted outside the UK, you should return it in an envelope to the address overleaf and you will need to pay postage. If the form is posted in the UK, there is no postage to pay and no envelope is necessary. If you prefer, you may place the proxy form(s) in an envelope and address it to Equiniti (Jersey) Limited, c/o Equiniti Limited, SEA 9443, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6EF.
5. In the case of a corporation, the proxy form(s) must be either under seal or signed by a duly authorised officer or attorney.
6. In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the joint holders. Seniority is determined by the order in which the names stand in the register of members.

Annual General Meeting 2008
Attendance card



The annual general meeting of Experian Group Limited will be held at the Four Seasons Hotel, Simmonscourt Road, Dublin 4, Ireland on Wednesday 16 July 2008 at 9.30am. Registration will commence at 9.00am on that day.

If you plan attending the meeting, please bring this card with you and present it at the registration desk. It will authenticate your right to attend, speak and vote and will speed up your admission to the meeting.

If you do not plan to attend the meeting, please complete, detach and return the proxy form opposite. If you have any questions regarding the completion of the proxy form, please contact the registrars, Equiniti (Jersey) Limited on + 44 (0) 121 415 7586 (or 0845 601 0810 for calls within the UK).

Annual General Meeting 2008
Shareholder questions


Experian

If you cannot attend the meeting, but would like to raise a question relating to the business of the meeting, please provide brief details below:

____

____

____

____

____

____

Questions may also be sent via email to: agmquestions@experiangroup.com

Shareholder Reference: 8050 008 9

Shareholder Name:

AGM location


Temple Bar
RIVER LIFFEY
Trinity College
Pearse St.
Nassau St.
Lansdowne Rd Rugby Ground
St. Stephens Green
Baggot St.
DUBLIN BAY
Royal Dublin Society Grounds
Merrion Rd
Herbert Park
Four Seasons Hotel
Simmonscourt Rd.

Annual General Meeting
Wednesday 16 July 2008 at 9.30am
Four Seasons Hotel, Simmonscourt Road, Dublin 4, Ireland

BUSINESS REPLY SERVICE
Licence No. SEA 8882

1

Equiniti (Jersey) Limited,
c/o Equiniti Limited,
Aspect House,
Spencer Road,
Lancing,
West Sussex,
BN99 6SP

END